Registration No. 333- _________

As filed with the Securities and Exchange Commission on January 26, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRUSTMARK CORPORATION
(Exact name of registrant as specified in its charter)

Mississippi	6021	64-0471500
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

T. Harris Collier III, Secretary
248 East Capitol Street
Jackson, Mississippi 39201
(601) 208-5111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Granville Tate, Jr.
Brunini, Grantham, Grower & Hewes, PLLC
The Pinnacle Building
190 East Capitol Street, Suite 100
Jackson, Mississippi 39201
(601) 948-3101

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock, $0.00 par value	681,818	n/a	$12,000,000	$1,375.20

(1)	Represents the estimated maximum number of shares of Trustmark common stock that could be issued in connection with the merger described herein.

(2)
The maximum dollar value of Trustmark common shares to be issued in connection with the merger is $12,000,000. Trustmark’s common stock price as determined by the formula in this registration statement does not have a maximum price per share.

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $114.60 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registration No. 333- _________

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED January 26, 2012

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Bay Bank & Trust Co. (“Bay Bank”) and Trustmark Corporation (“Trustmark”) have each unanimously approved a merger of Bay Bank with and into Trustmark National Bank (“Trustmark Bank”), a wholly-owned subsidiary of Trustmark, according to the terms of an Agreement and Plan of Merger, dated November 30, 2011. The merger would result in Trustmark Bank being the surviving entity. Bay Bank’s shareholders will vote to approve the merger agreement and the merger at a special meeting of shareholders to be held on March 6, 2012. Trustmark’s shareholders are not required to approve the merger.

The merger consideration is $22 million, consisting of $12 million of Trustmark common stock and $10 million in cash. If the merger is completed, each outstanding share of Bay Bank common stock, $5.00 par value, shall be automatically converted into and represent the right to receive: (i) cash in an amount equal to $12.78 per share of Bay Bank common stock, and (ii) shares of Trustmark common stock in an amount equal to $12 million, not to exceed a maximum of .8711 of such shares per share of Bay Bank common stock, or a maximum of 681,818 shares of Trustmark common stock in the aggregate. Trustmark’s common stock is listed on the NASDAQ Global Select Market under the symbol “TRMK.”

Approval of the merger requires government approvals and the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares of Bay Bank common stock on February 3, 2012, which is the record date for the Bay Bank special shareholders’ meeting. The directors of Bay Bank, through a shareholders agreement, have agreed to vote their shares of Bay Bank common stock in favor of the merger. The directors of Bay Bank collectively beneficially own approximately 47.47% of the issued and outstanding shares of Bay Bank common stock.

The Bay Bank board of directors unanimously recommends approval of the merger and believes that the combination with Trustmark Bank is advisable and in the best interests of Bay Bank’s shareholders.

You should read this entire proxy statement/prospectus, including the documents incorporated by reference into this document, carefully because they contain important information about the merger and the special shareholders’ meeting. In particular, you should read carefully the information under the section entitled “RISK FACTORS” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The Trustmark common stock to be issued to Bay Bank’s shareholders are not deposits or savings accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [—], 2012, and first mailed to shareholders of Bay Bank on or about [—], 2012.

HOW TO OBTAIN ADDITIONAL INFORMATION

This document, which is sometimes referred to as this “proxy statement/prospectus” constitutes a proxy statement of Bay Bank with respect to the solicitation of proxies for the Bay Bank special meeting of shareholders and a prospectus of Trustmark for the shares of its common stock that will be issued to Bay Bank’s shareholders in the merger.

Trustmark filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Trustmark common stock that will be issued to Bay Bank’s shareholders in the merger. This proxy statement/prospectus constitutes a part of that registration statement on Form S-4.  For further information about Trustmark, you should review the registration statement filed with the SEC.

Trustmark files annual, quarterly, and current reports, proxy statements, and other information with the SEC required to be filed by it as a reporting company under Sections 13 or 15(d) of the Securities Exchange Act of 1934. This proxy statement/prospectus incorporates important business and financial information about Trustmark from documents filed with the SEC that have not been included in or delivered with this document, which information is described on page 58 under the heading “WHERE YOU CAN FIND MORE INFORMATION.” You may read and copy any materials that Trustmark files with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You should call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

In addition, the SEC maintains an Internet site at www.sec.gov that contains Trustmark’s filings with the SEC. You may also obtain free copies of the documents that Trustmark files with the SEC by going to the Investor Relations section of Trustmark’s website at www.trustmark.com or by contacting:

Trustmark Corporation
Louis E. Greer
Treasurer and Principal Financial Officer
248 East Capitol Street
Jackson, Mississippi  39201
(601) 208-5111

To obtain timely delivery of the documents before the special meeting of Bay Bank, you must request the information by March 1, 2012.

Information contained on Trustmark’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on such website to be part of this proxy statement/prospectus or any supplement hereto.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of [—], 2012.

BAY BANK & TRUST CO.
509 Harrison Avenue
Panama City, Florida  32401

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholders:

A special meeting of shareholders of Bay Bank & Trust Co. (“Bay Bank”) will be held on Tuesday, March 6, 2012 at 11:00 a.m., local time, at 509 Harrison Avenue, Panama City, Florida 32401, for the following purposes:

1.
Merger Proposal. To approve the Agreement and Plan of Merger, dated as of November 30, 2011, by and among Trustmark Corporation, Trustmark National Bank, and Bay Bank pursuant to which Bay Bank will merge with and into Trustmark National Bank, all on and subject to the terms and conditions contained therein.

2.
Adjournment Proposal. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger.

Only shareholders of record at the close of business on February 3, 2012, being the record date, will be entitled to notice of and to vote at the special meeting.

Shareholders of Bay Bank have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Bay Bank common stock under applicable provisions of Florida law. In order for a shareholder of Bay Bank to perfect his right to dissent, such shareholder must file a written notice of intent to demand payment with Bay Bank prior to the vote to take place at the special shareholders’ meeting and must not vote in favor of the merger agreement. A copy of the applicable Florida statutory provisions are included as Appendix B to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “PROPOSAL TO APPROVE THE MERGER AGREEMENT — Dissenters’ Rights of Appraisal in the Merger.”

By Order of the Board of Directors,

Kenneth E. Padgett, Chairman of the Board
Bay Bank & Trust Co.

Panama City, Florida
[—], 2012

The board of directors of Bay Bank unanimously recommends that you vote FOR the approval of the merger agreement. Whether or not you plan to attend the meeting, please complete, sign, date, and return the enclosed proxy in the accompanying pre-addressed, postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign, and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address some commonly asked questions regarding the merger and the Bay Bank & Trust Co. (“Bay Bank”) special meeting of shareholders. These questions and answers may not address all questions that may be important to you as a Bay Bank shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the appendices to this proxy statement/prospectus, and the documents referred to and incorporated by reference in this proxy statement/prospectus.

Q:	What are Bay Bank shareholders being asked to vote upon?

A:
The shareholders of Bay Bank are being asked to vote to approve the merger agreement. In the merger, Bay Bank will merge with and into Trustmark National Bank (“Trustmark Bank”), a wholly-owned subsidiary of Trustmark Corporation (“Trustmark”). Trustmark Bank will be the surviving bank and remain a wholly-owned subsidiary of Trustmark. Bay Bank will no longer exist as a separate company.

Q:	What form of consideration will Bay Bank shareholders receive as a result of the merger?

A:
The merger consideration is $22 million under the merger agreement. If the merger agreement is approved by the shareholders of Bay Bank and the merger is subsequently completed, all outstanding shares of Bay Bank common stock will be converted into the right to receive in the aggregate (i) cash equal to $10 million, and (ii) $12 million worth of shares of Trustmark common stock not to exceed a maximum number of 681,818 shares. The number of shares of Trustmark common stock received will depend upon an average price of Trustmark common stock prior to closing.  If such average price multiplied by the maximum number of Trustmark shares to be issued in the merger is less than $12 million, then Bay Bank shareholders will receive a supplemental cash payment equal to the shortfall.  This is described in more detail under the heading “PROPOSAL TO APPROVE THE MERGER AGREEMENT — Terms of the Merger of Bay Bank into Trustmark” below in this proxy statement/prospectus. Trustmark will issue its common stock pursuant to the merger in book entry form only, so you will not receive physical Trustmark common stock certificates.

Q:	How much cash and Trustmark common stock will I receive per share of Bay Bank common stock?

A:
Based on 782,688 shares of Bay Bank common stock issued and outstanding as of January 17, 2012, holders of Bay Bank common stock will have the right to receive (i) cash in an amount equal to $12.78 per share of Bay Bank common stock, and (ii) shares of Trustmark common stock in an amount equal to $12 million, not to exceed a maximum of .8711 of such shares per share of Bay Bank common stock, or a maximum of 681,818 shares of Trustmark common stock in the aggregate. Trustmark will pay cash in lieu of any fractional share of Trustmark common stock to which you would otherwise be entitled at the rate of $15.33 multiplied by the fractional share amount. Depending on the average price of Trustmark common stock prior to closing, you may also receive a supplemental cash payment in lieu of any Trustmark common stock to which you would be entitled if not for the limitation on the maximum number of shares that may be issued in connection with the merger. Please see the immediately preceding answer and the heading below “PROPOSAL TO APPROVE THE MERGER AGREEMENT — Terms of the Merger of Bay Bank into Trustmark” in this proxy statement/prospectus for more information on the method of calculating cash and Trustmark common stock to be received in the merger.

Q:	Will I know the number of shares of Trustmark common stock that I will receive in the merger before I vote on the merger agreement?

A:
No. Due to the $12 million fixed value of Trustmark common stock to be issued in the merger and fluctuations in the price of Trustmark common stock, Bay Bank shareholders will not know the exact number of shares of Trustmark common stock they will receive in connection with the merger when they vote on the merger agreement.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the first quarter of 2012, although delays could occur.

Q:	When and where will the Bay Bank special shareholders’ meeting be held?

A:	The Bay Bank special shareholders’ meeting is scheduled to take place at 11:00 a.m., local time, on Tuesday, March 6, 2012, at 509 Harrison Avenue, Panama City, Florida 32401.

Q:	What votes are required for approval of the merger agreement?

A:
Approval of the merger agreement by Bay Bank shareholders requires the affirmative vote of the holders of at least two-thirds (2/3) of the shares of Bay Bank common stock issued and outstanding on February 3, 2012.

Q:	How does the board of directors recommend that I vote?

A:
The board of directors of Bay Bank has unanimously approved and adopted the merger agreement and recommends that the shareholders of Bay Bank vote FOR approval of the merger agreement. The members of board of directors of Bay Bank have each individually agreed in writing with Trustmark to vote their Bay Bank shares in favor of the merger agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:
The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Bay Bank common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of common stock.

Q:	What do I need to do now?

A:
After you have thoroughly read and considered the information contained in this proxy statement/prospectus, simply indicate on the proxy card for your Bay Bank common stock how you want to vote, and sign, date, and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible so that your shares of Bay Bank common stock may be represented at the special meeting.

Q:	What happens if I don’t return a proxy card?

A:
Because approval of the merger agreement requires affirmative approval of at least two-thirds (2/3) of the outstanding shares of Bay Bank common stock, the failure to return your proxy card will have the same effect as a vote against the merger agreement, unless you attend the special meeting in person and vote for approval of the merger agreement.

Q:	May I vote in person?

A:	Yes. Even if you have previously completed and returned your proxy card, you may attend the special meeting and vote your shares in person.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by attending the special meeting and voting your shares in person or by submitting a new proxy card.

Q:	Do I have any rights to avoid participating in the merger?

A:
Yes. Under Florida law, shareholders of Bay Bank have appraisal rights, and if you follow the procedures under Florida law, you may dissent from the merger and receive the fair value of your Bay Bank common stock. To perfect your appraisal rights, you must follow precisely the required statutory procedures. To the extent you are successful in pursuing your appraisal rights, the fair value of your Bay Bank common stock, determined according to Florida law, may be more or less than the value of the combination of cash and Trustmark common stock being paid in the merger. You will be paid cash for your Bay Bank common stock, and such cash payment may be taxable income to you. Please carefully review the information under the heading “PROPOSAL TO APPROVE THE MERGER AGREEEMENT — Dissenters’ Rights of Appraisal in the Merger” beginning on page 36.

Q:	Should I send in my stock certificates now?

A:
No. After the merger is completed, Trustmark will mail a letter of transmittal and instructions to you for use in surrendering your Bay Bank stock certificates. You should not send your Bay Bank stock certificates with your proxy card. Trustmark will issue its common stock pursuant to the merger in book entry form only, so you will not receive physical Trustmark common stock certificates.

Q:	Who can help answer my questions?

A:
If you have additional questions about the merger, you should contact E. Clay Lewis, III, Vice Chairman, or J.G. Hindsman, III, Executive Vice President and Cashier/COO, Bay Bank & Trust Co., 509 Harrison Avenue, Panama City, Florida 32401; telephone (850) 769-3333.

SUMMARY

This brief summary, together with the questions and answers above under the heading “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Trustmark, see “WHERE YOU CAN FIND MORE INFORMATION” on page 58. We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies

Trustmark Corporation and Trustmark National Bank
248 East Capitol Street
Jackson, Mississippi  39201
(601) 208-5111

Trustmark Corporation (“Trustmark”), a Mississippi business corporation incorporated in 1968, is a bank holding company headquartered in Jackson, Mississippi, pursuant to the Bank Holding Company Act of 1956, as amended. Trustmark’s principal subsidiary is Trustmark National Bank (“Trustmark Bank”), a national banking association. At September 30, 2011, Trustmark Bank had total assets of approximately $9.6 billion, which represents approximately 99% of the consolidated assets of Trustmark.

Through Trustmark Bank and its other subsidiaries, Trustmark operates as a financial services organization providing banking and other financial solutions through a total of approximately 150 banking locations and approximately 2,500 full-time equivalent associates in Florida (primarily in the northwest or “Panhandle” region of that state), Mississippi, Tennessee (in Memphis), and Texas (primarily in Houston). Trustmark Bank provides investment and insurance products and services to its customers through its wholly-owned subsidiaries, Trustmark Investment Advisors, Inc., and Fisher Brown Bottrell Insurance, Inc.

As of September 30, 2011, on a consolidated basis, Trustmark had total assets of approximately $9.7 billion, total loans of approximately $6.1 billion, total deposits of approximately $7.6 billion, and shareholders’ equity of approximately $1.2 billion.

Bay Bank & Trust Co.
509 Harrison Avenue
Panama City, Florida  32401
(850) 769-3333

Bay Bank & Trust Co., a Florida banking corporation (“Bay Bank”), operates from seven (7) bank branches located in and near Panama City, Florida. As of September 30, 2011, Bay Bank had total assets of $247 million, total loans of approximately $122 million, total deposits of approximately $221 million, and shareholders’ equity of approximately $25.8 million.

Proposed Merger of Bay Bank into Trustmark Bank

If Bay Bank’s shareholders approve the merger agreement at the special meeting, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of all other conditions to the merger, Bay Bank will be merged into Trustmark Bank, and Trustmark Bank will be the surviving entity. We expect to complete the merger during the first quarter of 2012, although delays could occur.

We have attached the merger agreement to this document as Appendix A. Please read the entire merger agreement, because it is the legal document that governs the merger.

The Bay Bank Special Shareholders’ Meeting (page 18)

The special meeting of shareholders of Bay Bank will be held on March 6, 2012 at 11:00 a.m., local time, at 509 Harrison Avenue, Panama City, Florida 32401. At the special meeting, the following matters will be considered:

1.
Merger Proposal. To vote to approve the Agreement and Plan of Merger, dated as of November 30, 2011, by and among Trustmark Corporation, Trustmark National Bank, and Bay Bank pursuant to which Bay Bank will merge with and into Trustmark National Bank, all on and subject to the terms and conditions contained therein

2.
Adjournment Proposal. To vote to approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the merger.

Record Date (page 19)

Only shareholders of record at the close of business on February 3, 2012, being the record date, will be entitled to notice of and to vote at the special meeting. You can cast one vote for each share of Bay Bank common stock you owned at that time. As of January 17, 2012, there were 782,688 shares of Bay Bank common stock issued and outstanding.

Vote Required to Approve the Merger Agreement (page 19)

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds (2/3) of Bay Bank’s outstanding common stock. If you fail to vote or if you abstain, it will have the effect of a vote against the merger agreement. On the record date, the directors of Bay Bank, in the aggregate, were entitled to vote approximately 47.47% of the issued and outstanding shares of Bay Bank common stock. All of Bay Bank’s directors are shareholders and have executed the merger agreement agreeing to vote their shares in favor of the merger agreement.

Under Mississippi law, Trustmark’s shareholders are not required to vote to approve the merger agreement.

Your Proxy (page 19)

A proxy for the special meeting is included as part of this proxy statement/prospectus. Please complete, date, sign, and return your proxy. A record holder of shares can revoke a proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy, submitting a later-dated proxy to the secretary of Bay Bank, or by voting in person at the special meeting.

Terms of the Merger of Bay Bank into Trustmark (page 20)

The merger consideration is $22 million under the merger agreement. If the merger agreement is approved by the shareholders of Bay Bank and the merger is subsequently completed, all outstanding shares of Bay Bank common stock will be converted into the right to receive in the aggregate (i) cash equal to $10 million, and (ii) $12 million of shares of Trustmark common stock not to exceed a maximum of 681,818 shares, depending upon a determination of the price of Trustmark common stock as set forth in the following paragraph. Based on 782,688 shares of Bay Bank common stock issued and outstanding as of January 17, 2012, holders of Bay Bank common stock will have the right to receive (i) cash in an amount equal to $12.78 per share of Bay Bank common stock, and (ii) shares of Trustmark common stock in an amount equal to $12 million, not to exceed a maximum of .8711 of such shares per share of Bay Bank common stock. Trustmark will pay cash in lieu of any fractional share of Trustmark common stock to which you would otherwise be entitled at the rate of $15.33 multiplied by the fractional share amount.

The determination of the number of shares of Trustmark common stock will be based upon the average closing bid/asked market price (computed on the basis of the last trade of the day) of Trustmark common stock as reported on the NASDAQ Global Select Market for the ten (10) consecutive trading days preceding the three (3) trading days prior to the closing of the merger. A “trading day” means any day that the NASDAQ Global Select Market is open for trading. The range of shares of Trustmark common stock per share of Bay Bank common stock will be determined by dividing $12 million by such average closing price of Trustmark common stock, and further dividing such amount by the total number of issued and outstanding shares of Bay Bank common stock (782,688).

Even though the exchange ratio will fluctuate with the price of Trustmark common stock as described in the immediately preceding paragraph, the aggregate value of the Trustmark common stock issued to the holders of Bay Bank common stock will be fixed at $12 million. If the average market price of Trustmark common stock is less than $17.60 per share, the maximum number of shares of Trustmark common stock to be issued in connection with the merger will be reached. To compensate Bay Bank shareholders in such event, they will receive a supplemental cash payment in lieu of any shares of Trustmark common stock that they otherwise would have received to the extent necessary for the aggregate value of the stock portion of the merger consideration to equal $12 million. For these reasons, when you vote on the merger agreement, you will not know the exact number of shares of Trustmark common stock that you will receive in the merger, and since fractional shares will not be issued and the price of Trustmark common stock will fluctuate, you also will not know the exact amount of cash you will receive in the merger.

Trustmark Common Stock (page 56)

Shares of Trustmark common stock are quoted on the NASDAQ Global Select Market under the symbol “TRMK.” After filing the registration statement on Form S-4 containing this proxy statement/prospectus with the Securities and Exchange Commission (“SEC”), Trustmark will its best efforts to effect the listing of all Trustmark common stock issued in the merger on the NASDAQ Global Select Market. Trustmark will issue its common stock pursuant to the merger in book entry form only, so you will not receive physical Trustmark common stock certificates.

Bay Bank’s Reasons for the Merger and Recommendation of Bay Bank’s Board (page 22)

Based on the reasons discussed elsewhere in this document, after careful consideration, the Bay Bank board of directors unanimously adopted the merger agreement and determined that the merger would be advisable and fair to, and in the best interests of, Bay Bank and its shareholders. The Bay Bank board of directors unanimously recommends that Bay Bank’s shareholders vote FOR the proposal to approve the merger agreement. For a discussion of the circumstances surrounding the merger and the factors considered by Bay Bank’s board of directors in approving the merger agreement see page 22.

Ownership of Trustmark After the Merger (page 21)

Pursuant to the merger agreement, Trustmark will issue up to 681,818 shares of its common stock to Bay Bank shareholders in connection with the merger. Based on shares of Trustmark common stock outstanding as of September 30, 2011, and assuming the maximum number of Trustmark shares are issued, we expect that after the merger the current Trustmark shareholders will own approximately 99% of the combined company and the former shareholders of Bay Bank will own approximately 1% of the combined company.

Effective Time of the Merger (page 23)

The merger will become effective at the date and time specified in the approval issued by the Office of the Comptroller of the Currency (the “OCC”). If Bay Bank shareholders approve the merger agreement at the special meeting, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first calendar quarter of 2012, although delays could occur.

We cannot assure you that the necessary shareholder and governmental approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending the Closing (page 23)

As a result of entering into the merger agreement, Bay Bank has agreed to certain covenants regarding the operation of its business prior to the effective time of the merger, such as cooperation with Trustmark in connection with its due diligence and efforts to complete the merger, the provision of timely information regarding Bay Bank, and restrictions on loan limits, capital expenditures, stock issuance, dividends, asset dispositions, employment compensation matters, and other administrative matters.

No Solicitation (page 26)

In addition to the restrictions on Bay Bank operations, so long as the merger agreement is in effect, Bay Bank has agreed not to solicit alternative proposals to the merger and to inform Trustmark of any such proposals that it receives. The members of board of directors of Bay Bank have each individually agreed in writing with Trustmark to vote their Bay Bank shares in favor of the merger agreement.

Conditions to Completion of the Merger (page 26)

The completion of the merger depends on a number of conditions being met. These include, among others:

●	approval of the merger agreement by the shareholders of Bay Bank;

●	accuracy of each party’s representations and warranties as of the closing date of the merger;

●	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Trustmark’s operations which are unacceptable to Trustmark;

●	absence of any material adverse change in the assets, properties, business, or financial condition of either party;

●	performance or compliance in all material respects by each party with its respective covenants and obligations required by the merger agreement;

●	registration with the SEC of the shares of Trustmark common stock to be issued to shareholders of Bay Bank;

●	authorization for listing of the shares of Trustmark common stock to be issued to shareholders of Bay Bank on the NASDAQ Global Select Market;

●	Trustmark shall have received a satisfactory opinion of Bay Bank’s counsel and Bay Bank shall have received a satisfactory opinion of Trustmark’s counsel; and

●	receipt of the opinion of counsel to Trustmark to the effect that the merger will qualify as a merger under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Regulatory Approvals Required for the Merger (page 27)

We cannot complete the merger unless it is approved by the OCC. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them. On December 14, 2011, Trustmark filed an application with the OCC – Southern District in Dallas, Texas, to obtain approval of the merger. The U.S. Department of Justice will have 15 days following approval by the OCC to challenge the approval on antitrust grounds. While Trustmark and Bay Bank do not know of any reason that the U.S. Department of Justice would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Amendment or Waiver of the Merger Agreement (page 30)

We may amend the merger agreement. However, the merger consideration to be received by the shareholders of the Bay Bank pursuant to the merger agreement may not be decreased after the approval of the merger agreement without the further approval of the Bay Bank shareholders.

Any condition to the consummation of the merger may be waived in writing by the party to the merger agreement entitled to the benefit of such condition. A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by law. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 30)

Trustmark and Bay Bank can mutually agree at any time to terminate the merger agreement without completing the merger. In addition, either Trustmark or Bay Bank can decide, without the consent of the other, to terminate the merger agreement if a restraining order is issued regarding the merger, the merger is not approved by regulatory authorities, the merger is not effective by 12:00 a.m. on April 27, 2012, conditions to closing are not satisfied, or material breaches of the merger agreement occur and are not timely cured.

In addition, Trustmark may terminate the merger agreement, without the consent of Bay Bank, if Trustmark’s board of directors reasonably concludes in good faith, after consultation with counsel, that Trustmark will be unable to obtain any regulatory approval required to consummate the merger or any such approval is accompanied by terms or conditions which materially and adversely impact the financial consequences of the merger to Trustmark.

Surrender of Bay Bank Stock Certificates (page 31)

As soon as practicable after the effective time of the merger, you will receive a letter and instructions from Trustmark with respect to the procedures for surrendering your stock certificates representing shares of Bay Bank common stock in exchange for the merger consideration of shares of Trustmark common stock and cash. You must carefully review and complete these materials and return them as instructed along with your stock certificates for Bay Bank common stock. Please do not send Bay Bank or Trustmark any stock certificates until you receive these instructions.

Material U.S. Federal Income Tax Consequences of the Merger (page 31)

The merger is structured as a tax-free reorganization for United States federal income tax purposes. In a tax-free reorganization, a shareholder who exchanges its shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of: (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of Trustmark common stock and cash received pursuant to the merger, excluding any cash received in lieu of fractional shares, over the shareholder’s adjusted tax basis in its shares of Bay Bank common stock surrendered pursuant to the merger), and (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. Current law is unclear, however, on whether the foregoing rule applies if the acquired company is an S corporation, such as Bay Bank. If it does not, then the cash received in the exchange may be treated in whole or in part as a nontaxable distribution to the Bay Bank shareholders. Neither Trustmark, nor Bay Bank will recognize gain or loss as a result of the merger. It is a condition to the obligations of Trustmark and Bay Bank to complete the merger that each receives a legal opinion from Trustmark’s counsel that the merger will be treated as a “merger” for United States federal income tax purposes.

This tax treatment described above may not apply to every Bay Bank shareholder. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Financial Interests of Directors and Officers of Bay Bank in the Merger (page 35)

Some of the directors and officers of Bay Bank have interests in the merger that differ from, or are in addition to, their interests as shareholders of Bay Bank. Consequently, your interests as Bay Bank shareholders in the merger are different than such directors and officers of Bay Bank.

Comparison of Rights of Shareholders of Trustmark and Bay Bank (page 39)

Bay Bank is a Florida corporation and the rights of shareholders of Bay Bank are governed by Florida law and Bay Bank’s articles of incorporation and bylaws. Trustmark is a Mississippi corporation and the rights of Trustmark shareholders are governed by Mississippi law and Trustmark’s articles of incorporation and bylaws. Upon completion of the merger, shareholders of Bay Bank will become shareholders of Trustmark and their rights will be governed by Trustmark’s articles of incorporation and bylaws in addition to Mississippi law. Trustmark’s articles of incorporation and bylaws will remain the same unless later altered, amended, or repealed.

Dissenters’ Rights of Appraisal in the Merger (page 36)

As a shareholder of Bay Bank, you have the right to dissent from the merger under the Florida Business Corporation Act and have the appraised fair value of your shares of Bay Bank common stock paid to you in cash. The appraised fair value may be more or less than the value of the combination of shares of Trustmark common stock and cash being paid in the merger.

Persons having beneficial interests in Bay Bank common stock held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under Florida law to exercise your dissenter’s rights.

In order to dissent, you must carefully follow the procedures in the Florida Business Corporation Act to perfect your appraisal rights, including giving the required written notice prior to the special meeting at which the vote on the merger agreement is taken. These steps are summarized under the caption “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Dissenters’ Rights of Appraisal in the Merger” on page 36.

If you intend to exercise dissenters’ rights, you should read the statutes carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Bay Bank common stock are to be voted and you have not delivered written notice to Bay Bank of your intent to dissent from the merger prior to the vote on the merger, you will be considered to have voted in favor of the merger agreement and you will not be able to assert dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See the caption “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Material U.S. Federal Income Tax Consequences of the Merger” on page 31. If the merger is approved by the shareholders of Bay Bank, holders of Bay Bank common stock who make a written objection to the merger prior to the Bay Bank special meeting, who do not vote in favor of the merger, and who correctly follow the procedures in the Florida Business Corporation Act to perfect their appraisal rights will be entitled to receive the appraised fair value of their shares in cash under Florida law.

The text of the provisions of the Florida Business Corporation Act pertaining to dissenters’ rights is attached to this proxy statement/prospectus as Appendix B.

Risk Factors (page 15)

The information under the heading “RISK FACTORS” in this proxy statement/prospectus should be considered carefully by Bay Bank’s shareholders in evaluating whether to approve the merger agreement. These risk factors should be considered along with any additional risk factors in the reports of Trustmark filed with the SEC and any other information included in this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA

Trustmark

Trustmark is providing the following information to help you analyze the financial aspects of the merger. Trustmark derived this information from its audited financial statements for the years 2006 through 2010, and from its unaudited financial statements for the nine months ended September 30, 2010 and 2011. This information is only a summary, and you should read it in conjunction with the historical financial information for Trustmark filed with the SEC and found in its Quarterly Report on Form 10-Q for the quarter and nine-month period ended September 30, 2011, and its Annual Report on Form 10-K for the year ended December 31, 2010. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 58 for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods and for any interim period indicate results for any future period.

Selected Financial Data
(Dollars in thousands, except per share data)	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Consolidated Statements of Income
Total interest income	$293,580	$307,369	$408,218	$442,062	$483,279	$543,143	$482,746
Total interest expense	33,695	43,898	56,195	87,853	164,119	242,360	202,175
Net interest income	259,885	263,471	352,023	354,209	319,160	300,783	280,571
Provision for loan losses	23,631	37,752	49,546	77,112	76,412	23,784	(5,938)
Noninterest income	127,075	127,295	165,927	168,242	177,258	162,447	155,128
Noninterest expense	246,847	245,212	325,649	308,259	283,719	276,449	260,480
Income before income taxes	116,482	107,802	142,755	137,080	136,287	162,997	181,157
Income taxes	33,899	32,326	42,119	44,033	43,870	54,402	61,884
Net Income	82,583	75,476	100,636	93,047	92,417	108,595	119,273
Preferred stock dividends / discount accretion	-	-	-	19,998	1,353	-	-
Net Income Available to
Common Shareholders	$82,583	$75,476	$100,636	$73,049	$91,064	$108,595	$119,273

Common Share Data
Basic earnings per share	$1.29	$1.18	$1.58	$1.26	$1.59	$1.88	$2.11
Diluted earnings per share	1.29	1.18	1.57	1.26	1.59	1.88	2.09
Cash dividends per share	0.69	0.69	0.92	0.92	0.92	0.89	0.85

Performance Ratios
Return on average common equity	9.32%	8.86%	8.79%	7.22%	9.62%	12.02%	14.89%
Return on average tangible common equity	12.80%	12.43%	12.31%	10.80%	14.88%	19.17%	20.78%
Return on average total equity	9.32%	8.86%	8.79%	7.72%	9.53%	12.02%	14.89%
Return on average assets	1.15%	1.09%	1.08%	0.98%	1.01%	1.23%	1.42%
Net interest margin (fully taxable equivalent)	4.25%	4.43%	4.41%	4.25%	4.01%	3.91%	3.84%

Credit Quality Ratios (1)
Net charge-offs/average loans	0.61%	0.99%	0.95%	1.01%	0.87%	0.23%	0.06%
Provision for loan losses/average loans	0.52%	0.80%	0.79%	1.14%	1.09%	0.35%	-0.09%
Nonperforming loans/total loans (incl LHFS*)	1.66%	2.54%	2.30%	2.16%	1.64%	0.91%	0.55%
Nonperforming assets/total loans (incl LHFS*) plus ORE**	3.11%	3.84%	3.64%	3.48%	2.18%	1.02%	0.58%
Allowance for loan losses / total loans (excl LHFS*)	1.55%	1.57%	1.54%	1.64%	1.41%	1.13%	1.10%

	September 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
Consolidated Balance Sheets
Total assets	$9,705,921	$9,416,905	$9,553,902	$9,526,018	$9,790,909	$8,966,802	$8,840,970
Securities	2,547,951	2,137,473	2,318,096	1,917,380	1,802,470	717,441	1,050,515
Loans (including LHFS*)	6,073,045	6,266,841	6,213,286	6,546,022	6,960,668	7,188,300	6,658,528
Deposits	7,569,724	7,025,336	7,044,567	7,188,465	6,823,870	6,869,272	6,976,164
Common shareholders' equity	1,221,606	1,158,792	1,149,484	1,110,060	973,340	919,636	891,335
Preferred shareholder equity	-	-	-	-	205,126	-	-

Common Stock Performance
Market value - close	$18.15	$21.74	$24.84	$22.54	$21.59	$25.36	$32.71
Common book value	19.05	18.14	17.98	17.43	16.98	16.06	15.19
Tangible common book value	14.28	13.31	13.17	12.55	11.49	10.48	9.68

Capital Ratios
Total equity/total assets	12.59%	12.31%	12.03%	11.65%	12.04%	10.26%	10.08%
Common equity/total assets	12.59%	12.31%	12.03%	11.65%	9.94%	10.26%	10.08%
Tangible equity/tangible assets	9.74%	9.34%	9.11%	8.67%	9.11%	6.94%	6.67%
Tangible common equity/tangible assets	9.74%	9.34%	9.11%	8.67%	6.95%	6.94%	6.67%
Tangible common equity/risk-weighted assets	14.04%	12.78%	12.62%	11.55%	9.03%	8.15%	8.39%
Tier 1 leverage ratio	10.38%	10.26%	10.14%	9.74%	10.42%	7.86%	7.65%
Tier 1 common risk-based capital ratio	13.84%	12.72%	12.87%	11.63%	9.27%	8.25%	8.60%
Tier 1 risk-based capital ratio	14.76%	13.75%	13.77%	12.61%	13.01%	9.17%	9.60%
Total risk-based capital ratio	16.78%	15.75%	15.77%	14.58%	14.95%	10.93%	11.40%

(1) -	Excludes Covered Assets (Loans and Other Real Estate)
* -	Excludes Covered Assets (Loans and Other Real Estate)
** -	ORE is Other Real Estate.

Bay Bank

Bay Bank is providing the following information to help you analyze the financial aspects of the merger. Bay Bank derived this information from its audited financial statements for the years 2006 through 2010, and from its unaudited financial statements for the nine months ended September 30, 2010 and 2011. This information is only a summary, and you should read it in conjunction with the historical financial information for Bay Bank, which can be obtained from Bay Bank. You should not assume the results of operations for past periods and for any interim period indicate results for any future period.

Selected Financial Data
(Dollars in thousands, except per share data)	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Consolidated Statements of Income
Total interest income	$6,211	$6,180	$8,284	$8,832	$12,097	$17,477	$17,758
Total interest expense	622	870	1,127	1,879	3,761	5,730	4,596
Net interest income	5,589	5,310	7,157	6,953	8,336	11,747	13,162
Provision for loan losses	3,350	600	900	2,441	950	240	240
Noninterest income	1,073	1,427	1,953	1,598	1,503	1,725	1,949
Noninterest expense	6,825	6,003	8,151	8,045	8,120	8,504	8,407
Income before income taxes	(3,513)	134	59	(1,935)	769	4,728	6,464
Income taxes	-	-	-	-	-	-	-
Net Income Available to
Common Shareholders	$(3,513)	$134	$59	$(1,935)	$769	$4,728	$6,464

Common Share Data
Basic earnings per share	$(4.49)	$0.17	$0.08	$(2.47)	$0.98	$6.04	$8.26
Diluted earnings per share	(4.49)	0.17	0.08	(2.47)	0.98	6.04	8.26
Cash dividends per share	-	-	-	-	0.61	4.36	5.68

Performance Ratios
Return on average common equity	-17.72%	0.61%	0.20%	-6.41%	2.48%	15.62%	22.38%
Return on average tangible common equity	-17.72%	0.61%	0.20%	-6.41%	2.48%	15.62%	22.38%
Return on average total equity	-17.72%	0.61%	0.20%	-6.41%	2.48%	15.62%	22.38%
Return on average assets	-1.93%	0.08%	0.03%	-0.79%	0.30%	1.82%	2.47%
Net interest margin (fully taxable equivalent)	3.30%	3.37%	3.37%	3.04%	3.57%	4.84%	5.47%

Credit Quality Ratios
Net charge-offs/average loans	3.58%	1.13%	1.26%	1.16%	0.45%	0.20%	0.02%
Provision for loan losses/average loans	3.59%	0.62%	0.70%	1.78%	0.62%	0.14%	0.13%
Nonperforming loans/total loans (incl LHFS*)	4.09%	6.46%	5.73%	6.44%	3.45%	1.83%	-
Nonperforming assets / total loans (incl LHFS*)plus ORE**	6.93%	8.37%	7.97%	7.66%	4.00%	1.83%	-
Allowance for loan losses / total loans (excl LHFS*)	1.92%	2.03%	1.86%	2.32%	1.53%	1.21%	1.21%

	September 30,		December 31,
Consolidated Balance Sheets	2011	2010	2010	2009	2008	2007	2006
Total assets	$247,009	$231,347	$236,019	$235,698	$239,634	$271,372	$257,491
Securities	31,146	36,140	44,696	29,921	20,280	17,277	16,951
Loans (including LHFS*)	121,594	126,464	125,672	131,510	143,762	160,393	168,585
Deposits	220,614	201,450	206,850	205,940	206,372	236,851	221,575
Common shareholders' equity	25,800	29,232	28,740	29,175	31,277	30,786	29,386

Common Stock Performance
Market value - close	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Common book value	$32.96	$37.35	$36.72	$37.28	$39.96	$39.33	$37.54
Tangible common book value	32.96	37.35	36.72	37.28	39.96	39.33	37.54

Capital Ratios
Total equity/total assets	10.44%	12.64%	12.18%	12.38%	13.05%	11.34%	11.41%
Common equity/total assets	10.44%	12.64%	12.18%	12.38%	13.05%	11.34%	11.41%
Tangible equity/tangible assets	10.44%	12.64%	12.18%	12.38%	13.05%	11.34%	11.41%
Tangible common equity/tangible assets	10.44%	12.64%	12.18%	12.38%	13.05%	11.34%	11.41%
Tangible common equity/risk-weighted assets	20.65%	23.34%	22.26%	21.32%	20.54%	17.99%	17.03%
Tier 1 leverage ratio	10.42%	12.79%	12.37%	12.37%	13.00%	11.81%	11.42%
Tier 1 common risk-based capital ratio	20.51%	23.33%	22.57%	21.10%	20.20%	17.96%	16.99%
Tier 1 risk-based capital ratio	20.51%	23.33%	22.57%	21.10%	20.20%	17.96%	16.99%
Total risk-based capital ratio	21.76%	24.58%	23.79%	22.36%	21.50%	19.09%	18.16%

* -	LHFS is Loans Held for Sale.
** -	ORE is Other Real Estate.

PRO FORMA FINANCIAL INFORMATION

The following table sets forth per share information for Trustmark on a historical and pro forma combined basis. The pro forma data in the table assumes that the merger is accounted for by the purchase method of accounting. The pro forma calculations reflect that 100% of the outstanding shares of Bay Bank common stock will be converted into an assumed 0.6969 shares of Trustmark common stock based upon a $22.00 per share price per share of Bay Bank and $12.78 cash per share of Bay Bank common stock. The pro forma per share information gives effect to the merger as if the merger had been effective (i) on the dates presented, in the case of the book value presented, and (ii) as of the beginning of the fiscal years presented, in the case of earnings and dividends per share. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents Trustmark has filed with the SEC or that Trustmark has otherwise provided to its shareholders. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 58 for instructions on how to obtain the information that has been incorporated by reference.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or the amortization of certain intangibles and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods or future results that the combined company will experience after the merger. Upon completion of the merger, the operating results of Bay Bank will be reflected in the consolidated financial statements of Trustmark on a prospective basis.

	As of and for the Nine Months Ended September 30, 2011	As of and for the Year Ended December 31, 2010
Trustmark:
Earnings Per Share (Basic):
Historical	$1.29	$1.58
Pro Forma	$1.22	$1.56

Earnings Per Share (Diluted):
Historical	$1.29	$1.57
Pro Forma	$1.22	$1.56

Cash Dividends Per Share:
Historical	$0.69	$0.92
Pro Forma	$0.69	$0.92

Book Value Per Share:
Historical	$19.05	$17.98
Pro Forma	$19.08	$18.02

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

Trustmark common stock is listed on the NASDAQ Global Select Market and is traded under the symbol “TRMK.” Quotations of the sales volume and the closing sales prices of the common stock of Trustmark are listed daily in NASDAQ’s Global Select Market listings. The following table sets forth, for the periods indicated, the high and low intra-day sales prices for Trustmark common stock as reported by NASDAQ and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share

2009	First Quarter	$23.45	$14.18	$0.23
	Second Quarter	23.30	17.36	0.23
	Third Quarter	22.00	17.32	0.23
	Fourth Quarter	22.99	18.07	0.23

2010	First Quarter	$25.47	$21.46	$0.23
	Second Quarter	26.88	20.40	0.23
	Third Quarter	22.71	18.83	0.23
	Fourth Quarter	26.08	21.29	0.23

2011	First Quarter	$26.14	$21.57	$0.23
	Second Quarter	24.50	22.27	0.23
	Third Quarter	24.14	17.62	0.23
	Fourth Quarter	24.78	17.06	0.23

As of January 17, 2012, there were approximately 3,522 holders of record of Trustmark common stock.

Bay Bank shareholders are advised to obtain the current stock quotation for Trustmark common stock. The market price of Trustmark common stock will fluctuate from the date of this proxy statement/prospectus to the date of completion of the merger, and these fluctuations will result in a change of the exchange ratio for the number of shares of Trustmark common stock you will receive. Because of the change to the exchange ratio, you will not know the exact number of shares of Trustmark common stock you will receive in connection with the merger when you vote on the merger agreement.

Historical market value information regarding Bay Bank common stock is not provided because there is no active market for Bay Bank common stock and its management does not expect one to develop. The shares of Bay Bank common stock are not publicly traded and its management is not aware of any recent trades in the common stock of Bay Bank. As of January 17, 2012, there were approximately 27 holders of record of Bay Bank common stock.

The following table shows (1) the market values of Trustmark common stock on November 29, 2011, the business day prior to the announcement of the proposed merger, and on January 17, 2012, being the most recent date practicable preceding the date of this proxy statement/prospectus, and (2) the equivalent pro forma value of a share of Bay Bank common stock at such dates based on the value of the consideration to be received in the merger with respect to each share.

	Trustmark Common Stock(1)	Equivalent Pro Forma Per Share of Bay Bank Common Stock(2)
November 29, 2011	$20.45	$28.11
January 17, 2012	$25.17	$28.11

(1)	Represents the closing price of Trustmark common stock on the NASDAQ Global Select Market.
(2)
Equivalent pro forma market value per share of Bay Bank common stock represents the product of the market value per share of Trustmark common stock on the stated dates multiplied by the exchange ratios of .7497 and .6091, respectively, as a result of such Trustmark share prices, plus the $12.78 per share cash portion of the merger consideration.

Dividends

After the merger, Trustmark currently expects to pay (when, as and if declared by Trustmark’s board of directors) regular quarterly cash dividends of $0.23 per share. While Trustmark currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Trustmark common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by the board of directors of Trustmark.

As a holding company, Trustmark is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service, and dividends. Various banking laws applicable to Trustmark Bank limit the payment of dividends and other distributions by Trustmark Bank to Trustmark, and may therefore limit Trustmark’s ability to pay dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Trustmark Bank to pay dividends to Trustmark if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Holders of Bay Bank common stock are entitled to receive dividends when, as and if declared by the board of directors. There are certain restrictions on Bay Bank’s ability to pay dividends to its shareholders under Florida banking laws. Bay Bank’s ability to pay dividends depends on its earnings and financial condition, liquidity and capital requirements, and other factors considered by the board of directors. Although Bay Bank has paid dividends in the past, Bay Bank has not paid dividends in the last three fiscal years. If the merger described herein is not consummated, Bay Bank would expect to evaluate its common stock dividend policy from time-to-time as circumstances indicate, subject to applicable regulatory restrictions.

RISK FACTORS

An investment in the Trustmark common stock in connection with the merger involves risks. Trustmark describes below the material risks and uncertainties that it believes are associated with the merger. You should carefully read and consider all of the risk factors described below, or incorporated by reference in, this proxy statement/prospectus in deciding whether to vote for approval of the merger agreement.

Risks Associated With the Merger

Fluctuations in market prices of Trustmark common stock will affect the number of Trustmark shares, and may affect the amount of cash, that Bay Bank shareholders will receive in the merger.

The market price of Trustmark’s common stock will determine the aggregate number of its shares to be issued in the merger. The market price of Trustmark’s common stock will be determined after the Bay Bank special shareholders’ meeting. Stock prices change as a result of a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Trustmark’s control. The stock portion of the merger consideration shall not exceed $12 million in value or a maximum of 681,818 shares of Trustmark common stock.

The determination of the number of shares of Trustmark common stock will be based upon the average closing bid/asked market price (computed on the basis of the last trade of the day) of Trustmark common stock as reported on the NASDAQ Global Select Market for the ten consecutive trading days preceding the three trading days prior to the closing of the merger. If the average market price of Trustmark common stock is less than $17.60 per share, the maximum number of shares of Trustmark common stock to be issued in connection with the merger will be reached. To compensate Bay Bank shareholders in such event, they will receive a supplemental cash payment in lieu of any shares of Trustmark common stock that they otherwise would have received to the extent necessary for the aggregate value of the stock portion of the merger consideration to equal $12 million.

The market price of Trustmark common stock after the merger may be affected by factors different from those affecting Bay Bank common stock or Trustmark common stock currently.

The businesses of Trustmark and Bay Bank differ in some respects and, accordingly, the results of operations of the combined company and the market price of Trustmark’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Trustmark and Bay Bank. For a discussion of the business of Trustmark and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under the heading below “WHERE YOU CAN FIND MORE INFORMATION.”

Regulatory approvals may not be received, may take longer than expected, or impose conditions that are not presently anticipated.

The OCC must approve the merger of Bay Bank with and into Trustmark Bank. The OCC will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of our companies and our subsidiary banks, and the convenience and needs of the communities to be served. If the OCC approves the merger, the U.S. Department of Justice has the right to challenge the merger if it believes the merger will be anti-competitive. There can be no assurance as to whether regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Bay Bank will be subject to business uncertainties and certain restrictions on its operations while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Bay Bank and consequently on Trustmark. These uncertainties may impair Bay Bank’s ability to attract, retain, and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Bay Bank to seek to change existing business relationships with Bay Bank. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Trustmark. In addition, Bay Bank is subject to restrictive covenants under the merger agreement that limit certain business activities while the merger is pending. For a description of the restrictive covenants to which Bay Bank is subject, see the heading below entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT — Conduct of Business Pending Closing” beginning on page 23.

The merger agreement limits Bay Bank’s ability to pursue alternative transactions to the merger and restricts certain business conduct while the merger is pending.

The merger agreement prohibits Bay Bank and its directors, officers, representatives, and agents from soliciting, initiating, or encouraging the solicitation of, or entering into discussions with any third party regarding, alternative business combinations. The merger prohibition limits Bay Bank’s ability to pursue offers that may be superior from a financial point of view from other possible acquirers. For a description of the limitations on Bay Bank’s ability to solicit alternative transactions, see the heading below entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT — No Solicitation” beginning on page 26.

Combining our two companies may be more difficult, costly, or time-consuming than we expect.

Trustmark and Bay Bank have operated and, until the merger is completed, will continue to operate, independently. The integration of Bay Bank’s operations into Trustmark could result in business disruptions that adversely affect our ability to achieve the anticipated benefits of the merger. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

Some of the directors and officers of Bay Bank may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of Bay Bank may be different from those of Bay Bank shareholders, and directors and officers of Bay Bank may be participants in arrangements that are different from, or in addition to, those of Bay Bank shareholders. These interests are described in more detail under the heading in this proxy statement/prospectus entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Financial Interests of Directors and Officers of Bay Bank in the Merger” on page 35.

Bay Bank shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Bay Bank shareholders currently have the right to vote in the election of the board of directors of Bay Bank and on other matters affecting Bay Bank. The merger will transfer control of Bay Bank to Trustmark and to the shareholders of Trustmark. When the merger occurs, each Bay Bank shareholder will become a shareholder of Trustmark with a percentage ownership of Trustmark much smaller than such shareholder’s percentage ownership of Bay Bank. Because of this, Bay Bank shareholders will have less influence on the management and policies of Trustmark than they now have on the management and policies of Bay Bank.

The shares of Trustmark common stock to be received by Bay Bank shareholders as a result of the merger will have different rights from shares of Bay Bank stock.

Some of the rights associated with Bay Bank common stock are different from the rights associated with Trustmark common stock. Also, Trustmark has the authority to issue preferred stock that affects the rights of Trustmark’s common shareholders on certain matters. These differences are described in more detail under the heading in this proxy statement/prospectus entitled “COMPARISON OF RIGHTS OF SHAREHOLDERS OF BAY BANK AND TRUSTMARK” on page 39.

Bay Bank and Trustmark may choose not to proceed with the merger if it is not completed by April 27, 2012, or if all conditions to closing are not met or waived.

Either Bay Bank or Trustmark may terminate the merger agreement if the merger has not been completed by April 27, 2012. See “PROPOSAL TO APPROVE THE MERGER — Termination of the Merger Agreement” on page 30. There can be no assurance that all conditions to the merger will have been satisfied by April 27, 2012. See “PROPOSAL TO APPROVE THE MERGER — Conditions to Completion of the Merger” on page 26.

If the merger is not completed, Bay Bank will have incurred substantial expenses without realizing the expected benefits.

Bay Bank has incurred substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Bay Bank because it would not have realized the expected benefits of the merger.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward- looking” information. These forward-looking statements include, but are not limited to, statements relating to anticipated future operating and financial performance measures after the merger is completed as well as information about the merger and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. You should be aware that the occurrence of the events described under the captions “Risk Factors”  or “Forward Looking Statements” in reports incorporated by reference into this proxy statement/prospectus could have an adverse effect on our business, results of operations and financial condition. Should one or more of such risks materialize, or should any such underlying assumptions prove to be significantly different, actual results before or after the merger may vary significantly from those anticipated, estimated, projected or expected. With respect to the merger, these possible events or factors include, but are not limited to:

●
Trustmark’s actual cost savings resulting from the merger could be less than expected, Trustmark is unable to realize those cost savings as soon as expected or Trustmark incurs additional or unexpected costs;

●	Trustmark’s revenues after the merger could be less than expected;

●
deposit attrition, operating costs, customer loss, and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Trustmark expected;

●	competition among financial services companies may increase;

●	the risk that the businesses of Trustmark Bank and Bay Bank may not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

●	the failure of Bay Bank’s shareholders to approve the merger agreement;

●	the failure to obtain the governmental approvals of the merger on the proposed terms and schedule;

●	deterioration in the level of nonperforming assets and charge-offs;

●	changes in the interest rate environment reduce Trustmark’s or Bay Bank’s net interest income or net interest margins;

●
general business and economic conditions in the markets Trustmark or Bay Bank serves change or are less favorable than expected, or national and international economic and market conditions, including economic turbulence in Europe, adversely affect Trustmark’s or Bay Bank’s businesses;

●	legislative or regulatory changes adversely affect Trustmark’s or Bay Bank’s businesses;

●	changes occur in business conditions and inflation;

●	personal or commercial customers’ bankruptcies increase;

●	changes occur in the securities markets; and

●	technology-related changes are more difficult or expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “RISK FACTORS” section of this proxy statement/prospectus. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Except as required by law, we undertake no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

GENERAL INFORMATION

This document constitutes a proxy statement and is being furnished to the record holders of issued and outstanding shares of Bay Bank common stock as of February 3, 2012, in connection with the solicitation of proxies by the board of directors of Bay Bank to be used at the Bay Bank special meeting of shareholders to be held on March 6, 2012, and any adjournment or postponement of the Bay Bank special meeting of shareholders. The purpose of the Bay Bank special meeting of shareholders is to consider and vote upon a proposal to approve the merger agreement, dated as of November 30, 2011, by and among Trustmark, Trustmark Bank, and Bay Bank, which, among other things, provides for the merger of Bay Bank with and into Trustmark Bank. This document also constitutes a prospectus relating to the Trustmark common stock to be issued to the Bay Bank shareholders upon completion of the merger. Bay Bank has supplied all information contained herein relating to Bay Bank, and Trustmark has supplied all such information relating to Trustmark.

BAY BANK SPECIAL MEETING

Date, Place, and Time of the Special Meeting

The special meeting of Bay Bank shareholders will be held at 11:00 a.m. local time on Tuesday, March 6, 2012 at 509 Harrison Avenue, Panama City, Florida 32401.

Matters to be Considered

The purpose of the special meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of November 30, 2011, by and among Trustmark, Trustmark Bank, and Bay Bank, and the transactions contemplated thereby, including, among other things, the merger of Bay Bank with and into Trustmark Bank, and to vote to approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the merger.

At this time, the board of directors of Bay Bank is unaware of any matter, other than the matters set forth above, that may be presented for action at the special meeting.

Record Date, Quorum, and Vote Required

The holders of record of the issued and outstanding shares of Bay Bank common stock at the close of business on February 3, 2012, will be entitled to notice of and to vote at the special meeting. At the close of business on January 17, 2012, there were 782,688 shares of Bay Bank common stock issued and outstanding.

At the special meeting, the shareholders of Bay Bank will be entitled to one vote for each share of common stock owned on the record date. The holders of a majority of the shares of Bay Bank common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds (2/3) of the issued and outstanding Bay Bank common stock is required to approve the merger agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the merger agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement or a failure to vote on the merger agreement. Accordingly, the board of directors of Bay Bank encourages you to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

Shares Held by Directors

On the record date, the directors of Bay Bank were entitled to vote, in the aggregate, 371,521 shares of Bay Bank common stock, or approximately 47.47% of the outstanding shares of common stock entitled to vote at the special meeting. Each of the directors has executed the merger agreement and agreed to vote his shares of Bay Bank common stock in favor of approval of the merger agreement.

The board of directors of Bay Bank unanimously recommends that you vote FOR the proposal to approve the merger agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to Bay Bank and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies.

Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement, unless the shareholder has timely delivered to Bay Bank the written notice regarding a shareholder’s dissenter’s rights as required by the Florida Business Corporation Act. For more information on dissenter’s rights, please see the heading entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Dissenters’ Rights of Appraisal in the Merger” on page 36.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of Bay Bank at any time before it is voted at the special meeting by:

●	giving written notice to the Secretary of Bay Bank;

●	executing a proxy bearing a later date and filing that proxy with the Secretary of Bay Bank at or before the special meeting; or

●	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Bay Bank & Trust Co., 509 Harrison Avenue, Panama City, Florida 32401, Attention: Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of Bay Bank. Bay Bank is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors of Bay Bank intend to solicit proxies personally or by telephone or other means of communication. The directors will not be additionally compensated. Bay Bank will reimburse banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL TO APPROVE THE MERGER AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the merger agreement. A copy of the merger agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger of Bay Bank into Trustmark Bank

The merger agreement provides for the merger of Bay Bank with and into Trustmark Bank. If the shareholders of Bay Bank approve the merger agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first quarter of 2012, although delays could occur. As a result of the merger, holders of Bay Bank common stock will be entitled to receive a combination of cash and whole shares of Trustmark common stock, and such holders will no longer be owners of Bay Bank stock. As a result of the merger, certificates for Bay Bank common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

The merger consideration is $22 million under the merger agreement. If the merger agreement is approved by the shareholders of Bay Bank and the merger is subsequently completed, all outstanding shares of Bay Bank common stock will be converted into the right to receive in the aggregate (i) cash equal to $10 million, and (ii) $12 million of shares of Trustmark common stock not to exceed a maximum of 681,818 shares, depending upon a determination of the price of Trustmark common stock as set forth in the following paragraph. Based on 782,688 shares of Bay Bank common stock issued and outstanding as of January 17, 2012, holders of Bay Bank common stock will have the right to receive (i) cash in an amount equal to $12.78 per share of Bay Bank common stock, and (ii) shares of Trustmark common stock in an amount equal to $12 million, not to exceed a maximum of .8711 of such shares per share of Bay Bank common stock. Trustmark will pay cash in lieu of any fractional share of Trustmark common stock to which you would otherwise be entitled at the rate of $15.33 multiplied by the fractional share amount.

The determination of the number of shares of Trustmark common stock will be based upon the average closing bid/asked market price (computed on the basis of the last trade of the day) of Trustmark common stock as reported on the NASDAQ Global Select Market for the ten (10) consecutive trading days preceding the three (3) trading days prior to the closing of the merger. A “trading day” means any day that the NASDAQ Global Select Market is open for trading. The range of shares of Trustmark common stock per share of Bay Bank common stock will be determined by dividing $12 million by such average closing price of Trustmark common stock, and further dividing such amount by the total number of issued and outstanding shares of Bay Bank common stock (782,688).

Even though the exchange ratio will fluctuate with the price of Trustmark common stock as described in the immediately preceding paragraph, the aggregate value of the Trustmark common stock issued to the holders of Bay Bank common stock will be fixed at $12 million. Depending on the average price of Trustmark common stock prior to closing, you may also receive a supplemental cash payment in lieu of any Trustmark common stock to which you would be entitled if not for the limitation on the maximum number of shares that may be issued in connection with the merger. If the average market price of Trustmark common stock is less than $17.60 per share, the maximum number of shares of Trustmark common stock to be issued in connection with the merger will be reached. To compensate Bay Bank shareholders in such event, they will receive a supplemental cash payment in lieu of any shares of Trustmark common stock that they otherwise would have received to the extent necessary for the aggregate value of the stock portion of the merger consideration to equal $12 million. No supplemental cash payment will be made unless the determined price of Trustmark common stock is less than $17.60 per share. For these reasons, when you vote on the merger agreement, you will not know the exact number of shares of Trustmark common stock that you will receive in the merger, and since fractional shares will not be issued and the price of Trustmark common stock will fluctuate, you also will not know the exact amount of cash you will receive in the merger.

As of November 29, 2011, the business day prior to the announcement of the proposed merger, the closing price of Trustmark common stock was $20.45 per share, and on January 17, 2012, being the most recent date practicable preceding the date of this proxy statement/prospectus, the closing price of Trustmark common stock was $25.17 per share. The table below shows the pre-tax values of the merger consideration to you assuming you own 100 shares of Bay Bank common stock. The chart computes the value of the merger consideration (including cash paid for fractional shares based upon $15.33 per share) based upon various assumed Trustmark average share prices as determined by the merger agreement.

Assumed TRMK Share Price	Exchange Ratio	TRMK Shares	Total Value of Stock Consideration	Cash Value of Fractional Shares	Supplemental Cash Payment	Value of Cash Consideration	Value of Total Merger Consideration
$17.00	0.8711	87.1124	$1,480.72	$1.72	$52.46	$1,278.00	$2,811.18
17.60	0.8711	87.1124	1,532.92	1.72	-	1,278.00	2,810.92
18.00	0.8518	85.1766	1,532.71	2.71	-	1,278.00	2,810.71
19.00	0.8069	80.6936	1,530.63	10.63	-	1,278.00	2,808.63
20.00	0.7666	76.6589	1,530.10	10.10	-	1,278.00	2,808.10
21.00	0.7301	73.0085	1,533.13	0.13	-	1,278.00	2,811.13
22.00	0.6969	69.6899	1,528.58	10.58	-	1,278.00	2,806.58
23.00	0.6666	66.6599	1,528.12	10.12	-	1,278.00	2,806.12
24.00	0.6388	63.8824	1,525.53	13.53	-	1,278.00	2,803.53
25.00	0.6133	61.3271	1,530.01	5.01	-	1,278.00	2,808.01
26.00	0.5897	58.9684	1,522.85	14.85	-	1,278.00	2,800.85
27.00	0.5678	56.7844	1,524.02	12.02	-	1,278.00	2,802.02

As a result of the merger, certificates for Bay Bank common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger. Based on shares of Trustmark common stock outstanding as of September 30, 2011, and assuming the maximum number of Trustmark shares are issued, we expect that after the merger the current Trustmark shareholders will own approximately 99% of the combined company and the former shareholders of Bay Bank will own approximately 1% of the combined company.

You should be aware that the market value of Trustmark’s shares will fluctuate, and neither Trustmark nor Bay Bank can give you any assurance as to what the price of Trustmark common stock will be when the merger becomes effective or when shares of Trustmark common stock are issued to you. We urge you to obtain current information on the market value of Trustmark shares. See the heading “PRO FORMA FINANCIAL INFORMATION” on page 13 and the heading “MARKET PRICE AND DIVIDEND INFORMATION” on page 13.

Background of the Merger

On October 27, 2011, Trustmark delivered a non-binding letter of intent indicating its interest in pursuing the proposed merger, and Bay Bank executed the letter of intent on October 28, 2011. Thereafter, Trustmark and Bay Bank and their respective legal counsels began to negotiate the terms of a definitive merger agreement.

On November 29, 2011, the Bay Bank board met to discuss the proposed merger. The board concluded that the negotiated transaction as set forth in the merger agreement is in the best interest of the shareholders of Bay Bank. Therefore, the board unanimously approved the merger agreement and authorized the Chairman of the Board to execute the merger agreement on behalf of Bay Bank.

On November 30, 2011, Trustmark and Bay Bank entered into the merger agreement, and Trustmark issued a press release announcing the proposed merger.

On December 14, 2011, Trustmark filed its merger application with the OCC.

Bay Bank’s Reasons for the Merger and Recommendation of the Board of Bay Bank

Bay Bank’s board of directors believes that the merger is in the best interest of the company and its shareholders. Accordingly, Bay Bank’s board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that Bay Bank’s shareholders vote FOR approval of the merger agreement and the merger.

In approving the merger, the board of directors of Bay Bank considered a number of factors as generally supporting its decision to enter into the merger agreement, including the following:

●	the value of the consideration to be received by Bay Bank shareholders relative to the value of their Bay Bank common stock;

●	certain information concerning the financial conditions, results of operations and business prospects of Trustmark and the size and reputation of Trustmark;

●	the alternatives to the merger, including remaining an independent institution;

●
the competitive and regulatory environment for financial institutions generally and the increasing disadvantage that smaller banks have relative to larger banks in the revised regulatory scheme of financial institutions; and

●
the fact that the merger will provide cash and greater liquidity to Bay Bank shareholders and by enabling Bay Bank shareholders to exchange their Bay Bank common stock, for which there is no active trading market, for cash and shares of common stock of a financial institution the stock of which is widely held and publicly traded.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of Bay Bank in approving the merger agreement and the merger. In reaching its determination, the board of directors of Bay Bank did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of Bay Bank believes that the merger is in the best interests of Bay Bank and its shareholders, and therefore, the board of directors of Bay Bank unanimously approved the merger agreement and the merger. Each member of the Bay Bank board of directors has agreed to vote the stock of Bay Bank over which he or she has voting authority in favor of the merger agreement and the merger.

BAY BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER.

Trustmark’s Reasons for the Merger

The proposed transaction provides an excellent opportunity for Trustmark to expand and enhance its franchise within the attractive Bay County, Florida market.  Trustmark and Bay Bank share a similar operating philosophy and complementary business mix, and this transaction complements our existing Florida Panhandle franchise.

Effective Time of the Merger

The merger will become effective at the date and time specified in the merger approval to be issued by the OCC. If the shareholders of Bay Bank approve the merger at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the first calendar quarter of 2012, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Closing

    From the date of the merger agreement to and including the closing date, Bay Bank shall:

●	conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

●	use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees, and agents, and preserve its relationships and goodwill with customers and advantageous business relationships;

●	except as required by law or regulation, take no action which would adversely affect or delay the ability of Bay Bank or Trustmark to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under the merger agreement;

●	as soon as practicable following the date that the SEC declares Trustmark’s registration statement effective, but in no event later than March 31, 2012, take all steps under applicable law to call, give notice of, convene, and hold a meeting of its shareholders at such time as may be mutually agreed to by the parties for the purpose of approving the merger agreement and the transactions contemplated thereby and for such other purposes consistent with the complete performance of the merger agreement as may be necessary and desirable;

●	through its board of directors, recommend to its shareholders the approval of the merger agreement and the transactions contemplated thereby, and use its best efforts to obtain the necessary approvals by its shareholders of the merger agreement and the transactions contemplated thereby;

●	to the extent permitted by law, afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of Trustmark full access to the properties, books, and records of Bay Bank in order that Trustmark may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Bay Bank, and furnish Trustmark with such additional financial and operating data and other information as to the business and properties of Bay Bank as Trustmark shall, from time to time, request;

●	as soon as practicable after they become available, deliver or make available to Trustmark all call reports filed by Bay Bank with the appropriate federal regulatory authority after the date of the merger agreement, and prepare all financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), applied on a consistent basis with previous accounting periods;

●	to the extent permitted by law, furnish Trustmark with all information concerning Bay Bank required for inclusion in any application, filing, registration statement, or document to be made or filed by Trustmark or Bay Bank with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by the merger agreement during its pendency;

●	upon the request of Trustmark, furnish to Trustmark a written letter or statement confirming the accuracy of the information with respect to Bay Bank contained in any report or other application or statement referred to in the merger agreement, and confirm that the information with respect to Bay Bank contained in such document or draft was furnished by Bay Bank expressly for use therein or, if such is not the case, indicate the inaccuracies contained in such document or indicate the information not furnished by Bay Bank expressly for use therein;

●	cooperate with Trustmark and Trustmark Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the merger;

●	execute and deliver such instruments and take such other actions as Trustmark may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Trustmark and in accordance with applicable law and effective as of the closing date;

●	cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Trustmark and to report the general status of its ongoing operations, provide separate reports on matters involving the loan portfolio monthly and including, but not be limited to: (i) all board reports; (ii) new and renewed loan reports; (iii) month-end delinquency/past due reports; (iv) month-end loan extensions; (v) loan policy exceptions, loan documentation/collateral exceptions, and financial statement exceptions; (vi) watch list reports (all special mention, substandard, doubtful and loss loans); (vii) all written communications/officer memoranda concerning problem loan accounts greater than $100,000; (viii) notification and written details involving new loan products and/or loan programs; (ix) loan presentations/approval packages for new and/or renewed loans, lines of credit or commitments of $100,000 or more; (x) all loan review statistical/analysis reports and any loan review reports related to branches; (xi) reconciliation of allowance for loan and lease losses to include gross charge-offs, recoveries and net charge-offs; (xii) written explanation of any gross charge-offs greater than $50,000; (xiii) written analysis of adequacy of allowance for loan and lease losses; and (xiv) such other information regarding specific loans, the loan portfolio, and management of the loan portfolio as may be requested; and

●	promptly notify Trustmark of any material change in the normal course of their business or in the operation of their properties.

From the date of the merger agreement to and including the closing date, except as required by law or regulation, as long as the merger agreement remains in effect or unless Trustmark otherwise consents in writing (which consent shall not be unreasonably withheld), Bay Bank shall not:

●	make or agree to make or renew any loans or other extensions of credit to any borrower in excess of $100,000 (except (A) pursuant to commitments made prior to the date of this Agreement, (B) loans fully secured by a certificate of deposit at Bay Bank, and (C) renewals, extensions, and consolidations of any loans other than those loans listed in the merger agreement);

●	issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, or options to acquire, or any securities convertible into, any shares of its capital stock, or declare or pay any dividend in respect of its capital stock;

●	open or close any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities, and shall otherwise consult with and seek the advice of Trustmark with respect to basic policies relating to branching, site location, and relocation;

●	enter into, amend or terminate certain agreements specified in the merger agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with prudent banking practices;

●	implement any salary increases that are not in the ordinary course of business and which are inconsistent with past practices;

●	grant any severance or termination pay (other than pursuant to Bay Bank’s policies in effect on the date of the merger agreement) to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance, or indemnification agreement with, any officer, director, employee, or agent of Bay Bank, either individually or as part of a class of similarly situated persons (other than as required or contemplated by the merger agreement);

●	cause or allow the issue or sale any of its capital stock or corporate debt obligations;

●
cause or allow the declaration or set aside or payment of any dividend or any other distribution (whether in cash, stock, or property) in respect of or, directly or indirectly, the purchase, redemption, or other acquisition of any shares of Bay Bank common stock;

●	cause or allow the incurrence of any obligations or liabilities (fixed or contingent), except obligations or liabilities incurred in the ordinary course of business, or the mortgage, pledge, or subjection of any of its assets to a lien or encumbrance (other than in the ordinary course of business and other than statutory liens not yet delinquent);

●	cause or allow the discharge or satisfaction of any lien or encumbrance or payment of any obligation or liability (fixed or contingent), other than accruals, accounts, and notes payable included in the Bay Bank financial statements, accruals, accounts, and notes payable incurred since December 31, 2010, in the ordinary course of business, and accruals, accounts, and notes payable incurred in connection with the transactions contemplated by the merger agreement;

●	cause or allow the sale, exchange, or other disposition of any of its capital assets other than in the ordinary course of business;

●	cause or allow, other than in accordance with past practices, any general or individual wage or salary increase (including increases in directors’ or consultants’ fees), payment of any bonus, grant or payment of any perquisites such as automobile allowances, club memberships, or dues or other similar benefits, any accrual or arrangement for, or payment of bonuses or special compensation of any kind or severance or termination payment to, any present or former officer or salaried employee, or the institution of any employee welfare, retirement, or similar plan or arrangement;

●	cause or allow, after use of its best efforts, its property to suffer any physical damage, destruction, or casualty loss, whether or not covered by insurance;

●	cause or allow or acquiesce with any change in accounting methods, principles, and practices, except as may be required by GAAP;

●	cause or allow, excluding loan commitments made and certificates of deposit issued, the entering into of any contract, agreement, or commitment which obligates Bay Bank for an amount in excess of $25,000 over the term of any such contract, agreement, or commitment;

●	cause or allow, except in the ordinary course of business, any agreement or arrangement granting any preferential rights to purchase any of its assets, properties, or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties, or rights;

●	cause or allow any change or any event involving a prospective change in the financial condition of Bay Bank which is reasonably likely to have a material adverse effect on the financial condition of Bay Bank (as more particularly described in the merger agreement), including, without limitation, any change in the administrative or supervisory standing or rating of Bay Bank with any regulatory agency having jurisdiction over Bay Bank, and any fact or condition to exist which might reasonably be expected to cause any such event or change in the future;

●	sell, transfer, convey, or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

●	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Trustmark of a Phase I environmental review thereof;

●	increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with Bay Bank’s past practices;

●	establish any new subsidiary;

●	voluntarily make any material change in the interest rate risk profile of Bay Bank as of September 30, 2011;

●	materially deviate from policies and procedures existing as of the date of the merger agreement with respect to (A) classification of assets, (B) the allowance for loan losses, and (C) accrual of interest on assets, except as otherwise required by the provisions of the merger agreement;

●	amend or change any provision of the Bay Bank articles of incorporation or bylaws;

●	make any capital expenditure which would exceed an aggregate of $25,000;

●	excluding deposits, certificates of deposit, Federal Home Loan Bank advances and borrowings consistent with past practices, undertake any additional borrowings in excess of ninety (90) days;

●	modify any outstanding loan or acquire any loan participation, unless such modification is made in the ordinary course of business, consistent with past practice; or

●	declare or pay to its shareholders any cash or other dividends during the term of this Agreement.

We refer you to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, for additional restrictions on the conduct of the business of Bay Bank pending the merger.

No Solicitation

In addition to the restrictions on Bay Bank outlined above, so long as the merger agreement is in effect, Bay Bank has agreed to do the following and has agreed to use its best efforts to cause its directors, officers, employees, agents, and representatives to do the following:

●	cease any existing negotiations or provision of Bay Bank information for any Acquisition Proposal (as more particularly described below);

●	not, directly or indirectly, take any action to solicit, initiate, or encourage the making of any Acquisition Proposal; or

●	enter into any negotiations concerning, furnish any nonpublic information relating to Bay Bank in connection with, or agree to any Acquisition Proposal.

An “Acquisition Proposal” means a written offer or proposal which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for Bay Bank common stock regarding any of the following (other than the transactions contemplated by the merger agreement): (a) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving the sale, lease, exchange, mortgage, pledge, transfer, or other disposition of all or substantially all of the assets or equity securities or deposits of Bay Bank, whether in a single transaction or series of related transactions, which could reasonably be expected to impede, interfere with, prevent, or materially delay the completion of the merger; (b) any tender offer or exchange offer for all or substantially all of the outstanding shares of the capital stock of Bay Bank or the filing of a registration statement under the Securities Act of 1933 in connection therewith; or (c) any public announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Bay Bank has agreed to notify Trustmark of any Acquisition Proposal received and provide reasonable detail as to the identity of the proposed acquirer and the nature of the proposed transaction.

Conditions to Completion of the Merger

The merger agreement contains a number of conditions to the obligations of Trustmark and Bay Bank to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

●	receipt of all required regulatory approvals of the merger in a manner that does not impose any restrictions on the operations of Trustmark which are unacceptable to Trustmark;

●	approval of the merger agreement by the holders of at least two-thirds (2/3) of the outstanding shares of Bay Bank common stock;

●	the registration statement of which this proxy statement/prospectus forms a part shall have become effective under federal law and no stop orders suspending such effectiveness shall be in effect, and no claim, action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the registration statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the Trustmark common stock to be issued in the merger shall have been received;

●	the shares of Trustmark common stock to be delivered to the shareholders of Bay Bank pursuant to the merger agreement shall have been authorized for listing on the NASDAQ Global Select Market;

●	the other party’s representations and warranties being true and correct as of the date of the merger agreement and being true and correct in all respects as of the date of the closing and receipt of a certificate signed by an appropriate representative of the other party to that effect;

●	the performance or compliance by each party with its respective covenants and obligations required by the merger agreement to be performed or complied with prior to the effective date of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect;

●	the absence of a material adverse change in the assets, properties, business, or financial condition of either party or any event that could reasonably be expected to cause or result in a material adverse effect on either party;

●	receipt by each party of an opinion of the other party’s counsel as to certain transactional matters; and

●	receipt by each party of an opinion of Trustmark’s counsel to the effect that the merger will qualify as a merger under Section 368(a) of the Code.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition.

Regulatory Approvals Required for the Merger

The merger must be approved by the OCC. On December 14, 2011, Trustmark filed an application with the OCC – Southern District in Dallas, Texas, to obtain approval of the bank merger. We expect to obtain OCC regulatory approval, although we cannot be certain if or when we will obtain such approval. The U.S. Department of Justice will have 15 days following approval by the OCC to challenge the approval on antitrust grounds. While Trustmark and Bay Bank do not know of any reason that the U.S. Department of Justice would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The merger cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

Trustmark and Bay Bank are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this document. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

Additional Agreements

In addition to the agreements described above, each party has agreed in the merger agreement to take, or refrain from taking, certain other actions, including to:

●	give each other prompt written notice of any representation or warranty made by it in the merger agreement becoming untrue or inaccurate in any respect, including, without limitation, as a result of any change in a schedule to the merger agreement; or the failure by of a party to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under the merger agreement; provided, however, that no such notification shall affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under the merger agreement;

●	not directly or indirectly, before or after the consummation or termination of the merger agreement, disclose any confidential information, whether written or oral, acquired from the other party to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of the merger agreement, not use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances;

●	take all reasonable action to aid and assist in the consummation of the merger, and will use their best efforts to take or cause to be taken all other actions necessary, proper, or advisable to consummate the transactions contemplated by the merger agreement, including such actions which are necessary, proper, or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by the merger agreement; and

●	not issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the merger agreement without the consent of the other party except as required by applicable law or securities exchange rules or in connection with the regulatory approval process.

In addition to the agreements above, Trustmark has agreed in the merger agreement to take certain other actions, including to:

●	prepare and file with the SEC a registration statement on Form S-4 under the applicable federal law and any other applicable documents, relating to the shares of Trustmark common stock to be delivered to the shareholders of Bay Bank pursuant to the merger agreement, and use its best efforts to cause the registration statement to become effective;

●	permit employees of Bay Bank who continue their employment after the closing date to participate in the employee benefit plans and programs maintained for employees of Trustmark on the closing date, in accordance with the respective terms of such plans and programs, and take all actions necessary or appropriate to facilitate coverage of such Bay Bank employees in such plans and programs from and after the closing date, subject to certain conditions as more particularly described in the merger agreement;

●	file all necessary regulatory documents, notices, and applications not later than the 30th day after the execution of the merger agreement and provide Bay Bank with a copy of the non-confidential portions of notices, applications, statements, or correspondence submitted to or received from regulatory authorities in connection with the merger;

●	file all documents required to have the shares of Trustmark common stock to be issued pursuant to the merger agreement included for quotation on the NASDAQ Global Select Market and use its best efforts to effect said listing;

●	for a period of three (3) years from and after the effective time of the merger, indemnify and hold harmless each present and former director, officer, and employee of Bay Bank determined as of the effective time against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation whether civil or criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, including any director liability arising out of the recommendation of the Bay Bank board of directors to the Bay Bank shareholders to vote in favor of the merger agreement and the approval of the merger agreement by the Bay Bank board of directors, whether asserted or claimed prior to, at, or after the effective time to the fullest extent to which such indemnified parties were entitled under the Bay Bank articles of incorporation and bylaws and applicable laws; and

●	use its commercially reasonable efforts to maintain its existing policy of directors and officers liability insurance (or comparable coverage) for a period of not less than three (3) years after the effective time of the merger; which policy shall be amended, however, to include the directors and officers of Bay Bank currently covered under the policy held by Bay Bank, and which shall be a “claims made” policy providing coverage for (among other things) acts or omissions occurring prior to the effective time.

Representations and Warranties of Bay Bank and Trustmark

In the merger agreement, Bay Bank has made representations and warranties to Trustmark, and Trustmark has made representations and warranties to Bay Bank. The more significant of these relate to (among other things):

●	corporate organization and existence;

●	authority and power to execute the merger agreement and to complete the transactions contemplated by the merger agreement;

●	the absence of conflicts between the execution of the merger agreement and completion of the transactions contemplated by the merger agreement and certain other agreements;

●	capitalization;

●	the accuracy of their financial statements and reports;

●	pending or threatened litigation and other proceedings;

●	compliance with applicable laws and regulatory filings; and

●	the absence of certain changes and events.

Bay Bank also has made additional representations and warranties to Trustmark with respect to (among other things):

●	its investments, loan portfolio, and allowance for loan losses, and the absence of derivative contracts and brokered deposits;

●	its accounting controls;

●	its compliance with banking and financial laws and regulations;

●	its filings or reports, registrations and statements that are required to be filed with the Florida Office of Financial Regulation (the “OFR”);

●	its payment of taxes and filing of tax returns;

●	the existence of certain loan agreements and related matters and other contracts and commitments;

●	its shareholders’ list and the required vote for approval of the merger;

●	its insurance coverage, properties, and leases;

●	employment relations, employee benefit plans, and the absence of deferred compensation and salary continuation arrangements; and

●	the absence of any untrue statements of material fact in the merger agreement, the proxy statement/prospectus, and the registration statement and no omitted disclosures to Trustmark of any material fact known to Bay Bank concerning the financial condition, properties, or prospects of Bay Bank.

Trustmark has also made additional representations and warranties to Bay Bank with respect to (among other things) its compliance with its SEC reporting obligations and the accuracy of such reports.

Amendment or Waiver of the Merger Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the merger agreement, or any provision thereof, or waiver of any right or remedy therein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Merger Agreement

The merger agreement may be terminated in the following manner:

By Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Trustmark and Bay Bank and the approval of such action by their respective boards of directors.

By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Trustmark or Bay Bank if:

●	any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the merger and such order, decree, ruling, or other action shall have been final and non-appealable;

●	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

●	the merger shall not have become effective on or before April 27, 2012, or such later date as shall have been approved in writing by the boards of directors of Trustmark and Bay Bank; provided, however, that such right to terminate not be available to any party whose failure to fulfill any material obligation under the merger agreement has been the cause of, or has resulted in, the failure of the merger to become effective on or before such date;

●	the other party fails to comply in any material respect with any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of the other party contained therein are inaccurate in any material respect, and such breach or failure has not been cured within the required time limit;

●	any of the conditions to the obligations of Bay Bank or the obligations of Trustmark, respectively, have not been met or waived by the party entitled to such benefit; or

●	the shareholders of Bay Bank fail to approve the merger at the special meeting of shareholders called for such purpose (or any adjournment thereof).

By Trustmark. Trustmark has the right to terminate the merger agreement if the board of directors of Trustmark reasonably concludes in good faith, after consulting with counsel, that Trustmark will be unable to obtain any regulatory approval required to consummate the merger or any such approval is accompanied by terms or conditions which materially and adversely impact the financial consequences of the merger to Trustmark.

Remedies. In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement.

Transaction Expenses

Whether or not the transactions provided in the merger agreement are consummated, each party will pay its respective expenses incurred in connection with the preparation and performance of its obligations under the merger agreement.  Except as disclosed in the merger agreement, Trustmark and Bay Bank have represented and warranted to each other that neither of them, nor any of their agents, employees, or representatives has incurred any liability for any commissions or brokerage fees in connection with the merger.

NASDAQ Global Select Market Listing

Trustmark has agreed to file all documents required to be filed to have the shares of Trustmark common stock to be issued pursuant to the merger agreement approved for listing on the NASDAQ Global Select Market and to use its reasonable best efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been authorized for listing on the NASDAQ Global Select Market.

Surrender of Bay Bank Stock Certificates and Delivery of Merger Consideration

If you are a shareholder of Bay Bank, as soon as practicable after the effective time of the merger, Trustmark will mail a letter of transmittal and instructions to you for use in surrendering your Bay Bank stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Trustmark will promptly cancel the surrendered stock certificates and direct American Stock Transfer, Trustmark’s stock transfer agent, to issue to you in book entry form the number of shares of Trustmark common stock to which you are entitled. American Stock Transfer will also promptly deliver to you a check representing the cash to which you are entitled under the merger agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding Bay Bank stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the merger agreement. With respect to any Bay Bank stock certificate that has been lost, stolen, or destroyed, Trustmark will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Trustmark’s standard policy, and evidence reasonably satisfactory to Trustmark of ownership of the shares in question. After the effective time of the merger, Bay Bank’s transfer books will be closed and no transfer of the shares of Bay Bank stock outstanding immediately prior to the effective time will be made on Trustmark’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Trustmark’s shareholders the number of whole shares of Trustmark common stock into which your shares of Bay Bank are converted, regardless of whether you have surrendered your Bay Bank stock certificates for the merger consideration. Whenever Trustmark declares a dividend or other distribution on the Trustmark common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Trustmark common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of Trustmark common stock will be delivered to you until you surrender your Bay Bank stock certificates as described above. Upon surrender of your Bay Bank stock certificates, Trustmark’s transfer agent will make a book entry representing the Trustmark common stock into which your shares of Bay Bank stock have been converted and deliver to you proof thereof, together with your share of the cash portion of the merger consideration, any cash in lieu of whole shares of Trustmark common stock to which you otherwise would be entitled, if any, any cash in lieu of any fractional share of Trustmark common stock to which you would otherwise be entitled, if any, and any undelivered dividends will be delivered and paid to you without interest.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of certain material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Bay Bank common stock that exchange their shares of Bay Bank common stock for shares of Trustmark common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any United States federal laws other than those pertaining to the income tax, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, the regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders of Bay Bank common stock that hold their shares of Bay Bank common stock as a “capital asset” within the meaning of Section 1221 of the Code. Importantly, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances or to a holder that is subject to special treatment under the United States federal income tax laws, including, without limitation, a holder that is:

●	a financial institution;

●	a tax-exempt organization;

●	a regulated investment company;

●	a real estate investment trust;

●	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

●	an insurance company;

●	a mutual fund;

●	a controlled foreign corporation or passive foreign investment company;

●	a dealer or broker in stocks and securities, or currencies;

●	a trader in securities that elects to use the mark-to-market method of accounting;

●	a holder of Bay Bank common stock subject to the alternative minimum tax provisions of the Code;

●	a holder of Bay Bank common stock that received Bay Bank common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;

●	a holder of Bay Bank common stock that has a functional currency other than the U.S. dollar;

●	a holder of Bay Bank common stock that holds Bay Bank common stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

●	a person that is not a U.S. holder; or

●	a United States expatriate or certain former citizens or long-term residents of the United States.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Bay Bank common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) such trust has made a valid election to be treated as a U.S. person for United States federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for United States federal income tax purposes holds Bay Bank common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for United States federal income tax purposes that holds Bay Bank common stock, and any partners in such partnership, should consult their own tax advisors.

Determining the actual tax consequences of the merger to a U.S. holder may be complex and will depend in part on the U.S. holder’s specific situation. Each U.S. holder should consult its own tax advisor as to the tax consequences of the merger in its particular circumstance, including the applicability and effect of the alternative minimum tax and any state, local, foreign, or other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The obligations of the parties to complete the merger are conditioned upon the receipt by Trustmark and Bay Bank of an opinion of counsel to Trustmark from Brunini, Grantham, Grower & Hewes, PLLC, that the merger will be treated as a “merger” within the meaning of Section 368(a) of the Code.

A copy of the tax opinion is attached as Exhibit 8.1 to the registration statement on Form S-4, of which this proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of Trustmark and Bay Bank receive an updated opinion of counsel to Trustmark from Brunini, Grantham, Grower & Hewes, PLLC. The conditions relating to receipt of the tax opinion may be waived by both Trustmark and Bay Bank. Neither Trustmark nor Bay Bank currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Bay Bank would re-solicit the approval of its shareholders prior to completing the merger. In addition, the obligation of Brunini, Grantham, Grower & Hewes, PLLC, to deliver such tax opinion is conditioned upon, among other things, the merger satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if Trustmark common stock constitutes at least 40% of the value of the merger consideration. The determination by tax counsel as to whether the merger will be treated as a “merger” within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the merger.

Brunini, Grantham, Grower & Hewes, PLLC, as counsel to Trustmark, has rendered its tax opinion to Trustmark and Bay Bank, subject to the limitations discussed above, on the basis of facts, representations, and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the effective time of the merger. In rendering its tax opinion, such counsel relied upon representations and covenants, including those contained in certificates of officers of Trustmark and Bay Bank, reasonably satisfactory in form and substance to such counsel. The opinions represent such counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and as a result, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

The United States federal income tax consequences to U.S. holders of Bay Bank common stock that receive shares of Trustmark common stock and cash in exchange for shares of Bay Bank common stock pursuant to the merger generally will be as follows:

U.S. Holders that Receive a Combination of Trustmark Common Stock and Cash

If a U.S. holder’s adjusted tax basis in the Bay Bank common stock surrendered is less than the sum of the fair market value of the shares of Trustmark common stock and the amount of cash (other than cash received in lieu of a fractional share of Trustmark common stock) received by the U.S. holder, then the U.S. holder will recognize gain in an amount equal to the lesser of (i) the sum of the amount of cash (other than cash received in lieu of a fractional share of Trustmark common stock) and the fair market value of the Trustmark common stock received, minus the adjusted tax basis of the Bay Bank shares surrendered in exchange therefore, and (ii) the amount of cash received by the U.S. holder. However, if a U.S. holder’s adjusted tax basis in the Bay Bank shares surrendered is greater than the sum of the amount of cash (other than cash received in lieu of a fractional share of Trustmark common stock) and the fair market value of the Trustmark common stock received, the U.S. holder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes. If a U.S. holder of Bay Bank shares acquired different blocks of Bay Bank shares at different times or different prices, the U.S. holder should consult the U.S. holder’s tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the Bay Bank shares surrendered exceeds one year. In some cases, if the U.S. holder actually or constructively owns Trustmark common stock other than Trustmark common stock received in the transaction, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. The aggregate tax basis of the Trustmark common stock received (including any fractional share deemed received and redeemed) by a U.S. holder that exchanges its Bay Bank shares for a combination of Trustmark common stock and cash will be equal to the aggregate adjusted tax basis of the Bay Bank shares surrendered, reduced by the amount of cash received by the U.S. holder (excluding any cash received in lieu of a fractional share of Trustmark common stock) and increased by the amount of gain, if any, recognized by the U.S. holder (excluding any gain recognized with respect to cash received in lieu of a fractional share of Trustmark common stock) on the exchange. The holding period of the Trustmark common stock received (including any fractional share deemed received and redeemed) will include the holding period of the Bay Bank shares surrendered. A U.S. holder receiving a combination of Trustmark common stock and cash should consult its own tax advisor regarding the manner in which cash and Trustmark common stock should be allocated among the U.S. holder’s Bay Bank shares and the manner in which the above rules would apply in the holder’s particular circumstance.

Current law is unclear, however, on whether the foregoing rules apply if the acquired company is an S corporation, such as Bay Bank.  If it does not, the cash received in the exchange may be treated in whole or in part as a nontaxable distribution to the Bay Bank shareholders, to the extent of Bay Bank’s accumulated adjustments account (“AAA”), and then as a dividend, to the extent of Bay Bank’s accumulated earnings and profits (“AEP”). The amount of cash received in excess of the AAA and the AEP would be treated first as a return of the shareholder’s adjusted tax basis in its shares of Bay Bank common stock and then as capital gain, if such shares are a capital asset in the shareholder’s hands.

U.S. Holders that Receive Solely Cash due to Exercise of Dissenters’ Rights

Upon the proper exercise of dissenters’ rights, the exchange of Bay Bank shares solely for cash generally will result in recognition of gain or loss by the U.S. holder in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the Bay Bank shares surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the Bay Bank shares surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a U.S. holder actually or constructively owns Trustmark common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder may have dividend income up to the amount of the cash received. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

Cash Instead of a Fractional Share

If a U.S. holder receives cash in lieu of a fractional share of Trustmark common stock, the U.S. holder will be treated as having received a fractional share of Trustmark common stock pursuant to the merger and then as having exchanged the fractional share of Trustmark common stock for cash in a redemption by Trustmark. As a result, the U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s basis in the fractional share of Trustmark common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the fractional share (including the holding period of the Bay Bank common stock surrendered therefore) exceeds one year.

Material United States Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the merger does not qualify as a “merger” within the meaning of Section 368(a) of the Code, then each U.S. holder of Bay Bank common stock will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the shares of Trustmark common stock, as of the effective date of the merger, received by such U.S. holder pursuant to the merger and the amount of any cash received by such U.S. holder pursuant to the merger, and (ii) its adjusted tax basis in the shares of Bay Bank common stock surrendered in exchange therefore. Gain or loss will be computed separately with respect to each identified block of Bay Bank common stock exchanged in the merger.

Backup Withholding

If a U.S. holder is a non-corporate holder of Bay Bank common stock, the U.S. holder may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments that the U.S. holder receives. A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

●	furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal that the U.S. holder will receive, and otherwise complies with all the applicable requirements of the backup withholding rules; or

●	provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Certain Reporting Requirements

If a U.S. holder that receives Trustmark common stock in the merger is considered a “significant holder,” such U.S. holder will be required to (i) file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the Bay Bank common stock surrendered by such U.S. holder, and (ii) retain permanent records of these facts relating to the merger. A “significant holder” is any Bay Bank shareholder that, immediately before the merger, (i) owned at least 1% (by vote or value) of the outstanding common stock of Bay Bank, or (ii) owned Bay Bank securities with a tax basis of $1 million or more.

This discussion of certain material United States federal income tax consequences is for general information only and is not tax advice. Holders of Bay Bank common stock are urged to consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Bay Bank’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. If the purchase price for Bay Bank exceeds the fair value of identifiable net assets acquired, including core deposit intangibles, the difference will be recorded as goodwill, however, if the fair value of the identifiable net assets acquired exceeds the purchase price, the difference is considered a bargain purchase and the acquirer will recognize the resulting gain in earnings on the acquisition date. In accordance with ASC Topic 805, “Business Combinations,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Trustmark Bank in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Trustmark issued after the merger will reflect the results attributable to the acquired operations of Bay Bank beginning on the date of completion of the merger.

Financial Interests of Directors and Officers of Bay Bank in the Merger

   In considering the recommendation of the board of directors of Bay Bank to vote for the proposal to approve the merger agreement, you should be aware that the directors of Bay Bank have interests in the merger that are in addition to, or different from, their interests as shareholders of Bay Bank. The board of directors of Bay Bank was aware of these interests and considered them in approving the merger agreement. These interests include:

●	Insurance. Trustmark has agreed to provide an indemnity to Bay Bank’s directors, officers, and employees for a period of three (3) years following the merger to the same extent these persons were entitled to indemnification by Bay Bank and applicable law (including any director liability arising out of the recommendation of the Bay Bank board of directors to the Bay Bank shareholders to vote in favor of the merger agreement and the approval of the merger agreement by the Bay Bank board of directors), and Trustmark has agreed to exercise commercially reasonable efforts to maintain its policy of directors and officers liability insurance (or comparable coverage) on a “claims made” basis to cover Bay Bank’s directors and officers for a period of three (3) years after the effective time of the merger for acts and omissions occurring prior to the merger.

●	Employment of Certain Officers. Certain officers of Bay Bank will become employees of Trustmark Bank upon the completion of the merger.

Restrictions on Resales of Trustmark Common Stock Received in the Merger

The shares of Trustmark common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Trustmark common stock issued to any Bay Bank shareholder who may be deemed to be an “affiliate” of Trustmark after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Trustmark at or after the effective time of the merger and generally include executive officers, directors, and beneficial owners of 10% or more of the common stock of Trustmark. Former Bay Bank shareholders who are not affiliates of Trustmark after the completion of the merger may sell their shares of Trustmark common stock received in the merger at any time. Any former Bay Bank shareholder who becomes an affiliate of Trustmark after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Trustmark. This proxy statement/prospectus does not cover resales of Trustmark common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Dissenters’ Rights of Appraisal in the Merger

General. If you hold one or more shares of Bay Bank common stock, you are entitled to dissenters’ rights under Section 607.1302 of the Florida Business Corporation Act, and you have the right to dissent from the merger and have the appraised fair value of your shares of Bay Bank common stock paid to you in cash. The appraised fair value may be more or less than the value of the combination of shares of Trustmark common stock and cash being paid in the merger. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of the Florida Business Corporation Act, which are attached to this proxy statement/prospectus as Appendix B, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion summarizes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully. You must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the Florida Business Corporation Act, and the failure to so comply in any regard will cause a forfeiture of your appraisal rights.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

●	You must, prior to the taking of the vote on the merger at the Bay Bank special meeting, deliver a written notice to Bay Bank of your intent to demand payment for your shares of Bay Bank common stock if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the Florida Business Corporation Act. The notice of intent to demand payment must be signed in the same manner as the shares of Bay Bank common stock are registered on the books of Bay Bank.

●	A dissenting shareholder does not have to vote against the merger, but a dissenting shareholder cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of such shareholder’s Bay Bank common stock in favor of the merger. A vote in favor of the merger will constitute a waiver of the shareholder’s appraisal rights. Also, any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement and will constitute a waiver of the shareholder’s appraisal rights, unless the shareholder has timely delivered to Bay Bank the written notice regarding a shareholder’s dissenter’s rights as required by the Florida Business Corporation Act.

Your Demand for Payment. If you intend to dissent from the merger, you should deliver, in person or by mail (certified mail, return receipt requested, being the recommended form of delivery), the written notice of intent to demand payment notice to:

Bay Bank & Trust Co.
509 Harrison Avenue
Panama City, Florida  32401
Attention: Secretary

Trustmark’s Actions In Response to Your Demand for Payment. Within ten (10) days after, but no earlier than, the completion of the merger, Section 607.1322 of the Florida Business Corporation Act requires Trustmark to send to each Bay Bank shareholder who filed a notice of intent to demand payment for his or her shares with a written appraisal notice and an appraisal election form, which election form will specify the date the merger became effective and provide space for the shareholder to state:

●	the shareholder’s name and address;

●	the number of shares as to which the shareholder is asserting appraisal rights;

●	that the shareholder did not vote for the merger;

●	whether the shareholder accepts the offer of Trustmark to pay its estimate of the fair value of the shares of Bay Bank common stock to the shareholder; and

●	if the shareholder does not accept the offer of Trustmark, the shareholder’s estimated fair value of the shares of Bay Bank common stock and a demand for payment of the shareholder’s estimated value plus interest.

Trustmark’s appraisal notice to you will state:

●	where to return the completed appraisal election form and the shareholder’s stock certificate(s), and the date by which they must be received by Trustmark or its agent, which date may not be fewer than forty (40) days nor more than sixty (60) days after the date Trustmark sent the appraisal notice and appraisal election form to the shareholder;

●	that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by Trustmark or its agent by such specified date;

●	Trustmark’s estimated fair value of Bay Bank common stock;

●	an offer by Trustmark to the dissenting shareholder who is entitled to appraisal rights to pay Trustmark’s estimate of fair value set forth in the appraisal notice;

●	that, if requested in writing, Trustmark will provide to the shareholder so requesting, within ten (10) days after the date specified in the appraisal notice for receipt of the appraisal election form, the number of shareholders who return the appraisal election forms by such date and the total number of shares owned by such shareholders; and

●	the date by which a notice to withdraw from the appraisal process must be received, which date must be within twenty (20) days after the date specified in the appraisal notice for receipt of the appraisal election form.

In addition to the appraisal election form, Trustmark’s appraisal notice to you will also be accompanied by:

●	financial statements of Bay Bank, consisting of a balance sheet as of the end of the fiscal year ending not more than fifteen (15) months prior to the date of Trustmark’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any; and

●	a copy of the appraisal rights statutes under the Florida Business Corporation Act.

Bay Bank Stock Certificates. A dissenting shareholder must send the certificate(s) representing the shareholder’s shares of Bay Bank common stock with the appraisal election form by the date specified in the appraisal notice. Any dissenting shareholder failing to return a properly completed appraisal election form and the shareholder’s Bay Bank stock certificates within the period stated in the form will lose such shareholder’s appraisal rights and be bound by the terms of the merger agreement.

Payment of Fair Value for Your Bay Bank Common Stock. If the dissenting shareholder accepts the offer of Trustmark in the appraisal election form to pay Trustmark’s estimate of the fair value of the Bay Bank shares, payment for the shares of the dissenting shareholder is to be made within ninety (90) days after the receipt of the appraisal election form by Trustmark or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

A shareholder must assert appraisal rights with respect to all of the shares registered in such shareholder’s name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Bay Bank in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Bay Bank the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice for receipt of the appraisal election form, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

Rights as a Shareholder. Upon returning the appraisal election form, a dissenting shareholder shall be entitled only to payment pursuant to the procedure set forth in the applicable sections of the Florida Business Corporation Act and shall not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws such shareholder’s demand for appraisal within the time period specified in the appraisal election form.

Withdrawal of Demand. A dissenting shareholder who has delivered the appraisal election form and such shareholder’s Bay Bank stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to Trustmark within the time period specified in the appraisal election form for withdrawal. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of Trustmark. Upon a withdrawal, the right of the dissenting shareholder to be paid the fair value of such shareholder’s shares will cease, and the shareholder will be reinstated as a shareholder of Trustmark.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. Section 607.1330 of the Florida Business Corporation Act addresses what should occur if a dissenting shareholder fails to accept the offer of Trustmark to pay the value of the shares as estimated by Trustmark, and Trustmark fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest.

If a dissenting shareholder refuses to accept the offer of Trustmark to pay the value of the shares as estimated by Trustmark, and Trustmark fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within sixty (60) days after receipt of a written demand from any dissenting shareholder given by the date specified in the appraisal notice for receipt of the appraisal election form, Trustmark shall file an action in any court of competent jurisdiction in Bay County, Florida, requesting that the fair value of such shares be determined by the court.

If Trustmark fails to institute a proceeding within the above-prescribed period, any dissenting shareholder that has made a demand under Section 607.1326 of the Florida Business Corporation Act may do so in the name of Trustmark. A copy of the initial pleading will be served on each dissenting shareholder who has made such a demand. Trustmark is required to pay each dissenting shareholder the amount found to be due within ten (10) days after final determination of the proceedings, which amount may, in the discretion of the court, include interest, which will also be determined by the court. Upon payment of the judgment, the dissenting shareholder ceases to have any interest in such shares.

Section 607.1331 of the Florida Statutes provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, shall be determined by the court and assessed against Trustmark, except that the court may assess costs against all or some of the dissenting shareholders demanding appraisal, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against (i) Trustmark and in favor of any or all dissenting shareholders if the court finds that Trustmark did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322, or (ii) either Trustmark or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against Trustmark, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that Trustmark fails to make a required payment when a dissenting shareholder accepts Trustmark’s offer to pay the value of the shares as estimated by Trustmark, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from Trustmark all costs and expenses of the suit, including counsel fees.

Income Tax Consequences. See “PROPOSAL TO APPROVE THE MERGER AGREEMENT — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 31 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, BAY BANK SHAREHOLDERS WHO ARE CONSIDERING EXERCISING APPRAISAL RIGHTS ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

THE BOARD OF DIRECTORS OF BAY BANK UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

PROPOSAL FOR ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

If Bay Bank does not receive a sufficient number of votes to approve the merger agreement and the merger, Bay Bank may propose to adjourn or postpone the special meeting of shareholders, if a quorum is present, for the purpose of soliciting additional proxies to approve the merger agreement and the merger. Bay Bank does not currently intend to propose adjournment or postponement at the special meeting of shareholders if there are sufficient votes to approve the merger agreement and the merger. If approval of the proposal to adjourn or postpone the special meeting of shareholders for the purpose of soliciting additional proxies is submitted to the Bay Bank shareholders for approval, the approval requires the affirmative vote of the holders of a majority of the votes cast at the special meeting of shareholders in person or by proxy and entitled to vote on such matter. The board of directors of Bay Bank unanimously recommends that the Bay Bank shareholders vote FOR the proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting of shareholders to approve the merger agreement and the merger.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF BAY BANK AND TRUSTMARK

The rights of shareholders of Bay Bank under the articles of incorporation and bylaws of Bay Bank will differ in some respects from the rights that shareholders of Bay Bank will have as shareholders of Trustmark under the articles of incorporation and bylaws of Trustmark. Copies of Trustmark’s articles of incorporation and bylaws have been previously filed by Trustmark with the SEC. Copies of Bay Bank’s articles of incorporation and bylaws are available from Bay Bank upon written request.

The summary set forth below reflects certain differences between the provisions contained in the articles of incorporation and bylaws of Bay Bank and the articles of incorporation and bylaws of Trustmark. The summary below is not intended to be complete and is qualified by reference to Florida law in the case of Bay Bank and Mississippi law in the case of Trustmark, the articles of incorporation and bylaws of Bay Bank, and the articles of incorporation and bylaws of Trustmark.

	Bay Bank	Trustmark
Capitalization:	The articles of incorporation of Bay Bank authorize the issuance of up to 3,000,000 shares of common stock, par value $5.00 per share.	The articles of incorporation of Trustmark authorize the issuance of up to 250,000,000 shares of common stock, no par value per share, and up to 20,000,000 shares of preferred stock, no par value.

Corporate Governance:
The rights of Bay Bank shareholders are currently governed by Florida law and the articles of incorporation and bylaws of Bay Bank. Following the completion of the merger, Bay Bank shareholders will become Trustmark shareholders, and the rights of Bay Bank shareholders will be governed by Mississippi law and the articles of incorporation and bylaws of Trustmark.
The rights of Trustmark shareholders are governed by Mississippi law and the articles of incorporation and bylaws of Trustmark.

Board of Directors:	Minimum size is 5.	Minimum size is 5.

	Maximum size is 25.	Maximum size is 25.

	Current size is 11.	Current size is 10.

The number of directors is fixed, from time to time, by a majority vote of the Bay Bank board of directors. The size of the board of directors may not be increased by more than two (2) directors during a year. At least three-fifths (3/5) of the directors must have been continuous residents of Florida for a one year period preceding their election as a director.
The number of directors is fixed, from time to time, by a majority vote of the board of directors or by resolution of the shareholders.

Election of Directors:
Under Florida law, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation.

Under Mississippi law, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation.

Each shareholder of Bay Bank common stock has the right to vote the number of shares so owned for the election of directors. Shareholders of Bay Bank are not permitted to cumulate their votes in the election of directors.

Trustmark’s bylaws permit its shareholders to cumulate their votes for directors. Each shareholder is entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates.

	Bay Bank	Trustmark
Election of Directors (cont.):
Directors of Bay Bank are elected at each annual meeting and hold office until the next annual meeting and until their successor is elected and qualified. This means that the entire board is elected at each annual meeting of shareholders.

Each director of Trustmark is elected for a one-year term or until his successor shall have been elected and qualified. This means that the entire board is elected at each annual meeting of the shareholders.

Removal of Directors:	Florida law provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that a director may only be removed for cause.
Mississippi law provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that a director may only be removed for cause. A director may be removed by the majority vote of the shareholders at the shareholders meeting expressly called for the purpose of removing the director or directors, unless the number of votes sufficient to elect the director is cast against removal.

	Bay Bank’s bylaws permit the shareholders to remove one or more directors with or without cause. The Bay Bank bylaws allow the board of directors to remove a director only for cause.	Trustmark’s bylaws provide that the shareholders may remove one or more directors with or without cause.

A director may be removed by the shareholders or directors only at a meeting called for which one purpose is for removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the director.
The executive committee of the board of directors shall have the authority to recommend the removal of a director for cause to the shareholders.  “Cause” shall be defined as: (i) embezzlement or fraud; (ii) failure to pay any obligation owed to the corporation or an affiliate of the corporation; (iii) breaching a fiduciary duty or deliberately disregarding any rule of the corporation or its affiliates; (iv) conviction of a felony; (v) declaration of unsound mind by court order; (vi) adjudication of bankruptcy; (vii) nonacceptance of office or intentional failure to perform stated duties; (viii) willful violation of any final cease and desist order; or (ix) any conduct prejudicial to the interests of the corporation, including the disclosure of confidential information of the corporation or its affiliates.

A director may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the director.

	Bay Bank	Trustmark
Board Vacancies:
Under Florida law, any vacancies existing in the board of directors (including a vacancy resulting from an increase in the number of directors) may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, or by the shareholders, unless the articles of incorporation provide otherwise.

Under Mississippi law, any vacancies existing in the board of directors may be filled by: (a) the shareholders entitled to vote thereon; (b) the board of directors; or (c) if the directors remaining in office constitute less than a quorum, then the remaining directors may fill the vacancy by the vote of the majority of the directors remaining in office. A director elected to fill a vacancy will hold office for the remainder of the term of his or her predecessor in office.

Bay Bank’s bylaws provide that vacancies resulting from an increase in the number of directors and vacancies occurring for any other reason except without cause may be filled by a majority vote of the directors then in office, although less than a quorum exists. Any vacancies existing in the board of directors by reason of removal without cause shall be filled by a vote of the Bay Bank shareholders. A director filling a vacancy caused by resignation, death, or removal shall be hold office for the unexpired term of such predecessor.

Trustmark’s bylaws state that unless otherwise provided in the articles of incorporation (in which there is currently not such a provision), all vacancies in the board of directors, whether caused by resignation, removal, death, increase in the number of directors or otherwise, may be filled through appointment by a majority of the remaining directors then in office at an annual or special meeting called for that purpose; provided, however, should a vacancy cause the number of directors to be less than the number required for a quorum, then the majority of the remaining directors then in office shall appoint at least the number of directors necessary to constitute a quorum at an annual or special meeting called for that purpose.  A director thus appointed to fill any vacancy shall hold office until the next annual meeting of the shareholders or until his successor is elected and qualified.

Vote Required for Certain Shareholder Actions:
Florida law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the shareholders’ meeting shall be the act of the shareholders, unless the vote of a greater number is required by law or the articles of incorporation.

Mississippi law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the shareholders’ meeting shall be the act of the shareholders, unless the vote of a greater number is required by law or the articles of incorporation.

	Bay Bank	Trustmark
Vote Required for Certain Shareholder Actions (cont.):
Bay Bank’s bylaws provide that the affirmative vote of the holders of a majority of the shares of Bay Bank common stock represented at a meeting at which a quorum is present and who are entitled to vote on a matter shall be the act of the shareholders, with each shareholder having one vote per share of common stock.

Trustmark’s bylaws provide that other than a vote on directors, the affirmative vote of the holders of a majority of the shares of Trustmark common stock represented at a meeting at which a quorum is present and who are entitled to vote on a matter shall be the act of the shareholders, with each shareholder having one vote per share of common stock.

Amendment of Articles of Incorporation:
Under Florida law, a corporation’s articles of incorporation may be amended by the board of directors without shareholder approval, unless otherwise provided in the articles of incorporation, to: (a) delete the authorization for a class or series of shares if no shares of such class or series are issued, (b) change the par value for a class or series of shares, (c) make any other change expressly permitted by Florida law to be made without shareholder action, or (d) accomplish certain ministerial tasks.

Mississippi law provides that a corporation’s articles of incorporation may be amended by the board of directors without shareholder approval to: (a) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares of that class; (b) increase the number of authorized shares of the class to the extent necessary to permit the issuance of shares as a share dividend, or (c) accomplish certain ministerial tasks.

Florida law requires that all other amendments to the articles of incorporation be first recommended by the board of directors who may condition its submission on any basis, except for conflict of interest or special circumstances communicated to the shareholders, and the shareholders entitled to vote on the amendment must approve the amendment by the affirmative vote of majority of the shares entitled to be cast at the meeting, unless Florida law, the articles of incorporation, or the board of directors requires a greater vote.

Mississippi law requires all other amendments to the articles of incorporation must be: (a) approved by the board of directors and recommended to the shareholders, and (b) approved by the majority of the votes of the shareholders entitled to be cast on the amendment.

Unless otherwise provided in the articles of incorporation, the shareholders of a corporation having thirty-five (35) or fewer shareholders may amend the articles of incorporation without an act of the directors at a meeting for which notice of the changes to be made is given.

	Bay Bank	Trustmark
Amendment of Articles of Incorporation (cont.):
The articles of incorporation may provide for a greater voting requirement or greater or lesser quorum requirement for shareholders to amend the articles of incorporation than is provided by Florida law, but in no event shall a quorum consist of less than one-third of the shares entitled to vote. An amendment to the articles of incorporation that adds, changes, or deletes a greater or lesser quorum or voting requirement shall meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

Bay Bank’s articles of incorporation state that they may be amended at any shareholders’ meeting by the affirmative vote of the majority of the outstanding shares of Bay Bank, unless a greater vote is required by law.

Amendment of Bylaws:
Florida law provides that a board of directors may amend or repeal the corporation’s bylaws unless: (a) the articles of incorporation or the law reserves the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders, (b) the shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision. The shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the board of directors.

Mississippi law provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws, and that a board of directors may amend or repeal the corporation’s bylaws, unless the articles of incorporation reserves that power exclusively to the corporation’s shareholders in whole or in part or as described below. A bylaw that increases a quorum or voting requirement for the board of directors may be amended or repealed: (a) if adopted by the shareholders, only by the shareholders, unless the bylaw otherwise provides, or (b) if adopted by the board of directors, either by the shareholders or by the board of directors.

If authorized by the articles of incorporation, the shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders (or voting groups of shareholders) than is required by the law. The adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater. A bylaw that fixes a greater quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the board of directors.

A bylaw adopted or amended by the shareholders that increases a quorum or voting requirement for the board of directors may provide that it can be amended or repealed only by a specified vote of either the shareholders or the board of directors. In amending, repealing, or adopting a bylaw, the corporation’s shareholders may expressly prevent the board of directors from amending, repealing, or reinstating such bylaw.

Trustmark’s bylaws provide that the bylaws may be altered, amended, or repealed or new bylaws adopted by the board of directors. Such provision does not limit shareholders’ rights as described above.

	Bay Bank	Trustmark
Amendment of Bylaws (cont.):
A bylaw that fixes a greater quorum or voting requirement for the board of directors may be amended or repealed (a) if originally adopted by the shareholders, only by the shareholders, (b) if originally adopted by the board of directors, either by the shareholders or by the board of directors. A bylaw adopted or amended by the shareholders that fixes a greater quorum or voting requirement for the board of directors may provide that it may be amended or repealed only by a specified vote of either the shareholders or the board of directors. Action by the board of directors to adopt or amend a bylaw that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

Bay Bank’s bylaws provide that the bylaws may be altered, amended, or repealed, in whole or in part, by a majority vote of the shareholders or a majority vote of the directors.

Special Meetings of Shareholders:
Under Florida law, special meetings of the shareholders of a corporation may be called by: (a) the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws, or (b) unless the articles of incorporation provide otherwise, the holders of at least 10%, but not to exceed 50%, of all the votes entitled to be cast on any issue proposed to be considered at a proposed special meeting.

Mississippi law provides that a special meeting of the shareholders may be called by: (a) the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws, or (b) unless the articles of incorporation provide otherwise, the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at a proposed special meeting.

	Bay Bank	Trustmark
Special Meetings of Shareholders (cont.):
Bay Bank’s articles of incorporation provide that special meetings of the shareholders may be called by the board of directors or three or more shareholders owning in the aggregate not less than twenty-five (25%) of the outstanding shares of the corporation.

Bay Bank’s bylaws provide that special meetings of the shareholders may be called for any purpose, unless otherwise prescribed by statute, by the President or the board of directors, and shall be called by the President at the written request of shareholders owning not less than 40% of all the shares entitled to vote at the meeting.

Trustmark’s bylaws provide that special meetings of shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by a majority of the board of directors and shall be called at any time by the President or the board of directors upon the request of shareholders owning ten percent (10%) of the outstanding shares of the corporation entitled to vote at such meetings.  Business transacted at all special meetings shall be confined to the objects stated in the call.

Nomination of Directors:	Neither Bay Bank’s articles of incorporation, nor its bylaws contain express provisions regarding the nomination of directors.
Trustmark’s bylaws state that nominations for election to the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for election of directors.

Nominations, other than those made by or on behalf of the existing management of the corporation, shall be made in writing and shall be delivered or mailed to the Chairman of the Board of the corporation not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than twenty-one (21) days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the Chairman of the Board of the corporation not later than the close of business on the seventh (7th) day following the day on which the notice of the meeting was mailed.

	Bay Bank	Trustmark
Nomination of Directors (cont.):
Shareholder nominations shall contain the following information to the extent known to the notifying stockholder:  (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying stockholder; and (e) the number of shares of capital stock of the corporation owned by the notifying stockholder. Nominations not made in accordance the foregoing may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions the vote tellers may disregard all votes cast for each such nominee.

Shareholder Proposal of Business:	Neither Bay Bank’s articles of incorporation, nor its bylaws contain express provisions regarding shareholder proposals of business.
Shareholders may submit proposals to be considered at an annual meeting of shareholders if they do so in accordance with applicable regulations of the SEC. Any shareholder intending to propose a matter for consideration at an annual meeting of shareholders must submit such proposal in writing to the Secretary of Trustmark not less than 120 calendar days before the date that the corporation’s proxy statement is released to shareholders in connection with the previous year’s annual meeting. A proposal for a meeting of shareholders other than a regularly scheduled annual meeting must be submitted in writing to the Secretary of Trustmark a reasonable time period before the corporation begins to print and send its proxy materials. All proposals must meet the requirements of SEC Rule 14a-8. Trustmark generally has the burden to demonstrate to the SEC that the corporation is entitled to exclude a shareholder proposal.

	Bay Bank	Trustmark
Indemnification; Limitation of Director Liability:
Florida law provides that a corporation may indemnify a director: (a) if the director acted in good faith and (b) he or she reasonably believed his or her conduct was in, or not opposed to, the best interests of the corporation; and (c) in the case of any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding for any reason does not create a presumption that the director did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interest, of the corporation or with respect to any criminal action or proceeding had reasonable cause to believe his conduct was unlawful .

Florida law allows a corporation to indemnify a director against expenses and settlement amounts not exceeding, in the judgment of the board of directors, the estimated actual and reasonable expense of litigating the proceeding to conclusion. The director must have acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the corporation. However, the corporation shall not indemnify a director if the director is adjudged liable, unless and to the extent a court determines that in view of all circumstances of the case, the director is fairly and reasonably entitled to indemnity.

To the extent that a director has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue, or matter therein, the director shall be indemnified against expenses actually and reasonably incurred by the director in connection therewith.

Unless determined by a court, any indemnification must be approved by (a) a vote of a majority of the board of directors at a meeting in which a quorum is present and who were not parties to the proceeding; (b) a majority of a committee of the board of directors appointed for such purpose, which committee must have at least two members who were not parties to the proceeding; (c) by independent legal counsel appointed by the board of directors or a committee of the board of directors; or (d) by the majority vote of a quorum of shareholders who were not parties to the proceeding.

Mississippi law provides that a corporation may indemnify a director: (a) if the director acted in good faith; and (b) he reasonably believed (i) that his conduct in an official capacity was in the best interests of the corporation; (ii) that his conduct in all other cases was at least not opposed to the best interests of the corporation; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (d) the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by law. However, in the absence of a court order, a corporation may not indemnify a director in connection with a proceeding: (a) by or in the right of the corporation; or (b) for which the director was adjudged liable on the basis that the director received a financial benefit to which he was not entitled.

Mississippi law states that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Trustmark’s bylaws provide that any person, his heirs, executors, or administrators, may be indemnified or reimbursed by the corporation for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they shall be made a party or potential party by reason of his being or having been a director, an honorary or advisory director, officer, or employee of the corporation or of any firm, corporation or organization which he served in any such capacity at the request of the corporation; provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he shall finally be adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties to the corporation; and provided further, that no person shall be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the corporation.

	Bay Bank	Trustmark
Indemnification; Limitation of Director Liability (cont.):
Florida law permits a corporation to pay in advance expenses incurred by a director in defending a civil or criminal proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if the director is ultimately found not to be entitled to indemnification by the corporation under the law.

Florida’s laws of indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director and shall inure to the benefit of the heirs, executors, and administrators of the director, unless otherwise provided when authorized or ratified. In addition, such laws are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any director. However, indemnification or advancement of expenses shall not be made to or on behalf of any director if a judgment or other final adjudication establishes that the director’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe the  conduct was unlawful; (b) a transaction from which the director derived an improper personal benefit; (c) in the case of director liability for unlawful corporate distribution; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding.

	Bay Bank	Trustmark
Indemnification; Limitation of Director Liability (cont.):
Unless the articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to a court of competent jurisdiction. The court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that: (a) the director is entitled to mandatory indemnification under the law; (b) the director is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power to provide indemnification in addition to that provided by law; or (c) the director is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the director met the applicable standard of conduct.

The articles of incorporation of Bay Bank provide that a director, and his or her heirs, executors, or administrators, may be indemnified by Bay Bank for reasonable expenses actually incurred in connection with any proceeding as a result of being a director, except (a) if the director is adjudged to have been guilty of or liable for negligence or willful misconduct in performing the director’s duties; or (b) any settlement unless approved by a court of competent jurisdiction or, a majority of the outstanding shares of the corporation, or by a majority vote of directors who are not a party to the proceeding.

	Bay Bank	Trustmark
Shareholders’ Rights of Dissent and Appraisal:
Florida law provides for dissenters’ rights in Sections 607.1301 through 607.1333 of the Florida Business Corporation Act, as described in this proxy statement/prospectus under the heading “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Dissenters’ Rights of Appraisal in the Merger” on page 36.
Section 79-4-13.02(b)(2) of the Mississippi Code of 1972, as amended, provides that no dissenters’ rights are available for corporations whose shares are publicly traded.

BUSINESS OF BAY BANK

General

Bay Bank is a Florida banking corporation that provides commercial and retail banking services from its seven (7) branches in and near Panama City, Florida. As of September 30, 2011, Bay Bank had total assets of approximately $247 million, total loans of approximately $122 million, total deposits of approximately $221 million and shareholders’ equity of approximately $26 million.

Bay Bank Activities

Bay Bank is commercial bank that serves the needs of residents of Bay County and contiguous counties.  Bay Bank operates as a community bank with directors, management and personnel known to and who live in the community.

Bay Bank focuses its marketing efforts on consumer banking products, commercial services to small businesses, and residential mortgage lending. Bay Bank offers traditional retail deposit products with a strong emphasis on relationships with customers, both individuals and businesses. Bay Bank focuses on the banking needs of the markets of Bay County and contiguous counties. As a community bank, Bay Bank believes that Bay Bank provides more personalized service than is generally available in the Bay County communities. Bay Bank offers the following types of products and services:

●	personal checking and or savings accounts;

●	money market accounts;

●	NOW accounts;

●	certificates of deposit;

●	individual retirement accounts;

●	bill pay;

●	stop payment;

●	telephone banking;

●	commercial checking or savings accounts;

●	commercial money market accounts;

●	Internet banking;

●	ATM service;

●	safe deposit boxes;

●	money orders;

●	cashier’s checks;

●	travelers checks;

●	collection of monetary items;

●	bank-by-mail service;

●	night depository;

●	ATM cards;

●	credit cards (through another agency/correspondent bank);

●	automatic payroll deposit; and

●	automatic bill payment transfers (ACH).

Bay Bank offers the following types of loan commercial and consumer products and services:

●	real estate loans (residential loans, construction and land development loans, real estate investment loans and owner occupied commercial real estate loans);

●	equipment financing loans;

●	accounts receivable and inventory financing loans;

●	revolving lines of credit;

●	loans merchant services;

●	Internet cash management;

●	commercial loans;

●	personal loans;

●	automobile loans;

●	boat loans;

●	home equity loans; and

●	credit cards.

In addition, Bay Bank provides trust services which include trust services to custody and agency accounts, estate administration, guardianships, individual retirement accounts and personal trust.

Competition

The banking business is highly competitive, and Bay Bank’s profitability is dependent on the ability to compete in its market area. Bay Bank competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, certain other non-financial entities, and certain governmental organizations which may offer more favorable financing than Bay Bank offers. Bay Bank expects competition from both financial and non-financial institutions to continue.

Bay Bank’s competitive edge is built upon superior customer service and its long-term deposit and loan relationships.

Facilities

Bay Bank operates from its main branch located at 509 Harrison Avenue, Panama City, Florida 32401. The following table sets forth specific information on Bay Bank’s offices:

Banking Office	Real Estate Owned or Leased	Location	Deposits at June 30, 2011 (in thousands)
Downtown (Main) & Parking Lots	Owned	509 Harrison Avenue, Panama City, FL	$126,096
Downtown (Drive-In)	Owned & Leased	507 Jenks Avenue, Panama City, FL	--
Parker	Owned	114 S. Tyndall Parkway, Parker, FL	14,100
Lynn Haven	Owned	1912 S. Highway 77, Lynn Haven, FL	32,494
Beach 1	Owned	7915 PC Beach Parkway, Panama City Beach, FL	17,998
Beach Y	Owned	17255 PC Beach Parkway, Panama City Beach, FL	20,623
Thomas Drive	Owned	2305 Thomas Drive, Panama City Beach, FL	8,464
ATM Location Only	Leased	1347 W. 15th Street, Panama City, FL	--
			$219,775

All of Bay Bank’s branches (other than the Downtown (Drive-In) branch) offer full banking operations provided by a full complement of lobby staff (including tellers, new account representatives, and lending professionals on site), safe-deposit boxes, an automated teller machine, and drive-through banking services.

Employees

As of September 30, 2011, Bay Bank had 85 full-time and 1 part-time employees. Management of Bay Bank considers its relations with its employees to be good. Bay Bank is not a party to any collective bargaining agreement.

Legal Proceedings

Bay Bank is from time-to-time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to its business, Bay Bank is not a party to, nor is any of its property the subject of, any material legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of Bay Bank’s management, any such liability will not have a material adverse effect upon Bay Bank’s financial condition, results of operations, or cash flows.

Management’s Discussion and Analysis of Financial Condition

General Information

Scope of Operations.  Bay Bank provides community-banking services through six (6) full-service branches, a drive-in branch, and a standalone ATM in and around Panama City, Florida.

Critical Accounting Policies.  Bay Bank’s financial statements (copies of which may be obtained by Bay Bank shareholders upon request to Bay Bank) are prepared in conformity with GAAP. The financial information contained within these statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. Critical accounting policies are those that involve the most complex and subjective decisions and assessments, and have the greatest potential impact on Bay Bank stated results of operations. The notes to the financial statements include a summary of the significant accounting policies and methods used in the preparation of Bay Bank’s financial statements. Management believes that, of these significant accounting policies, the following involve a higher degree of judgment and complexity. Management has discussed these critical accounting assumptions and estimates with the Board of Directors’ Audit Committee.

Allowance for Loan Losses.  Bay Bank’s allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses comprises (1) a component for individual loan impairment measured according to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and (2) a measure of collective loan impairment according to SFAS No. 5, “Accounting for Contingencies”. The allowance for loan losses is established and maintained at levels deemed adequate to cover losses inherent in the portfolio as of the balance sheet date. This estimate is based upon management’s evaluation of the risks in the loan portfolio and changes in the nature and volume of loan activity. Estimates for loan losses are derived by analyzing historical loss experience, current trends in delinquencies and charge-offs, historical peer bank experience, changes in the size and composition of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Income Taxes.  Bay Bank, by consent of its shareholders, has elected to be taxed as an S corporation under the provisions of Section 1362 of the Code. Under those provisions, the shareholders include the Bay Bank’s income or loss in their individual federal income tax returns. Therefore, no provision for federal income taxes has been made in Bay Bank’s financial statements.

Comparison of the Nine-Month Periods Ended September 30, 2011 and 2010.

General.  At September 30, 2011, Bay Bank had total assets of $247 million, net loans of $119 million, total deposits of $221 million, and shareholders’ equity of $25.8 million. At September 30, 2010, Bay Bank had total assets of $231 million, net loans of $123 million, total deposits of $201 million, and shareholders’ equity of $29.2 million.

Earnings.  Net losses for the period ended September 30, 2011 were $3.5 million compared to net earnings of $134,000 for the period ended September 30, 2010. This decrease in Bay Bank’s net earnings was primarily due to an increase in the provision for loan losses of $2.8 million for the period ended September 30, 2011 compared to the period ended September 30, 2010.

Interest Income.  Interest income increased to $6.25 million for the period ended September 30, 2011 from $6.18 million for the period ended September 30, 2010. Interest income on loans decreased to $5.2 million for the period ended September 30, 2011 from $5.4 million for the period ended September 30, 2010 due primarily to a decrease in the average loan portfolio balance. Interest on securities increased to $834,000 for the period ended September 30, 2011 from $645,000 for the same period in 2010. The increase was primarily due to the increase in average balances outstanding.

Interest Expense.  Interest expense on deposit accounts decreased to $622,000 for the period ended September 30, 2011, from $870,000 for the period ended September 30, 2010. Interest expense decreased primarily because of a decrease in the average rate paid on deposits during the period.

Provision and the Allowance for Loan Losses.  The provision for loan losses for the period ended September 30, 2011, was $3.4 million compared to $600,000 for the same period in 2010. The increase in the provision for loan losses was primarily due to an increase in loan charge-offs to $3.4 million for the period ended September 30, 2011 compared to $1.1 million for the period ended September 30, 2010.  The allowance for loan losses at September 30, 2011 was $2.3 million compared to $2.6 million at September 30, 2010.

Noninterest Income.  Total noninterest income decreased to $1.3 million for the period ended September 30, 2011 from $1.5 million for the period ended September 30, 2010 primarily due to decreases in gains on sale of securities.

Noninterest Expenses.  Total noninterest expenses increased by $996,000 for the period ended September 30, 2011 from $6.1 million for the same period in 2010. This is attributable to increases in foreclosed real estate expenses, outside services expenses and losses on sale of foreclosed real estate.

Comparison of the Twelve-Month Periods Ended December 31, 2010 and 2009

General.  At December 31, 2010, Bay Bank had total assets of $236 million, net loans of $123 million, total deposits of $207 million, and shareholders’ equity of $28.7 million. At December 31, 2009, Bay Bank had total assets of $236 million, net loans of $128 million, total deposits of $206 million, and shareholders’ equity of $29.2 million.

Earnings.  Net earnings for the year ended December 31, 2010 were $59,000 compared to net losses of $1.9 million for the year ended December 31, 2009. This increase in Bay Bank’s net earnings was primarily due to a decrease in the provision for loan losses of $1.5 million in 2010 compared to 2009.

Interest Income.  Interest income decreased to $8.3 million for the year ended December 31, 2010 from $8.8 million for the year ended December 31, 2009. Interest income on loans decreased to $7.2 million in 2010 from $8.0 million in 2009 due primarily to a decrease in the average loan portfolio balance for the year ended December 31, 2010, and an decrease in the average yield earned from 6.23% for the year ended December 31, 2009 to 6.07% for the year ended December 31, 2010. Interest on securities increased to $899,000 in 2010 from $642,000 in 2009 due to an increase in the average balance during the year ended December 31, 2010.

Interest Expense.  Interest expense on deposit accounts decreased to $1.1 million for the year ended December 31, 2010, from $1.9 million for the year ended December 31, 2009. Interest expense decreased primarily because of a decrease in the average rate paid on deposits during 2010.

Provision and Allowance for Loan Losses.  The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and the board and is based upon historical experience, the volume and type of lending conducted by Bay Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to Bay Bank’s market areas, and other factors related to the estimated collectability of its loan portfolio. Provision for loan losses decreased to $900,000 for the year ended December 31, 2010, from $2.4 million for the year ended December 31, 2009.  The allowance for loan losses at December 31, 2010, was $2.3 million compared to $3.1 million at December 31, 2009.

Noninterest Income.  Total noninterest income increased to $1.9 million for the year ended December 31, 2010 from $1.6 million for the year ended December 31, 2009, primarily due to gains on sales of securities of $267,000 in 2010.

Noninterest Expenses.  Total noninterest expenses increased to $8.2 million for the year ended December 31, 2010 from $8.0 million for the year ended December 31, 2009, primarily due to an increase in foreclosed real estate expenses.

BENEFICIAL OWNERSHIP OF BAY BANK COMMON STOCK
BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF BAY BANK

The following table sets forth certain information regarding the beneficial ownership of Bay Bank common stock as of September 30, 2011, by (a) each director and executive officer of Bay Bank; (b) each person who is known by Bay Bank to own beneficially 5% or more of its common stock; and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Bay Bank believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Bay Bank.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Directors and Executive Officers:
Ivie R. Burch**	3,740	0.477840%
Rebecca S. Daffin**	0	0.00
Christopher Gladden*	0	0.00
John G. Hindsman, III*	200	0.025553
E. Clay Lewis, III***	12,135	1.550426
Don E. McCormick**	9,321	1.190896
James R. Moody, IV**	5,221	0.667060
Donald F. Nations**	8,701	1.111682
Jeffrey K. Padgett***	76,827	9.815789
Kenneth E. Padgett***	248,359	31.731546
John T. Patronis**	7,217	0.922079
Kal G. Squires***	0	0.00
Jay N. Trumbull**	0	0.00
Directors and Executive Officers as a group (13)	371,721	47.492871%

*	Indicates officer.
**	Indicates director.
***	Indicates officer and director.
(1)	The percentage beneficially owned was calculated based on 782,688 shares of Bay Bank common stock issued and outstanding as of September 30, 2011.

DESCRIPTION OF TRUSTMARK CAPITAL STOCK

General

Trustmark has authorized two classes of stock: (1) 250,000,000 authorized shares of Trustmark common stock, no par value, 69,119,235 shares of which were issued and outstanding as of September 30, 2011; and (2) 20,000,000 authorized shares of preferred stock, no par value, none of which are issued and outstanding. Trustmark’s common stock is listed on the NASDAQ Global Select Market. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Trustmark.

Trustmark Common Stock

Except in the election of directors (in which shareholders have cumulative voting rights), the holders of Trustmark common stock are entitled to one vote for each share of Trustmark common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Trustmark board, all voting power is in Trustmark common stock. Holders of Trustmark common stock do not have preemptive rights to acquire any additional or unissued shares of Trustmark common stock, or securities of Trustmark convertible into or carrying a right to subscribe to or acquire shares of Trustmark common stock.

Holders of Trustmark common stock will be entitled to receive dividends out of funds legally available therefore, if and when properly declared by the Trustmark board of directors. However, if any of Trustmark’s preferred stock is outstanding, there may be restrictions on the ability of the Trustmark board of directors to declare or pay cash dividends on Trustmark common stock, and the Trustmark board of directors may be prohibited from purchasing shares of Trustmark common stock, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

On liquidation of Trustmark, the holders of Trustmark common stock are entitled to share pro rata in any distribution of the assets of Trustmark, after the holders of any shares of preferred stock have received the liquidation preference of their shares, plus any accumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Trustmark has been retired.

Trustmark Preferred Stock

The Trustmark preferred stock is available for issuance from time to time for various purposes as determined by the Trustmark board of directors, including making future acquisitions, raising additional equity capital, and financing. Subject to certain limits set by the Trustmark articles and applicable bank holding company regulatory approval, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Trustmark board of directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations, or agreements applicable to Trustmark.

INDEMNIFICATION PROVISIONS RELATING TO TRUSTMARK

Trustmark’s Indemnification

Pursuant to Article VI, Section 2 of the bylaws of Trustmark, the corporation may indemnify or reimburse the expenses of any person against all reasonable expenses incurred in connection with any litigation or proceeding in which such person may have been involved because he is or was a director (including honorary or advisory directors), officer or employee of the corporation or of any other firm, corporation or organization which he served in any such capacity at the request of the corporation. Provided, such person shall have no right to indemnification or reimbursement in relation to any matters in which he is finally adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties; and, provided further, that no person shall be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by any appropriate bank regulatory agency which proceeding or action results in a final order assessing civil monetary penalties or requiring affirmative action by an individual or individuals in the form of payments to the corporation.

In addition, pursuant to the Mississippi Business Corporation Act (“MBCA”), directors and officers are entitled to indemnification in certain events as summarized in this paragraph. Directors and officers are entitled to indemnification if they are wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person is a party because he was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. A corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against a liability incurred in the proceeding if the person conducted himself in good faith and he reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation, and, in all other cases, that his conduct was not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful or, he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation. Unless ordered by a court, a corporation may not indemnify a director or officer in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct specified above, or, in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

A corporation may, additionally, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by the director or officer who is a party to a proceeding under certain circumstances.

Disclosure of the SEC’s Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXPERTS

The consolidated financial statements of Trustmark as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Trustmark common stock to be issued by Trustmark in connection with the merger and certain material tax consequences of the merger will be passed upon by counsel to Trustmark, Brunini, Grantham, Grower & Hewes, PLLC, Jackson, Mississippi. Certain legal matters with respect to the merger will be passed upon for Bay Bank by its counsel Haskell Slaughter Young & Rediker, LLC, Birmingham, Alabama.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Bay Bank knows of no matters that will be presented for consideration at the special meeting of shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the special meeting or any adjournment or postponement thereof, it is intended that the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Trustmark files reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Trustmark, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Trustmark to “incorporate by reference,” which means that Trustmark can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Trustmark incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Trustmark files with the SEC will automatically update and supersede the information Trustmark included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Trustmark has previously filed with the SEC:

●
Quarterly Report on Form 10-Q filed on November 8, 2011, for the quarter ended September 30, 2011; on August 8, 2011, for the quarter ended June 30, 2011; and on May 6, 2011, for the quarter ended March 31, 2011;

●	Annual Report on Form 10-K filed on February 25, 2011, for the year ended December 31, 2010; and

●
Current Reports on Form 8-K filed on January 26, 2011; March 1, 2011; March 7, 2011; April 18, 2011; April 26, 2011; May 10, 2011; May 13, 2011; August 10, 2011; September 29, 2011; November 10, 2011; and November 30, 2011.

 Trustmark also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the meeting. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Trustmark without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Trustmark at the following address:

Trustmark Corporation
Louis E. Greer
Treasurer and Principal Financial Officer
248 East Capitol Street
Jackson, Mississippi  39201
(601) 208-5111

To obtain timely delivery, you must make a written or oral request for a copy of such information by Thursday, March 1, 2012.

Trustmark has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Trustmark common stock to be issued to shareholders of Bay Bank in the merger. This proxy statement/prospectus constitutes the prospectus of Trustmark filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained in this proxy statement/prospectus. Neither Trustmark nor Bay Bank has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Bay Bank has supplied all of the information about Bay Bank contained in this proxy statement/prospectus and Trustmark has supplied all of the information contained in this proxy statement/prospectus about Trustmark and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Execution Copy	Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

TRUSTMARK CORPORATION,

TRUSTMARK NATIONAL BANK

and

BAY BANK & TRUST CO.

Dated as of November 30, 2011

EXHIBIT A	Bank Merger Agreement	A-37

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) dated as of November 30, 2011, is by and among Trustmark Corporation, a Mississippi corporation (“Trustmark”), Trustmark National Bank, a national banking association (“Trustmark Bank” or “Surviving Bank”), and Bay Bank & Trust Co., a Florida banking corporation (“Bay Bank”).

WHEREAS, Bay Bank desires to affiliate with Trustmark and Trustmark desires to affiliate with Bay Bank in the manner provided in this Agreement;

WHEREAS, the respective Boards of Directors of Trustmark, Trustmark Bank, and Bay Bank believe that the acquisition of Bay Bank by Trustmark in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto is desirable, consistent with, will further their respective business strategies and goals and is in the best interests of their respective shareholders;

WHEREAS, it is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder;

WHEREAS, the respective Boards of Directors of Trustmark, Trustmark Bank, and Bay Bank have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, the parties agree as set forth below.

INTRODUCTION

This Agreement provides for the merger of Bay Bank with and into Trustmark Bank with Trustmark Bank as the survivor (the “Merger”), all pursuant to the terms and conditions set forth in this Agreement.  In connection with the Merger, Trustmark will acquire all of the issued and outstanding shares of common stock, $5.00 par value, of Bay Bank (“Bay Bank Stock”) for an aggregate consideration as set forth in this Agreement.

I.  THE MERGER

Section 1.1.       Merger.  Upon the terms and subject to the conditions set forth in this Agreement and the Bank Merger Agreement in the form attached hereto as Exhibit A, at the Effective Time (as defined in Section 7.2), Bay Bank shall be merged with and into Trustmark Bank under the Articles of Association of Trustmark Bank.  As a result of and as part of the Merger, at the Effective Time each of the issued and outstanding shares of Bay Bank Stock shall be cancelled and retired and shall cease to exist.

Section 1.2.      Articles of Association, Bylaws and Facilities After Merger.

(a)              At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Incorporation and Bylaws of Trustmark shall be the Articles of Incorporation and Bylaws of Trustmark (the “Trustmark Governance Documents”).

(b)              At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Association and Bylaws of Trustmark Bank  shall be the Articles of Association and Bylaws of Surviving Bank (the “Trustmark Bank Governance Documents”).

(c)              Unless and until changed by the Board of Directors of Trustmark Bank, the main office of Surviving Bank shall be the main office of Trustmark Bank as of the Effective Time.  The established offices and facilities of Bay Bank immediately prior to the Merger shall become established offices and facilities of Surviving Bank.

(d)              Until thereafter changed in accordance with law or the Trustmark Bank Governance Documents, all corporate acts, plans, policies, contracts, approvals, and authorizations of Bay Bank and Trustmark Bank and their respective shareholders, Boards of Directors, committees elected or appointed thereby, officers, and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals, and authorizations of Surviving Bank and shall be as effective and binding thereon as the same were with respect to Bay Bank and Trustmark Bank, respectively, as of the Effective Time.

Section 1.3.       Effect of Merger.

(a)              At the Effective Time, the corporate existence of Bay Bank and Trustmark Bank shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Surviving Bank, and Surviving Bank shall be deemed to be a continuation in entity and identity of Bay Bank and Trustmark Bank.  All assets, rights, franchises, and interests of Bay Bank, as they exist on the Effective Date, shall pass to and vest in Surviving Bank by virtue of the Merger without any conveyance or transfer.  Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interest, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, transfer agent, or registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates and lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Bay Bank and Trustmark Bank, respectively, as of the Effective Time.

(b)              The Board of Directors of Surviving Bank shall be the Board of Directors of Trustmark Bank at the Effective Time, each of whom shall serve until their successors are duly elected and qualified.  The executive officers of Surviving Bank shall be the executive officers of Trustmark Bank at the Effective Time.

Section 1.4.       Liabilities of Surviving Bank.  At the Effective Time, Surviving Bank shall be liable for all liabilities of Bay Bank and Trustmark Bank.  All deposits, debts, liabilities, obligations, and contracts of Bay Bank and of Trustmark Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of Bay Bank or Trustmark Bank, as the case may be, shall be those of Surviving Bank and shall not be released or impaired by the Merger.  All rights of creditors and other obligees and all liens on property of either Bay Bank or Trustmark Bank shall be preserved unimpaired subsequent to the Merger.

Section 1.5.       Merger Consideration.

(a)              Subject to the terms and conditions of this Agreement, as a result of and as part of the Merger and without any action on the part of the holder thereof, at the Effective Time all of the issued and outstanding Bay Bank Stock of the record holders thereof (each a “Record Holder”) as of the date of the Bay Bank special shareholders’ meeting called to vote on the Merger (the “Record Date”) shall be automatically converted into and represent the right to receive a combination of cash and newly issued, registered shares of common stock, no par value, of Trustmark (“Trustmark Common Stock”), other than Dissenting Shares (as defined in Section 1.6).  The “Merger Consideration” for the Bay Bank Stock shall be a total of $10 million in cash (the “Cash Consideration”) and $12 million in Trustmark Common Stock (the “Stock Consideration”). The combination of the Cash Consideration and the Stock Consideration to be paid to each Record Holder shall be calculated as follows:

   (i)           cash in an amount equal to $12.78 per share of Bay Bank Stock owned by a Record Holder; and

   (ii)           shares of Trustmark Common Stock in an amount equal to the product of the Exchange Ratio multiplied by the number of shares of Bay Bank Stock owned by a Record Holder, subject to a maximum number of shares of Trustmark Common Stock that may be issued as described below in Section 1.5(b).

The “Exchange Ratio” shall be a floating exchange ratio determined by dividing the Stock Consideration by the Average Closing Price, and then dividing such quotient by the total number of issued and outstanding shares of Bay Bank Stock on the Closing Date. The “Average Closing Price” shall mean the average closing bid/asked market price (computed on the basis of the last trade of the day) of Trustmark Common Stock as reported on The NASDAQ Global Select Market for the ten (10) consecutive Trading Days preceding the three (3) Trading Days prior to the Closing Date (the “Determination Date”).  A “Trading Day” means any day on which The NASDAQ Global Select Market is open for trading.

(b)              Notwithstanding the foregoing in this Section 1.5, if the Average Closing Price is less than $17.60, the Exchange Ratio shall be fixed at .8711 shares of Trustmark Common Stock for each share of Bay Bank Stock owned by each Record Holder for a maximum number of 681,818 shares of Trustmark Common Stock to be issued as the Stock Consideration and Trustmark shall supplement the payment due to each Record Holder in such amount of cash (the “Supplemental Cash Payment”) whereby the sum of the (x) total Supplemental Cash Payments to all Record Holders and (y) Stock Consideration will equal $12 Million.

Section 1.6.       Dissenting Shares.  Each share of Bay Bank Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger within the time and in the manner provided in, and which are defined as “dissenter shares” by, Title XXXVIII, Chapter 658, Section 658.44 of the Florida Financial Codes and, to the extent applicable, the Florida Business Corporation Act (the “Dissenter Statute”), is referred to herein as a “Dissenting Share”.  Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 1.5 and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the Dissenter Statute, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the Dissenter Statute.  If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon.

Section 1.7.       Distribution of Trustmark Common Stock and Cash.

(a)              Promptly after the special shareholders’ meeting to vote on the Merger, but in no event later than seven (7) days prior to the Closing Date, Bay Bank shall deliver to Trustmark a list of the Record Holders certified by the Secretary of Bay Bank, which list shall include each Record Holder’s name, address, the number of shares of Bay Bank Stock owned, and whether the Record Holder voted to approve the Merger or dissented from the Merger. To the extent applicable, Bay Bank shall update such list of Record Holders as of the Closing Date (as defined in Section 7.1).  Promptly following the Effective Time, Trustmark shall send to the Record Holders transmittal materials for use in exchanging their shares of Bay Bank Stock for the Merger Consideration.  Bay Bank shall be entitled to review the transmittal materials before they are sent to the Bay Bank shareholders.  Trustmark shall thereafter promptly pay the Merger Consideration to the Record Holders who have properly submitted transmittal materials and surrendered their Bay Bank Stock certificates to Trustmark.  The Stock Consideration shall be issued in uncertificated shares of Trustmark Common Stock represented by book-entry form.  Unless and until the Bay Bank Stock certificates are properly surrendered, a Record Holder shall not be entitled to receive his percentage share or the Merger Consideration to which he is entitled (or any dividends payable with respect to his Stock Consideration).  Upon the proper surrender of Bay Bank Stock certificates, a Record Holder shall be paid his respective percentage of the Merger Consideration (and dividends without interest) to which he is entitled.

(b)              A Record Holder shall be entitled to vote after the Effective Time at any meeting of Trustmark’s shareholders the number of shares of Trustmark Common Stock into which his Bay Bank Stock is converted only after a Record Holder has surrendered his Bay Bank Stock certificates in exchange therefor.

(c)              Fourteen calendar days prior to the Closing Date, the stock transfer ledger of Bay Bank shall be closed and there shall be no transfers on the stock transfer books of Bay Bank of the Bay Bank Stock which were outstanding immediately prior to the Closing Date.  If, after the Closing Date, Bay Bank Stock certificates are presented to Trustmark, they shall be promptly exchanged as provided in this Section.

(d)              If any certificate representing shares of Trustmark Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Trustmark) for transfer, and that the person requesting such exchange shall pay to Trustmark in advance any transfer or other Taxes (as defined below in Section 2.12) required by reason of the issuance of a certificate representing shares of Trustmark Common Stock in any name other than that of the registered holder of the certificate surrendered, or required for any other reason, or shall establish to the satisfaction of Trustmark that such Tax has been paid or not payable.

(e)              Neither Trustmark, Trustmark Bank, Bay Bank, nor any other person shall be liable to any Record Holder for any Trustmark Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

Section 1.8.       Fractional Shares.  No fractional shares of Trustmark Common Stock shall be issued upon the surrender for exchange of Bay Bank Stock certificates.  In lieu of any such fractional share, each Record Holder who would otherwise be entitled to a fractional share of Trustmark Common Stock will be paid cash upon the proper surrender of all the Bay Bank Stock certificates held by such holder in the amount equal to the product of $15.33 multiplied by the fractional share amount.

Section 1.9.      Calculations and Adjustments.  If, between the date of this Agreement and the Effective Time, shares of Trustmark Common Stock shall be changed into a different number of shares or shares of a different class by reason of any reclassification, recapitalization, stock split, or stock dividend with a record date within said period, the number of shares of Trustmark Common Stock to be issued and delivered upon the consummation of the Merger as provided in this Agreement shall be appropriately and proportionately adjusted so that the number of such shares that will be issued and delivered as a result of the Merger will equal the number of shares of Trustmark Common Stock that holders of shares of Bay Bank Stock would have received had the record date for such reclassification, recapitalization, stock split, or stock dividend been immediately following the Effective Time.

Section 1.10.     Lost or Destroyed Certificates. Any person whose Bay Bank Stock certificates shall have been lost or destroyed may nevertheless obtain the shares of Trustmark Common Stock and/or cash to which such Record Holder is entitled as a result of the Merger if such Record Holder provides Trustmark with a statement certifying such loss or destruction and an indemnity satisfactory to Trustmark sufficient to indemnify Trustmark against any loss or expense that may occur as a result of such lost or destroyed certificate being thereafter presented to Trustmark for exchange.

Section 1.11.     Ratification by Shareholders.  This Agreement shall be submitted to the shareholders of Bay Bank in accordance with applicable provisions of law and the respective Articles of Incorporation and Bylaws of Bay Bank (the “Bay Bank Governance Documents”). Bay Bank and Trustmark shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers, and certificates with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of the Comptroller of the Currency (the “OCC”), and the Florida Office of Financial Regulation, Division of Financial Institutions (the “Florida Division”).

Section 1.12.     Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder.

II.    REPRESENTATIONS AND WARRANTIES OF BAY BANK

Bay Bank makes the following representations and warranties, each of which is being relied on by Trustmark and Trustmark Bank, which representations and warranties shall, individually and in the aggregate, be true and correct in all respects on the date of this Agreement and on the Closing Date (except that all representations and warranties made as of a specific date shall be true and correct as of such date).

Prior to the date of this Agreement, Bay Bank has delivered to Trustmark a number of Schedules setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof, or as an exception to one or more representations or warranties or covenants contained herein; provided, that the mere inclusion of an item in a Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by either party that such item was required to be disclosed therein.  Bay Bank agrees that, two (2) days prior to Closing (as defined in Section 7.1), it shall provide Trustmark with supplemental Schedules reflecting any changes in the information which has occurred in the period from the date of delivery of such Schedules to the date two (2) days prior to Closing.

2.1	Organization.

(a)              Bay Bank is a Florida banking corporation duly organized, validly existing and in good standing under the laws of the State of Florida.  Bay Bank has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to (i) conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial, and real estate loans, installment credits, collections, trust powers and safe deposit facilities subject to the supervision of the Florida Division and the Federal Deposit Insurance Corporation (“FDIC”), and (ii) own, lease, and operate its properties.

(b)              Schedule 2.1(b) contains true and complete copies of the Bay Bank Governance Documents, as amended to date.

(c)               Except as disclosed on Schedule 2.1(c), Bay Bank (i) does not have any Subsidiaries or Affiliates, (ii) is not a general partner or material owner in any joint venture, general partnership, limited partnership, trust, or other non-corporate entity, and (iii) does not know of any arrangement pursuant to which the equity or ownership interests of any entity is or has been held in trust (whether express, constructive, resulting, or otherwise) for the benefit of all shareholders of Bay Bank.

(d)              The deposit accounts of Bay Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owning as of the date hereof required in connection therewith have been paid by Bay Bank.

Section 2.2.       Capitalization.  The authorized capital stock of Bay Bank consists of 3,000,000 shares of Bay Bank common stock, $5.00 par value, of which 782,688 shares are issued and outstanding.  All of the issued and outstanding shares of Bay Bank Stock are validly issued, fully paid, and nonassessable, and they have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.  There are no existing options, warrants, calls, convertible securities, or commitments of any kind obligating Bay Bank to issue any authorized and unissued Bay Bank Stock nor does Bay Bank have any outstanding commitment or obligation to repurchase, reacquire, or redeem any of its outstanding capital stock.  To Bay Bank’s best knowledge, there are no voting trusts, voting agreements, buy-sell agreements, or other similar arrangements affecting the Bay Bank Stock.

Section 2.3.       Approvals; Authority.

(a)               Bay Bank has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Bay Bank has full legal capacity, power, and authority to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein.

(b)              The Board of Directors of Bay Bank has approved this Agreement and the transactions contemplated herein, subject to the approval thereof by the shareholders of Bay Bank as required by law, and, other than such shareholder approval, no further corporate proceedings of Bay Bank are needed to execute and deliver this Agreement and consummate the Merger.  This Agreement has been duly executed and delivered by Bay Bank and is a duly authorized, valid, and legally binding agreement of Bay Bank enforceable against Bay Bank in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 2.4.       Investments.  Bay Bank has furnished to Trustmark a complete list, as of September 30, 2011, of all securities, including municipal bonds, owned by Bay Bank (the “Securities Portfolio”).  Except as set forth in Schedule 2.4, all such securities are owned by Bay Bank (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges, and encumbrances.  Schedule 2.4 also discloses any entities in which the ownership interest in the Securities Portfolio of Bay Bank equals 5% or more of the issued and outstanding voting securities of the issuer thereof.  There are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 2.5.       Financial Statements.

(a)               Bay Bank has furnished or made available to Trustmark true and complete copies of its audited financial statements as of December 31, 2010, 2009, and 2008, its unaudited financial statements for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, and its call reports as of and for the year ended December 31, 2010, and as of and for the quarter ended September 30, 2011.  The audited financial statements, unaudited financial statements, and call reports referred to in this Section 2.5 are collectively referred to in this Agreement as the “Bay Bank Financial Statements”.

(b)              Each of the Bay Bank Financial Statements fairly presents the financial position of Bay Bank and the results of its operations at the dates and for the periods indicated in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis.

(c)              As of the dates of the Bay Bank Financial Statements referred to above, Bay Bank did not have any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Bay Bank Financial Statements or otherwise disclosed in this Agreement.  Since December 31, 2010, there have been no material changes in the financial condition, assets, liabilities, or business of Bay Bank, other than changes fully shown and provided for in the Bay Bank Financial Statements or changes made in the ordinary course of business, which individually or in the aggregate have not had a Material Adverse Effect (as defined in Section 12.1(d)) on the Condition (as defined in Section 12.1(b)) of Bay Bank.

Section 2.6.       Loan Portfolio.  The following have been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations:

(a)              all evidences of indebtedness reflected as assets in the Bay Bank Financial Statements as of and for the period ended September 30, 2011, were as of such date in all material respects the binding obligations of the respective obligors named therein in accordance with their respective terms;

(b)              the allowance for loan losses shown on the Bay Bank Financial Statements as of and for the period ended September 30, 2011, was, and the allowance for loan losses to be shown on the Bay Bank Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of Bay Bank, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Bay Bank and other extensions of credit (including letters of credit or commitments to make loans or extend credit); and

(c)              the allowance for loan losses described in clause (b) above;

provided, however, that Bay Bank makes no representation or warranty as to the sufficiency of collateral securing or the collectability of such loans.

Section 2.7.       Certain Loans and Related Matters.

(a)              Except as set forth in Schedule 2.7(a), Bay Bank is not a party to any written or oral loan agreement, note, or borrowing arrangement:

   (i)           under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof;

  (ii)           which has been classified or, in the exercise of reasonable diligence by Bay Bank, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons;

   (iii)         including any loan guaranty, with any director or executive officer of Bay Bank, or any 10% or more shareholder of Bay Bank, or any person, corporation, or enterprise controlling, controlled by, or under common control with any of the foregoing; or

   (iv)        in violation of any law, regulation, or rule applicable to Bay Bank including, but not limited to, those promulgated, interpreted, or enforced by any regulatory agency with supervisory jurisdiction over Bay Bank and which violation could have a Material Adverse Effect on the Condition of Bay Bank.

(b)              Schedule 2.7(b) contains the “watch list of loans” of Bay Bank (the “Watch List”) as of September 30, 2011.  Except as set forth in Schedule 2.7(b), to the knowledge of Bay Bank, there is no loan agreement, note, or borrowing arrangement which should be included on the Watch List in accordance with Bay Bank’s current practices and prudent banking principles.

Section 2.8.       Real Property Owned or Leased.

(a)               Other than real property acquired through foreclosure or deed in lieu of foreclosure, Schedule 2.8(a) contains a true, correct, and complete list of all real property owned or leased by Bay Bank (the “Bay Bank Real Property”).  True and complete copies of all deeds, leases, and title insurance policies for, or other documentation evidencing ownership of, the Bay Bank Real Property and all mortgages, deeds of trust, and security agreements to which the Bay Bank Real Property is subject have been furnished or made available to Trustmark.

(b)              No lease with respect to any Bay Bank Real Property and no deed with respect to any Bay Bank Real Property contains any restrictive covenant that materially restricts the use, transferability, or value of such Bay Bank Real Property. Each of such leases is a legal, valid, and binding obligation enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing defaults by Bay Bank or, to Bay Bank’s best knowledge, the other party thereunder and there are no allegations or assertions of such by any party under such agreement or any events that with notice, lapse of time, or the happening or occurrence of any other event would constitute a default thereunder.

(c)               To the knowledge of Bay Bank, none of the buildings and structures located on any Bay Bank Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Bay Bank Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Condition of Bay Bank.  No condemnation proceeding is pending or, to Bay Bank’s knowledge, threatened, which would preclude or materially impair the use of any Bay Bank Real Property in the manner in which it is currently being used.

(d)              Except as set forth in Schedule 2.8(d), Bay Bank has good and indefeasible title to, or a valid and enforceable leasehold interest in, or a contract vendee’s interest in, all Bay Bank Real Property, and such interest is free and clear of all liens, charges, or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings, and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions, and other matters of record, which do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant real property.

(e)               Except as set forth in Schedule 2.8(e), all buildings and other facilities used in the business of Bay Bank are adequately maintained and, to Bay Bank’s knowledge, are free from defects which could materially interfere with the current or future use of such facilities.

Section 2.9.       Personal Property.  Except as set forth in Schedule 2.9, Bay Bank has good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Bay Bank Personalty”), free and clear of all liens, charges, or other encumbrances, except (a) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings, and (b) such other liens, charges, encumbrances, and imperfections of title as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Bay Bank Personalty.  Subject to ordinary wear and tear, the Bay Bank Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 2.10.     Environmental Laws.

(a)              Except as set forth in Schedule 2.10(a), to the knowledge of Bay Bank, Bay Bank and any properties or business owned or operated by Bay Bank, whether or not held in a fiduciary or representative capacity, are in material compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below in this Section) and permits thereunder.

(b)              Bay Bank has not received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below in this Section) under the Environmental Laws, and they are not subject to any claim or lien under any Environmental Laws.

(c)               During the term of ownership by Bay Bank, no real estate currently owned, operated, or leased (including any property acquired by foreclosure or deeded in lieu thereof) by Bay Bank, or owned, operated or leased by Bay Bank within the ten (10) years preceding the date of this Agreement, has been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of release of any Hazardous Materials.

(d)              To the knowledge of Bay Bank:

   (i)          no asbestos was used in the construction of any portion of Bay Bank’s facilities; and

   (ii)         no real property currently owned by it is, or has been, an industrial site or landfill.  Trustmark and its consultants, agents, and representatives shall have the right to inspect Bay Bank’s assets for the purpose of conducting asbestos and other environmental surveys, provided that such inspection shall be at the expense of Trustmark and at such time as may be mutually agreed upon between Bay Bank and Trustmark.

(e)              As used in this Agreement the following terms shall have the following meanings:

   (i)           “Environmental Laws” means any applicable federal, state, or local statute, law, rule, regulation, ordinance, code, policy, or rule of common law now in effect and in each case as amended to date, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

   (ii)           “Hazardous Materials” means and includes, but is not limited to, (A) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), mold, and radon gas; (B) any chemicals, materials, waste, or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (C) any other chemical, material, waste, or substance which is in any way regulated as hazardous or toxic by any federal, state, or local government authority, agency, or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead.

Section 2.11.  Litigation and Other Proceedings.  Except as set forth in Schedule 2.11, there are no legal, quasi-judicial, regulatory, or administrative proceedings of any kind or nature now pending or, to the knowledge of Bay Bank, threatened before any court or administrative body in any manner against Bay Bank, or any of its properties or capital stock, which might have a Material Adverse Effect on the Condition of Bay Bank or the transactions proposed by this Agreement.  Bay Bank does not know of any basis on which any litigation or proceeding could be brought which could have a Material Adverse Effect on the Condition of Bay Bank or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby.  Bay Bank is not in default with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

Section 2.12.     Taxes.

(a)               Bay Bank has filed with the appropriate federal, state, and local governmental agencies all Tax Returns (as defined below in this Section) and reports required to be filed, and has paid all Taxes (as defined below in this Section) and assessments shown or claimed to be due.  The Tax Returns as filed were correct in all material respects.  Bay Bank has not executed or filed with the Internal Revenue Service (“IRS”) any agreement extending the period for assessment and collection of any federal income Tax.

(b)              Bay Bank is not a party to any action or proceeding by any governmental authority for assessment or collection of Taxes, nor has any claim for assessment or collection of Taxes been asserted against Bay Bank.

(c)              Bay Bank has not waived any statute of limitations with respect to any Tax or other assessment or levy, and all such Taxes and other assessments and levies which Bay Bank is required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper governmental authorities to the extent due and payable, or segregated and set aside for such payment and, if so segregated and set aside will be so paid by Bay Bank, as required by law.

(d)              True and complete copies of the federal income tax returns of Bay Bank as filed with the IRS for the years ended December 31, 2010, 2009, and 2008 have been delivered or made available to Trustmark.

(e)              For purposes of this Agreement:

   (i)           the terms “Tax” or “Taxes” shall mean any and all taxes, charges, fees, levies, or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental (including taxes under Section 59A of the Internal Revenue Code (the “Code”)), customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated, or other taxes, assessments, or charges imposed by any federal, state, local, or foreign governmental entity and any interest, penalties, or additions to tax attributable thereto; and

   (ii)           the term “Tax Return” shall mean any return, declaration, report, form, or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Tax.

Section 2.13.     Contracts and Commitments.

(a)               Schedule 2.13 contains a schedule of all contracts to which Bay Bank is a party that cannot be terminated by Bay Bank on less than sixty (60) days’ notice without payment of any amount on account of such termination.  Except as set forth in Schedule 2.13, Bay Bank is not a party to or bound by any of the following (whether written or oral, express or implied):

   (i)          employment contract or severance arrangement (including, without limitation, any collective bargaining contract or union agreement or agreement with an independent consultant) which is not terminable by Bay Bank on less than sixty (60) days’ notice without payment of any amount on account of such termination;

   (ii)         bonus, stock option, or other employee benefit arrangement, other than any deferred compensation arrangement disclosed in Schedule 2.20 or any profit-sharing, pension, or retirement plan or welfare plan disclosed in Schedule 2.19(a);

   (iii)        material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

   (iv)        contract or commitment for capital expenditures;

   (v)         material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than one hundred twenty (120) days’ from the date of this Agreement;

   (vi)        contract or option to purchase or sell any real or personal property made in the ordinary course of business;

   (vii)       contract, agreement, or letter with respect to the management or operations of Bay Bank imposed by any bank regulatory authority having supervisory jurisdiction over Bay Bank;

   (viii)      agreement, contract, or indenture related to the borrowing by Bay Bank of money other than those entered into in the ordinary course of business;

   (ix)        guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase, or resale agreements, letters of credit and guaranties made in the ordinary course of business;

   (x)         agreement with or extension of credit to any executive officer or director of Bay Bank or holder of more than ten percent (10%) of the issued and outstanding Bay Bank Stock, or any affiliate of such person, which is not on substantially the same terms (including, without limitation, in the case of lending transactions, interest rates and collateral) as, and following credit underwriting practices that are not less stringent than, those prevailing at the time for comparable transactions with unrelated parties or which involve more than the normal risk of collectability or other unfavorable features;

   (xi)        contract or commitment to sell all or substantially all of the assets of Bay Bank; or

   (xii)       contracts, other than the foregoing, with annual payments aggregating $25,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement, in any schedule attached hereto, or in any document delivered, referred to or described in writing by Bay Bank to Trustmark.

(b)              To its knowledge, Bay Bank has in all material respects performed all material obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party could result in default under, any material indenture, mortgage, contract, lease, or other agreement to which Bay Bank is a party or by which Bay Bank is bound or under any provision of the Bay Bank Governance Documents.

Section 2.14.     Insurance.  A true and complete list of all insurance policies owned or held by or on behalf of Bay Bank (other than credit-life policies), including policy numbers, retention levels, insurance carriers, and effective and termination dates, is set forth in Schedule 2.14.  Such policies are in full force and effect and contain only standard cancellation or termination clauses.  In the judgment of the Board of Directors of Bay Bank, such insurance policies in respect of amounts, types, and risks insured are adequate to insure against risks to which Bay Bank and its assets are normally exposed in the operation of its business, subject to customary deductibles and policy limits.

Section 2.15.     No Conflict With Other Instruments.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

(a)              conflict with or violate any provision of the Bay Bank Governance Documents; or

(b)              assuming all required shareholder and regulatory approvals and consents are duly obtained, will not:

   (i)          violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Bay Bank or any of its properties or assets, or

   (ii)         violate, conflict with, result in a breach of any provision of, or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Trustmark (to the knowledge of Bay Bank) or Bay Bank to become subject to or liable for the payment of any Tax, or result in the creation of any lien, charge, or encumbrance upon any of the properties or assets of Bay Bank under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument, or obligation to which Bay Bank is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches, or defaults, which, either individually or in the aggregate, will not have a Material Adverse Effect on the Condition of Bay Bank.

Section 2.16.     Compliance with Laws and Regulatory Filings.  Bay Bank is in material compliance with all applicable federal, state, and local laws, rules, regulations, and orders applicable to it.  Except for shareholder approval and approvals or consents by regulatory authorities having jurisdiction over Bay Bank, no prior consent, approval, or authorization of, or declaration, filing or registration with, any person or regulatory authority is required of Bay Bank in connection with the execution, delivery, and performance by Bay Bank of this Agreement and the transactions contemplated hereby, or the resulting change of control of Bay Bank, except for certain instruments necessary to consummate the Merger contemplated hereby.  To the date hereof, Bay Bank has filed all reports, registrations, and statements, together with any amendments required to be made thereto, that are required to be filed with the Florida Division or any other regulatory authority having jurisdiction over Bay Bank, and such reports, registrations, and statements are, to the knowledge of Bay Bank, true and correct in all material respects.

Section 2.17.     Absence of Certain Changes.  Except as set forth in Schedule 2.17, since December 31, 2010,  Bay Bank has not:

(a)               issued or sold any of its capital stock or corporate debt obligations;

(b)              declared or set aside or paid any dividend or made any other distribution (whether in cash, stock or property) in respect of or, directly or indirectly, purchased, redeemed, or otherwise acquired any shares of Bay Bank Stock;

(c)               incurred any obligations or liabilities (fixed or contingent), except obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged, or subjected any of its assets to a lien or encumbrance (other than in the ordinary course of business and other than statutory liens not yet delinquent);

(d)              discharged or satisfied any lien or encumbrance or paid any obligation or liability (fixed or contingent), other than accruals, accounts, and notes payable included in the Bay Bank Financial Statements, accruals, accounts, and notes payable incurred since December 31, 2010, in the ordinary course of business, and accruals, accounts, and notes payable incurred in connection with the transactions contemplated by this Agreement;

(e)              sold, exchanged, or otherwise disposed of any of its capital assets other than in the ordinary course of business;

(f)               other than in accordance with past practices, made any general or individual wage or salary increase (including increases in directors’ or consultants’ fees), paid any bonus, granted or paid any perquisites such as automobile allowances, club memberships, or dues or other similar benefits, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or severance or termination pay to any present or former officer or salaried employee, or instituted any employee welfare, retirement, or similar plan or arrangement;

(g)              suffered any physical damage, destruction, or casualty loss, whether or not covered by insurance;

(h)              made any or acquiesced with any change in accounting methods, principles, and practices, except as may be required by GAAP;

(i)               excluding loan commitments made and certificates of deposit issued, entered into any contract, agreement, or commitment which obligates Bay Bank for an amount in excess of $25,000 over the term of any such contract, agreement, or commitment;

(j)               except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, properties, or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties, or rights; or

(k)               incurred any change or any event involving a prospective change in the Condition of Bay Bank which has had, or is reasonably likely to have, a Material Adverse Effect on the Condition of Bay Bank, including, without limitation, any change in the administrative or supervisory standing or rating of Bay Bank with any regulatory agency having jurisdiction over Bay Bank, and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future.

Section 2.18.     Employment Relations.  The relations of Bay Bank with its employees are satisfactory, and Bay Bank has not received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees.  Bay Bank has materially complied with all laws relating to the employment of labor with respect to its employees, including any provisions thereof relating to wages, hours, collective bargaining, and the payment of workers’ compensation insurance and social security and similar taxes, and no person has asserted that Bay Bank is liable for any arrearages of wages, workers’ compensation insurance premiums, or any taxes or penalties for failure to comply with any of the foregoing.

Section 2.19      Employee Benefit Plans.

(a)               Schedule 2.19(a) lists all employee benefit plans or agreements providing benefits to any employees or former employees of Bay Bank that are sponsored or maintained by Bay Bank to which Bay Bank contributes or is obligated to contribute on behalf of employees or former employees of Bay Bank, including, without limitation, any employee benefit plan within the meaning of Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA, or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control, or fringe benefit plan.  Except as set forth in Schedule 2.19(a), all employee benefit plans maintained by Bay Bank are in material compliance with the provisions of ERISA and the applicable provisions of the Code.

(b)              No employee benefit plans of Bay Bank (the “Bay Bank Plans”) are subject to Title IV of ERISA or are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”).  Bay Bank has not, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan, and Bay Bank has not incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full.

(c)              To the knowledge of Bay Bank, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred that could result in liability to Bay Bank.  Bay Bank’s 401(k) Plan has been determined to be “qualified” within the meaning of Section 401(a) of the Code and Bay Bank knows of no fact which would adversely affect the qualified status of such plan.  Schedule 2.19(c) contains copies of the most recent determination letters issued by the IRS with respect to such Bay Bank Plans.

(d)              There does not now exist, nor, to the best knowledge of Bay Bank, do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of Bay Bank now or following the Closing.  “Controlled Group Liability” means (i) any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations; (ii) with respect to any Bay Bank Plan any other material liability under Title I of ERISA or Chapter 43 or 68 of the Code; and (iii) material unfunded liabilities under any non-qualified deferred compensation plan for the benefit of any employee or former employee of Bay Bank.

Section 2.20.     Deferred Compensation Arrangements.  Schedule 2.20 contains a list of all deferred compensation arrangements of Bay Bank, if any, including the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized.

Section 2.21.     Brokers, Finders and Financial Advisors.  Neither Bay Bank, nor any of its officers, directors, or employees, have employed any broker, finder, or financial advisor or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with this Agreement and the transactions contemplated herein.

Section 2.22.     Derivative Contracts.  Bay Bank is not a party to nor has it agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract or agreement, or any other contract or agreement not included in the Bay Bank Financial Statements which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”).

Section 2.23.     Deposits.  To the knowledge of Bay Bank, none of the deposits of Bay Bank is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint, or other legal process (other than garnishments, pledges, set off rights, escrow limitations, and similar actions taken in the ordinary course of business).

Section 2.24.     Accounting Controls.  To its knowledge, Bay Bank has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that:

(a)              all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Bay Bank;

(b)              all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, with respect to institutions such as Bay Bank or other criteria applicable to such financial statements, and to maintain proper accountability for items therein; and

(c)              access to the material properties and assets of Bay Bank is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Bay Bank.

Section 2.25.     Community Reinvestment Act.  Bay Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. § 2901 et seq.) (“CRA”) and all regulations promulgated thereunder, and Bay Bank has supplied Trustmark with copies of Bay Bank’s current CRA Statement, all support papers therefor, all letters and written comments received by Bay Bank since January 1, 2008 pertaining thereto, and any responses by Bay Bank to such comments.  Bay Bank has a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the OCC or any other governmental regulatory entity may seek to restrain, delay, or prohibit the transactions contemplated hereby as a result of any act or omission of Bay Bank under the CRA.

Section 2.26.     Intellectual Property Rights.  Schedule 2.26 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names, and registered copyrights presently owned or held by Bay Bank or used under license by it in the conduct of its business (the “Intellectual Property”).  Bay Bank owns or has the right to use and continue to use the Intellectual Property in the operation of its business.  Other than as set forth in Schedule 2.26, Bay Bank is not, to its knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing, or trade name owned or otherwise held by any other party, and Bay Bank has not, to its knowledge, used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.  No Intellectual Property will be adversely affected as a result of the Merger.

Section 2.27.     Bank Secrecy Act; USA PATRIOT Act.  Other than as set forth in Schedule 2.27, Bay Bank has neither had nor suspected any incidents of fraud or defalcation during the last two (2) years.  Bay Bank is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers).  In addition, Bay Bank is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation (OFAC), Bank Protection Act, and all applicable Financial Crimes Enforcement Network (FinCEN) requirements, and all other related laws.

Section 2.28.     Shareholders’ List.  Bay Bank has provided or made available to Trustmark as of a date within ten (10) days of the date of this Agreement a list of the holders of shares of Bay Bank Stock containing the names, addresses, and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated prior to Closing.

Section 2.29.     Vote Required.  The affirmative vote of the holders of two thirds (2/3) of the outstanding Bay Bank Stock as required by Section 215a(a)(2) of the National Bank Act, 12 USC 215a(2)(a), is the only vote required of the shareholders of Bay Bank necessary to approve the Merger and the related transactions contemplated thereby.

Section 2.30.     Full Disclosure. This Agreement, the Schedules, and all information provided to Trustmark in writing pursuant to this Agreement does not contain any untrue statements of material fact, and Bay Bank has not omitted to disclose to Trustmark any material fact known to Bay Bank, concerning the financial condition, properties, or prospects of Bay Bank.

Section 2.31.     Disclosure Documents.  With respect to information supplied or to be supplied by Bay Bank for inclusion in the Proxy Statement (as defined below in Section 5.2) and the registration statement to be filed with the Securities and Exchange Commission (“SEC”) by Trustmark for the registration of the shares of Trustmark Common Stock to be issued in connection with the Merger (the “Registration Statement”):

(a)              the Proxy Statement, at the time of the mailing thereof to shareholders of Bay Bank and at the time of the special meeting of Bay Bank’s shareholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and

(b)              the Registration Statement, at the time it becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 2.32.     Trust Business.  Bay Bank has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governance documents and applicable laws and regulations, except for instances of noncompliance that have not had a Material Adverse Effect on Bay Bank.

III.  REPRESENTATIONS AND WARRANTIES OF TRUSTMARK

Trustmark, for itself and Trustmark National Bank, makes the following representations and warranties to Bay Bank, which representations and warranties shall, individually and in the aggregate, be true and correct in all respects upon the date of this Agreement and on the Closing Date (except that all representations and warranties made as of a specific date shall be true and correct as of such date).

Section 3.1.       Organization.  Trustmark is a corporation duly organized, validly existing, and in good standing under the laws of the State of Mississippi and a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, subject to all laws, rules, and regulations applicable to bank holding companies. Trustmark owns 100% of the issued and outstanding capital stock of  Trustmark Bank.  Trustmark Bank is a national banking association duly organized, validly existing, and in good standing under the laws of the United States.  Trustmark Bank is an insured bank as defined in the Federal Deposit Insurance Act.  Trustmark and Trustmark Bank have full power and authority (including all licenses, franchises, permits, and other governmental authorizations which are legally required) to own their properties, to engage in the business and activities now conducted by them, and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Condition of Trustmark and Trustmark Bank, considered as a consolidated whole.

Section 3.2.       Capitalization.

(a)               The authorized capital stock of Trustmark consists of (i) 250,000,000 shares of Trustmark Common Stock, no par value, of which 64,119,235 are issued and outstanding as of September 30, 2011, and of which 5,014,567 are reserved for issuance upon the exercise of stock options and restricted share grants, and (ii) 20,000,000 shares of Trustmark preferred stock, no par value, of which none is issued and outstanding as of September 30, 2011.

(b)              All of the issued and outstanding shares of Trustmark Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.  The shares of Trustmark Common Stock to be issued to Bay Bank shareholders pursuant to the provisions of this Agreement have been duly authorized, will be validly issued, fully paid, and nonassessable, and will not be issued in violation of the preemptive rights of any person.  There are no voting trusts, voting agreements, or other similar arrangements affecting the Trustmark Common Stock.

(c)               The authorized capital stock of Trustmark Bank consists of 2,677,955 shares of Trustmark Bank common stock, $5.00 par value, 2,677,955 of which are issued and outstanding.

Section 3.3.       Approvals; Authority.

(a)               Trustmark and Trustmark Bank have full corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder, and to consummate the transactions contemplated hereby.

(b)              The Boards of Directors of Trustmark and Trustmark Bank have approved this Agreement and the transactions contemplated herein subject to any approval thereof by the shareholders of Trustmark as required by law, and no further corporate proceeding of Trustmark or Trustmark Bank is needed to execute and deliver this Agreement and consummate the Merger.  This Agreement has been duly executed and delivered by Trustmark and is a duly authorized, valid, and legally binding agreement of Trustmark enforceable against Trustmark in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 3.4.       No Conflict With Other Instruments.  The execution, delivery, and performance of this Agreement, or the consummation of the transactions contemplated hereby, will not:

(a)              violate any provision of the Trustmark Governance Documents;

(b)              assuming all required shareholder and regulatory consents and approvals are duly obtained,

    (i)         violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Trustmark or any of its properties or assets, or

   (ii)         violate, conflict with, result in a breach of any provision of, or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Trustmark or Trustmark Bank to become subject to or liable for the payment of any Tax, or result in the creation of any lien, charge, or encumbrance upon any of the properties or assets of Trustmark under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument, or obligation to which Trustmark is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches, or defaults which either individually or in the aggregate will not have a Material Adverse Effect on the Condition of Trustmark.

Section 3.5.       Financial Statements.

(a)               Trustmark has furnished or made available to Bay Bank true and complete copies of its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Annual Report”), as filed with the SEC, which contains Trustmark’s audited balance sheets as of December 31, 2010, and 2009, and the related statements of income and statements of changes in shareholders’ equity and cash flow for the years ended December 31, 2010, 2009, and 2008.  Trustmark shall make available to Bay Bank its quarterly reports on Form 10-Q as filed with the SEC for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.  The financial statements referred to above included in the Annual Report and the three reports on Form 10-Q are referred to herein as the “Trustmark Financial Statements.”

(b)               The Trustmark Financial Statements fairly present the financial position and results of operation of Trustmark at the dates and for the periods indicated in conformity with GAAP, applied on a consistent basis.

(c)               Since December 31, 2010, Trustmark has not had any obligations or liabilities, fixed or contingent, which are material and are not fully shown or provided for in the Trustmark Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to Bay Bank.  Since December 31, 2010, there have been no material changes in the financial condition, assets, liabilities, or business of Trustmark, other than changes in the ordinary course of business, which individually or in the aggregate have not had a Material Adverse Effect on the Condition of Trustmark.

Section 3.6.       Securities and Exchange Commission Reporting Obligations.  Since January 1, 2008, Trustmark has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As of their respective dates, each of such reports and statements (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules, and regulations enforced or promulgated by the SEC, and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.7.       Trustmark Employee Benefit Plans.  The employee benefits plans and health and welfare benefit plans (referred to collectively herein as the “Trustmark Plans”) in effect at Trustmark and its Subsidiaries have all been operated in all material respects in compliance with ERISA, since ERISA became applicable with respect thereto.  None of the Trustmark Plans nor any of their respective related trusts have been terminated (except the termination of any Trustmark Plan which is in compliance with the requirements of ERISA and which will not result in any additional liability to Trustmark), and there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, required to be reported since the effective date of ERISA which has not been reported, and none of such Trustmark Plans nor their respective related trusts have incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA (whether or not waived), since the effective date of ERISA.  The Trustmark Plans are the only employee benefit plans covering employees of Trustmark and its Subsidiaries.  Trustmark and its Subsidiaries will not have any material liabilities with respect to employee benefits, whether vested or unvested, as of the Closing Date for any of their employees other than under the Trustmark Plans, and as of the date hereof the actuarial present value of the Trustmark Plan assets of each Trustmark Plan is not less (and as of the Effective Time of the Merger such present value will not be less) than the present value of all benefits payable or to be payable thereunder.

Section 3.8.       Regulatory Approvals.  Trustmark has no reason to believe that it will not be able to obtain all requisite regulatory approvals necessary to consummate the transactions set forth in this Agreement without unnecessary delay.

Section 3.9.       Taxes.  Since January 1, 2008, Trustmark and its Subsidiaries have filed with the appropriate federal, state, and local governmental authorities all material Tax Returns and reports required to be filed, and have paid all Taxes and assessments shown to be due and payable thereon.  At the time of filing, all such Tax Returns were correct in all material respects. Neither Trustmark nor any of its Subsidiaries has executed or filed with the IRS any agreement extending the period for assessment and collection of any federal income Tax.  Neither Trustmark nor any Subsidiary is a party to any pending action or proceeding by any governmental authority for assessment or collection of Taxes, nor has any written claim for assessment or collection of Taxes been asserted against Trustmark or any Subsidiary.  All Taxes which Trustmark or any Subsidiary is or was required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper authorities to the extent due and payable, or segregated and set aside for such payment, and, if so segregated and set aside, will be so paid by Trustmark or any Subsidiary, as required by applicable law.

Section 3.10.     Insurance. Trustmark currently maintains insurance in amounts reasonably necessary for its operations.  In the judgment of the Board of Directors of Trustmark, such insurance policies in respect of amounts, types, and risks insured are adequate to insure against risks to which Trustmark and its assets are normally exposed in the operation of its business, subject to customary deductibles and policy limits.  Trustmark has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Trustmark.

Section 3.11.     Laws and Regulatory Filings. Trustmark and its Subsidiaries are in material compliance with all applicable federal, state, and local laws, rules, regulations, and orders applicable to them, except where such noncompliance would not result in a Material Adverse Effect on Trustmark.  Except for approvals by regulatory authorities having supervisory jurisdiction over Trustmark and its Subsidiaries, no prior consent, approval, or authorization of, or declaration, filing, or registrations with, any person or regulatory authority is required of Trustmark and its Subsidiaries in connection with the execution, delivery, and performance by Trustmark of this Agreement and the transactions contemplated hereby. Since January 1, 2008, Trustmark and its Subsidiaries have filed all reports, registrations, and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the OCC, or any other regulatory authority having supervisory jurisdiction over Trustmark and its Subsidiaries, and such reports, registrations, and statements, as finally amended or corrected, are, to the knowledge of Trustmark and its Subsidiaries, true and correct in all material respects.

Section 3.12.     Community Reinvestment Act.  Trustmark Bank is in material compliance with the CRA and all regulations promulgated thereunder.  Trustmark Bank has a rating of “outstanding” as of its most recent CRA compliance examination and, knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination, or why the OCC or any other governmental entity may seek to restrain, delay, or prohibit the transactions contemplated hereby as a result of any act or omission of the Trustmark Bank under the CRA.

Section 3.13.     Litigation and Other Proceedings.  There are no legal, quasi-judicial, or administrative proceedings of any kind or nature now pending or, to the knowledge of Trustmark, threatened before any court or administrative body in any manner against Trustmark, or any of its properties or capital stock, which might have a Material Adverse Effect on the Condition of Trustmark or the transactions proposed by this Agreement.  Trustmark knows of no basis on which any litigation or proceeding could be brought which could have a Material Adverse Effect on the Condition of Trustmark or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby.  Trustmark is not in default with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

Section 3.14.     Brokers and Finders.  Neither Trustmark nor any of its officers, directors, or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with this Agreement.

Section 3.15.     Sarbanes-Oxley Act Compliance.  Trustmark and its Subsidiaries and any of the officers and directors of Trustmark, in their capacities as such, are in compliance, in all material respects, with the provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder by the SEC and NASDAQ.

Section 3.16.     Absence of Certain Changes.  Since December 31, 2010, (a) Trustmark and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Trustmark.

Section 3.17.     Accounting Controls.  Trustmark has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that:

(a)               all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Trustmark and Trustmark Bank;

(b)              all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, with respect to institutions such as Trustmark and Trustmark Bank or other criteria applicable to such financial statements, and to maintain proper accountability for items therein; and

(c)              Access to the material properties and assets of Trustmark and Trustmark Bank are permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Trustmark and Trustmark Bank.

Section 3.18.     Disclosure Documents.  With respect to information supplied or to be supplied by Trustmark for inclusion in the Proxy Statement and the Registration Statement:

(a)              the Proxy Statement, at the time of the mailing thereof to shareholders of Bay Bank and at the time of the special meeting of Bay Bank’s shareholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and

(b)              the Registration Statement, at the time it becomes effective under the Securities Act, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

IV.  COVENANTS OF BAY BANK

Bay Bank covenants and agrees with Trustmark as follows:

Section 4.1.       Shareholder Approval and Best Efforts.

(a)              Bay Bank shall duly take all lawful action to establish the Record Date for, duly call, give notice of, convene and hold a meeting of its shareholders (or any adjournment or postponement thereof) (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act by the SEC, but in no event later than March 31, 2012, for the purpose of considering and adopting this Agreement (the “Shareholder Approval”).  Bay Bank agrees that its obligations pursuant to this Section 4.1(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Bay Bank of any Acquisition Proposal or by any Change of Recommendation.

(b)              Subject to Section 4.5, Bay Bank shall, (i) through the Bay Bank Board, recommend to its shareholders adoption of this Agreement (the “Bay Bank Board Recommendation”), (ii) include such Bay Bank Board Recommendation in the Proxy Statement and (iii) use reasonable best efforts to obtain from its shareholders a vote approving and adopting this Agreement.

(c)              Bay Bank shall give Trustmark at least ten (10) days written notice of the intended record date for the Shareholders’ Meeting (or of any change to such previously identified record date).

(d)              If the Bay Bank shareholders approve the Merger, Bay Bank will take all reasonable action to aid and assist in the consummation of the Merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including such actions as Trustmark reasonably considers necessary, proper, or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all governmental entities having jurisdiction over the transactions contemplated by this Agreement.

Section 4.2.       Activities of Bay Bank Pending Closing.

(a)              From the date hereof to and including the Closing Date, as long as this Agreement remains in effect Bay Bank shall:

   (i)          conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

   (ii)         use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees, and agents, and preserve its relationships and goodwill with customers and advantageous business relationships; and

   (iii)        except as required by law or regulation, take no action which would adversely affect or delay the ability of Bay Bank or Trustmark to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b)               From the date hereof to and including the Closing Date, except as required by law or regulation, as long as this Agreement remains in effect or unless Trustmark otherwise consents in writing (which consent shall not be unreasonably withheld), Bay Bank shall not:

   (i)          make or agree to make or renew any loans or other extensions of credit to any borrower in excess of $100,000 (except (A) pursuant to commitments made prior to the date of this Agreement, (B) loans fully secured by a certificate of deposit at Bay Bank, and (C) renewals, extensions, and consolidations of any loans other than those loans listed in Schedule 2.7); provided, however, that in the event that Bay Bank desires to make or renew any such loan in excess of $100,000, Bay Bank shall so advise Trustmark in writing. Trustmark shall notify Bay Bank in writing within three (3) business days of receipt of such notice whether Trustmark consents to such loan or extension of credit, provided that if Trustmark fails to notify Bay Bank within such time frame, Trustmark shall be deemed to have consented to such loan or extension of credit;

   (ii)         issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, or options to acquire, or any securities convertible into, any shares of its capital stock, or declare or pay any dividend in respect of its capital stock;

   (iii)        open or close any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities, and shall otherwise consult with and seek the advice of Trustmark with respect to basic policies relating to branching, site location, and relocation;

    (iv)      enter into, amend, or terminate any agreement of the type that would be required to be disclosed in Schedule 2.13, or any other material agreement, or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with prudent banking practices;

   (v)         implement any salary increases that are not in the ordinary course of business and which are inconsistent with past practices;

   (vi)        grant any severance or termination pay (other than pursuant to Bay Bank’s policies in effect on the date hereof) to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance, or indemnification agreement with, any officer, director, employee, or agent of Bay Bank, either individually or as part of a class of similarly situated persons (other than as required or contemplated by this Agreement);

   (vii)       cause or allow any of the things listed in Section 2.17 to occur (except with respect to Section 2.17(g)), Bay Bank shall use its best efforts to not cause or allow any of the things listed therein to occur);

   (viii)      sell, transfer, convey, or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

   (ix)         foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Trustmark of a Phase I environmental review thereof;

   (x)          increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with Bay Bank’s past practices;

   (xi)        establish any new Subsidiary;

   (xii)        voluntarily make any material change in the interest rate risk profile of Bay Bank as of September 30, 2011;

   (xiii)       materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses, and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement;

   (xiv)      amend or change any provision of the Bay Bank Governance Documents;

   (xv)       make any capital expenditure which would exceed an aggregate of $25,000;

   (xvi)      excluding deposits, certificates of deposit, Federal Home Loan Bank advances and borrowings consistent with past practices, undertake any additional borrowings in excess of ninety (90) days; or

   (xvii)     modify any outstanding loan or acquire any loan participation, unless such modification is made in the ordinary course of business, consistent with past practice.

   (xviii)    make any acquisition of or investment in any person, or of all or any portion of the assets, business, deposits or properties of any other entity, by purchase of or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business); (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person, or a letter of intent, memorandum of understanding or agreement in principle with respect thereto; or (iii) other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business, make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that the regulatory approvals will be more difficult to obtain.

Section 4.3.       Access to Properties and Records.

(a)               To the extent permitted by applicable law, Bay Bank shall:

   (i)          afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of Trustmark full access to the properties, books, and records of Bay Bank in order that Trustmark may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Bay Bank;

   (ii)         furnish Trustmark with such additional financial and operating data and other information as to the business and properties of Bay Bank as Trustmark shall, from time to time, request.

(b)              As soon as practicable after they become available, Bay Bank will deliver or make available to Trustmark all call reports filed by Bay Bank with the appropriate federal regulatory authority after the date of this Agreement.  All financial statements shall be prepared in accordance with GAAP, applied on a consistent basis with previous accounting periods.

(c)              In the event of the termination of this Agreement, Trustmark will return to Bay Bank all documents and other information obtained pursuant hereto, will return or destroy any copies (including information or data stored on any electronic or other medium) and any analyses or studies based on such information and will keep confidential any information obtained pursuant to this Agreement.

Section 4.4.       Information for Regulatory Applications and SEC Filings.

(a)              To the extent permitted by law, Bay Bank will furnish Trustmark with all information concerning Bay Bank required for inclusion in any application, filing, registration statement, or document to be made or filed by Trustmark or Bay Bank with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement.

(b)              Bay Bank represents and warrants that all information so furnished for such applications and filings shall, to the best of its knowledge, be true and correct in all material respects without omission of any material fact required to be stated to make the information not misleading.

(c)              Bay Bank agrees at any time, upon the request of Trustmark, to furnish to Trustmark a written letter or statement confirming the accuracy of the information with respect to Bay Bank contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to Bay Bank contained in such document or draft was furnished by Bay Bank expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by Bay Bank expressly for use therein.

Section 4.5.       Standstill Provision.

(a)              So long as this Agreement is in effect, Bay Bank:

   (i)          shall cease any existing negotiations or provision of Company information for any Acquisition Proposal (as defined below in Section 4.5(b));

   (ii)         shall not, and Bay Bank agrees and will use its best efforts to cause its directors, officers, employees, agents, and representatives to not, directly or indirectly, take any action to solicit, initiate, or encourage the making of any Acquisition Proposal; and

   (iii)        shall not, and Bay Bank agrees and will use its best efforts to cause its directors, officers, employees, agents, and representatives to not, enter into any negotiations concerning, furnish any nonpublic information relating to Bay Bank in connection with, or agree to any Acquisition Proposal.

(b)              Bay Bank agrees to notify Trustmark promptly of any Acquisition Proposal received and provide reasonable detail as to the identity of the proposed acquiror and the nature of the proposed transaction.  “Acquisition Proposal” means a written offer or proposal which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for Bay Bank Stock regarding any of the following (other than the transactions contemplated by this Agreement):

   (i)           any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving the sale, lease, exchange, mortgage, pledge, transfer, or other disposition of all or substantially all of the assets or equity securities or deposits of Bay Bank, whether in a single transaction or series of related transactions, which could reasonably be expected to impede, interfere with, prevent, or materially delay the completion of the Merger;

   (ii)         any tender offer or exchange offer for all or substantially all of the outstanding shares of the capital stock of Bay Bank or the filing of a registration statement under the Securities Act in connection therewith; or

   (iii)        any public announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Section 4.6.       Bank Merger.  Prior to the Effective Time, Bay Bank shall cooperate with Trustmark and Trustmark Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the Merger.

Section 4.7.       Employee Benefit Plans.  Bay Bank shall execute and deliver such instruments and take such other actions as Trustmark may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Trustmark and in accordance with applicable law and effective as of the Closing Date.

Section 4.8.       Current Information. During the period from the date of this Agreement to the Effective Date, Bay Bank will cause one or more of their designated representatives to confer on a regular and frequent basis with representatives of Trustmark and to report the general status of its ongoing operations. In addition, separate reporting on matters involving the loan portfolio will occur monthly and will include, but not be limited to: (i) all board reports; (ii) new and renewed loan reports; (iii) month-end delinquency/past due reports; (iv) month-end loan extensions; (v) loan policy exceptions, loan documentation/collateral exceptions, and financial statement exceptions; (vi) watch list reports (all special mention, substandard, doubtful and loss loans); (vii) all written communications/officer memoranda concerning problem loan accounts greater than $100,000; (viii) notification and written details involving new loan products and/or loan programs; (ix) loan presentations/approval packages for new and/or renewed loans, lines of credit or commitments of $100,000 or more; (x) all loan review statistical/analysis reports and any loan review reports related to branches; (xi) reconciliation of allowance for loan and lease losses to include gross chargeoffs, recoveries and net chargeoffs; (xii) written explanation of any gross chargeoffs greater than $50,000; (xiii) written analysis of adequacy of allowance for loan and lease losses; and (xiv) such other information regarding specific loans, the loan portfolio, and management of the loan portfolio as may be requested. Bay Bank will promptly notify Trustmark of any material change in the normal course of their business or in the operation of their properties.

Section 4.9.       Dividends.  Bay Bank shall not declare or pay to its shareholders any cash or other dividends during the term of this Agreement.

Section 4.10.     Directors Vote.  The members of the Board of Directors of Bay Bank agree in their individual capacities to vote their shares of Bay Bank Stock in favor of the Merger at the special meeting of shareholders called to consider and vote upon the Merger.

V.  COVENANTS OF TRUSTMARK

Trustmark covenants and agrees with Bay Bank as follows:

Section 5.1.       Regulatory Filings and Best Efforts.  Trustmark will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper, or advisable in connection with filing applications with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2.       Registration Statement.  After the execution of this Agreement, Trustmark will prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act and any other applicable documents, relating to the shares of Trustmark Common Stock to be delivered to the shareholders of Bay Bank pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective.  Bay Bank and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to Bay Bank and the Bay Bank shareholders’ meeting.  At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to Bay Bank’s shareholders and at the time of the Bay Bank Shareholders’ Meeting, the Proxy Statement included as part of the Registration Statement (the “Proxy Statement”), as amended or supplemented by any amendment or supplement filed by Trustmark will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Proxy Statement made in reliance upon and in conformity with information furnished by Bay Bank for use in the Registration Statement or the Proxy Statement.

Section 5.3.       Employee Benefit Plans.  Trustmark agrees that the employees of Bay Bank who continue their employment after the Closing Date (the “Bay Bank Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Trustmark on the Closing Date, in accordance with the respective terms of such plans and programs, and Trustmark shall take all actions necessary or appropriate to facilitate coverage of the Bay Bank Employees in such plans and programs from and after the Closing Date, subject to the following:

(a)              Each Bay Bank Employee will be entitled to credit for prior service with Bay Bank for all purposes under the employee benefit plans and other employee benefit plans and programs (other than stock option plans), sponsored by Trustmark to the extent Bay Bank sponsored a similar type of plan in which the Bay Bank Employees participated immediately prior to the Closing Date.  Any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Bay Bank Employee and their eligible dependents.  For purposes of determining Bay Bank Employees benefit for the calendar year in which the Merger occurs under Trustmark’s vacation program, any vacation taken by the Bay Bank Employees immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Trustmark vacation benefit available to such Bay Bank Employees for such calendar year.  Trustmark further agrees to credit the Bay Bank Employees and their eligible dependents for the year during which coverage under Trustmark’s group health plan begins, with any deductibles already incurred during such year, under Bay Bank’s group health plan.

(b)              The Bay Bank Employees shall be entitled to credit for past service with Bay Bank for the purpose of satisfying any eligibility or vesting periods applicable to Trustmark’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, Trustmark’s 401(k) Plan).

Section 5.4.       Regulatory Approvals.  Trustmark will file all necessary regulatory documents, notices, and applications not later than the 30th day after the execution of this Agreement and will provide Bay Bank with a copy of the non-confidential portions of notices, applications, statements, or correspondence submitted to or received from regulatory authorities in connection with the Merger.

Section 5.5.       NASDAQ Listing.  Trustmark will file all documents required to have the shares of Trustmark Common Stock to be issued pursuant to the Agreement included for quotation on The NASDAQ Global Select Market and use its best efforts to effect said listing.

Section 5.6.       Indemnification; Insurance.

(a)              For a period of three (3) years from and after the Effective Time, Trustmark (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer, and employee of Bay Bank determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding, or investigation whether civil or criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, including any director liability arising out of the Bay Bank Board Recommendation and approval of this Agreement by the Bay Bank Board of Directors, whether asserted or claimed prior to, at, or after the Effective Time to the fullest extent to which such Indemnified Parties were entitled under the Bay Bank Governance Documents and applicable laws.

(b)              Any Indemnified Party wishing to claim indemnification under this Section, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not materially prejudice the Indemnifying Party.  In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time),

   (i)           the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest);

   (ii)         the Indemnified Parties will cooperate in the defense of any such matter; and

   (iii)        the Indemnifying Party shall not be liable for any settlement effected without its prior written consent.

(c)              Trustmark shall use its commercially reasonable efforts to maintain its existing policy of directors and officers liability insurance (or comparable coverage) for a period of not less than three (3) years after the Effective Time; which policy shall be amended, however, to include the directors and officers of Bay Bank currently covered under the policy held by Bay Bank, and which shall be a “claims made” policy providing coverage for (among other things) acts or omissions occurring prior to the Effective Time.

VI.  MUTUAL COVENANTS OF TRUSTMARK AND BAY BANK

Section 6.1.       Notification; Updated Disclosure Schedules.  Bay Bank shall give prompt notice to Trustmark, and Trustmark shall give prompt notice to Bay Bank, of:

(a)               any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any respect, including, without limitation, as a result of any change in a Schedule; or

(b)              the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.2.       Confidentiality.  Neither Trustmark nor Bay Bank will, directly or indirectly, before or after the consummation or termination of this Agreement, disclose any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 8.1, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances.  The term “Subject Information” does not include any information that (a) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (b) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party, (c) was independently acquired or developed by the disclosing party without violating any obligations of this Agreement, or (d) is required to be disclosed under applicable law or legal process; provided, however, the disclosing party must give prompt notice to the nondisclosing party of the legal requirement and cooperate with the nondisclosing party in any effort to oppose such requirement.

Section 6.3.       Publicity.  Except as otherwise required by applicable law or in connection with the regulatory application process, as long as this Agreement is in effect, neither Trustmark nor Bay Bank shall, nor shall they permit any of their officers, directors, or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

VII.  CLOSING

Section 7.1.       Closing.

(a)              Subject to the other provisions of this Article VII, on a mutually acceptable date (“Closing Date”) as soon as practicable within a thirty (30) day period commencing with the latest of the following dates:

   (i)          the receipt of Bay Bank shareholder approval and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

   (ii)         if the transactions contemplated by this Agreement are being contested in any legal proceeding, and Trustmark or Bay Bank, pursuant to Section 11.1, has elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of each of Trustmark and Bay Bank, to the consummation of the transactions contemplated herein, or such prior date as each of Trustmark and Bay Bank shall elect whether or not such proceeding has been brought to a conclusion.

(b)               A meeting (“Closing”) will take place at which the parties to this Agreement will exchange certificates, opinions, letters, and other documents in order to determine whether any condition exists which would permit the parties hereto to terminate this Agreement.  If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement.  The Closing shall take place at the offices of Brunini, Grantham, Grower & Hewes, PLLC, in Jackson, Mississippi, or at such other place to which the parties hereto may mutually agree.

Section 7.2.       Effective Time.  Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of any requisite approvals of the shareholders of Bay Bank and the regulatory approvals of the Federal Reserve Board, FDIC, OCC, and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the Merger approval to be issued by the OCC (the “Effective Time”).

VIII.  TERMINATION

Section 8.1.       Termination.

(a)              This Agreement may be terminated by action of the Board of Directors of Trustmark or Bay Bank at any time prior to the Effective Time if:

   (i)          any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling, or other action shall have been final and non-appealable;

   (ii)         any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions; or

   (iii)        the Merger shall not have become effective on or before the one hundred and fiftieth (150th) day following the date of this Agreement, or such later date as shall have been approved in writing by the Boards of Directors of Trustmark and Bay Bank; provided, however, that the right to terminate under this Section 8.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date.

(b)              This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Bay Bank if:

   (i)          Trustmark shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Trustmark contained herein shall be inaccurate in any material respect; or

   (ii)         if the conditions set forth in Article X have not been met or waived by Bay Bank.

In the event the Board of Directors of Bay Bank desires to terminate this Agreement because of an alleged breach or inaccuracy or change as provided in Section 8.1(b)(i), such Board of Directors must notify Trustmark in writing of its intent to terminate stating the reason therefor.  Trustmark shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of Bay Bank (which approval shall not be unreasonably withheld).

(c)               This Agreement may be terminated at any time prior to the Closing by action of the Board of Directors of Trustmark if:

   (i)          Bay Bank shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Bay Bank contained herein shall be inaccurate in any material respect;

   (ii)          if the conditions set forth in Article IX have not been met or waived by Trustmark; or

   (iii)         if, prior to receipt of the Shareholder Approval, Bay Bank or the Bay Bank Board (or any committee thereof) has (A) effected a Change of Recommendation or approved, adopted, endorsed or recommended any Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of Bay Bank, (C) breached the terms of Section 4.5 in any respect adverse to Purchaser, or (D) breached its obligations under Section 4.1 by failing to call, give notice of, convene and hold the Bay Bank Shareholders’ Meeting in accordance with Section 4.1; or

   (iv)        if Bay Bank or the Bay Bank Board has, in response to the commencement (other than by Purchaser or a Subsidiary thereof) of a tender offer or exchange offer, recommended that the shareholders of Bay Bank tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.

   (v)         the Board of Directors of Trustmark reasonably concludes in good faith, after consulting with counsel, that Trustmark will be unable to obtain any regulatory approval required to consummate the Merger or any such approval is accompanied by terms or conditions which materially and adversely impact the financial consequences of the Merger to Trustmark.

In the event the Board of Directors of Trustmark desires to terminate this Agreement because of an alleged breach or inaccuracy or change as provided in Section 8.1(c)(i), the Board of Directors of Trustmark must notify Bay Bank in writing of its intent to terminate stating the cause therefor.  Bay Bank shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of Trustmark (which approval shall not be unreasonably withheld).

(d)              This Agreement may be terminated at any time prior to the Closing with the mutual written consent of Trustmark and Bay Bank and the approval of such action by their respective Boards of Directors.

(e)               This Agreement may be terminated at any time prior to Closing by either Trustmark or Bay Bank, if the shareholders of Bay Bank fail to approve the Merger at the Bay Bank Shareholders’ Meeting called for such purpose (or any adjournment thereof).

Section 8.2.       Effect of Termination.  In the event of termination of this Agreement by either Trustmark or Bay Bank as provided in Section 8.1 or the abandonment of the Merger without breach by any party hereto, this Agreement (other than Section 6.2 and Section 12.4) shall become void and have no effect, without any liability on the part of any party or its directors, officers, or shareholders.  Nothing contained in this Section shall relieve any party hereto of any liability for a breach of this Agreement.

IX.  CONDITIONS TO OBLIGATIONS OF TRUSTMARK

The obligations of Trustmark under this Agreement are subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by Trustmark in its sole discretion:

Section 9.1.       Compliance with Representations and Covenants.  The representations and warranties made by Bay Bank in this Agreement must have been true in all respects when made and shall be true in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Bay Bank shall have performed or complied with all covenants and conditions required by this Agreement to be performed and complied with prior to or at the Closing.  Trustmark shall have been furnished with a certificate, executed by an appropriate representative of Bay Bank and dated as of the Closing Date, to the foregoing effect.

Section 9.2.      Absence of Material Adverse Effect.  There shall have been no change after the date hereof in the assets, properties, business, or financial condition of Bay Bank which have, or which may be foreseen to have, a Material Adverse Effect on the Condition of Bay Bank or the transactions contemplated hereby; provided, however, that for purposes of this Section a Material Adverse Effect shall not include a change with respect to, or effect on, Bay Bank resulting:

(a)               from a change in law, rule, regulation, or GAAP;

(b)              as a result of entering into this Agreement or complying with this Agreement; or

(c)               from any other matter affecting federally-insured depository institutions generally, including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates.

Section 9.3.       Legal Opinion. Trustmark shall have received an opinion of Haskell Slaughter Young & Rediker, LLC, counsel to Bay Bank, dated as of the Closing Date, addressed to Trustmark and in form and substance satisfactory to counsel for Trustmark.

Section 9.4.       Tax Opinion.  Trustmark shall have received an opinion of Brunini, Grantham, Grower & Hewes, PLLC, to the effect that on the basis of certain facts, representations, and opinions set forth in such opinion that the Merger will qualify as a reorganization under Section 368(a) of the Code.  In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Bay Bank, Trustmark, and others.

X.  CONDITIONS TO OBLIGATIONS OF BAY BANK

The obligations of Bay Bank under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by Bay Bank in its sole discretion:

Section 10.1.     Compliance with Representations and Covenants.  The representations and warranties made by Trustmark in this Agreement must have been true in all respects when made and shall be true in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Trustmark shall have performed and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by Trustmark prior to or at the Closing.  Bay Bank shall be furnished with a certificate, executed by appropriate representatives of Trustmark and dated as of the Closing Date, to the foregoing effect.

Section 10.2.     Absence of Material Adverse Effect.  There shall have been no change after the date hereof in the assets, properties, business, or financial condition of Trustmark which has, or which may be foreseen to have a Material Adverse Effect on the Condition of Trustmark considered as a consolidated whole or the transactions contemplated hereby; provided, however, that for purposes of this Section, a Material Adverse Effect will not include a change with respect to, or effect on, Trustmark resulting:

(a)               from a change in law, rule, regulation, or GAAP;

(b)              as a result of entering into this Agreement or complying with this Agreement;

(c)               from any other matter affecting federally-insured depository institutions generally (including without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates.

Section 10.3.     Legal Opinion.  Bay Bank shall have received an opinion of Brunini, Grantham, Grower & Hewes, PLLC, counsel to Trustmark, dated as of the Closing Date, addressed to Bay Bank and in form and substance satisfactory to counsel for Bay Bank.

Section 10.4.     Tax Opinion. Bay Bank shall have received an opinion of Brunini, Grantham, Grower & Hewes, PLLC, to the effect that on the basis of certain facts, representations, and opinions set forth in such opinion that the Merger will qualify as a reorganization under Section 368(a) of the Code.  In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Bay Bank, Trustmark, and others.

XI.  CONDITIONS TO RESPECTIVE OBLIGATIONS
OF TRUSTMARK AND BAY BANK

The respective obligations of Trustmark and Bay Bank under this Agreement are subject to the satisfaction of the following conditions which may be waived by Trustmark and Bay Bank, respectively, in their sole discretion:

Section 11.1.     Government Approvals.  Trustmark shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the OCC and any other regulatory agency whose approval must be received in order to consummate the Merger, which approvals shall not impose any restrictions on the operations of Trustmark or the Surviving Bank which are unacceptable to Trustmark, and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority or any third party (except shareholders asserting dissenters’ rights) by formal proceeding.  It is understood that, if any such contest is brought by formal proceeding, Trustmark or Bay Bank may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger over such objection.

Section 11.2.     Shareholder Approval.  The holders of Bay Bank Stock shall have approved this Agreement and the transactions contemplated by this Agreement.

Section 11.3.     Registration of Trustmark Common Stock.  The Registration Statement covering the Trustmark Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no claim, action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the Trustmark Common Stock to be issued in the Merger shall have been received.

Section 11.4.     Listing of Trustmark Common Stock.  The shares of Trustmark Common Stock to be delivered to the shareholders of Bay Bank pursuant to this Agreement shall have been authorized for listing on The NASDAQ Global Select Market.

XII.  MISCELLANEOUS

Section 12.1.     Certain Definitions.  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a)               “Affiliate” means any natural person, corporation, general partnership, limited partnership proprietorship, other business organization, trust, union, association, or governmental authority that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the person specified.

(b)              “Condition” means the business, assets, operations, financial condition, or results of operations of Bay Bank or Trustmark, as the case may be.

(c)              “Deposit Insurance Fund” means the Deposit Insurance Fund of the FDIC created by the Federal Deposit Insurance Reform Act of 2005, Public Law 101-171, adopted into law on February 8, 2006, pursuant to Sections 2101 et. seq. of which the Bank Insurance Fund and the Savings Association Insurance Fund were merged effective March 31, 2006 into a new fund known as the Deposit Insurance Fund to insure the safety of deposits of FDIC member banks.

(d)              “Material Adverse Effect,” “material,” or “materially” when used in reference to Bay Bank shall be understood to mean a breach of any representation, warranty, or covenant contained in this Agreement which, separately or in the aggregate with any other such breach, does or could result in a cost, loss, detriment, or obligation in excess of $500,000 on a pre-tax basis; provided, however, with reference to the representations, warranties, and covenants of Trustmark and its Subsidiaries contained in this Agreement, “Material Adverse Effect,” “material,” or “materially” shall have the meaning normally accorded to such terms considering the relative importance of such representation, warranty, or covenant in the context of an organization of the type and size of Trustmark.

(e)              “Subsidiary” or “Subsidiaries” shall mean, when used with reference to an entity, any corporation, association, or other entity in which fifty percent (50%) of the issued and outstanding voting securities are owned directly or indirectly by any such entity, or any partnership, joint venture, limited liability company, or other enterprise in which any entity has, directly or indirectly, any equity interest.

Section 12.2.     Non-Survival of Representations and Warranties.  The representations, warranties, covenants, and agreements of Trustmark and Bay Bank contained in this Agreement shall terminate at the Closing.

Section 12.3.     Amendments.  This Agreement may be amended only by a written instrument signed by Trustmark and Bay Bank at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that the Merger Consideration to be received by the shareholders of Bay Bank pursuant to this Agreement shall not be decreased subsequent to the approval of the transactions contemplated by the Agreement without the further approval by such shareholders.

Section 12.4.     Expenses.  Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement.  Similarly, each party agrees to indemnify the other parties against any cost, expense, or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.  Except as disclosed herein, Trustmark and Bay Bank represent and warrant to each other that neither of them, nor any of their agents, employees, or representatives has incurred any liability for any commissions or brokerage fees in connection with this Merger.

Section 12.5.     Notices.  Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses, unless by such notice a different address shall have been designated:

IF TO TRUSTMARK OR TRUSTMARK BANK:	IF TO BAY BANK:

Trustmark Corporation [or]	Bay Bank & Trust Co.
Trustmark National Bank	Attention: Kenneth E. Padgett
Attention: Gerard R. Host	1701 Highway A1A, Suite 202
248 E. Capitol Street, Suite 340	Vero Beach, Florida
Jackson, Mississippi 39201	772-231-0810 (phone)
(601) 208-6651 (phone)	772-231-0803 (fax)
(601) 208-6694 (fax)

AND

Trustmark Corporation [or]	Bay Bank & Trust Co.
Trustmark National Bank	E. Clay Lewis, III
Attention: T. Harris Collier III	509 Harrison Avenue
248 E. Capitol Street, Suite 733	Panama City, Florida 32401
Jackson, Mississippi 39201	(850) 769-3333 (phone)
(601) 208-5088 (phone)	(850) 785-9553 (fax)
(601) 208-6424 (fax)

With a copy to:	With a copy to:

Brunini, Grantham, Grower & Hewes, PLLC	Haskell Slaughter Young & Rediker, LLC
Attention: Granville Tate, Jr.	Attention: Robert E. Lee Garner
190 E. Capitol Street, Suite 100	2001 Park Place, Suite 1400
Jackson, Mississippi 39201	Birmingham, Alabama 35203
(601) 948-3101 (phone)	(205) 251-1000 (phone)
(601) 960-6902 (fax)	(205) 324-1133 (fax)

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail.  All notices sent by courier as provided above shall be deemed delivered on the date set forth on the courier’s delivery receipt and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt.  All other notices shall be deemed delivered when actually received.  Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

Section 12.6.     Controlling Law.  All questions concerning the validity, operation, and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Mississippi and, to the extent applicable, by the laws of the United States of America.

Section 12.7.     Headings; References.  The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof. References to Sections, Exhibits, Schedules, paragraphs, and subsections in this Agreement shall be deemed to refer to this Agreement unless specifically stated otherwise.

Section 12.8.     Modifications or Waiver.  No termination, cancellation, modification, amendment, deletion, addition, or other change in this Agreement, or any provision hereof, or waiver of any right or remedy herein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby.  The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Section 12.9.     Severability.  Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force; provided that the purpose of the Agreement can be effected.  To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 12.10.   Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

Section 12.11.   Consolidation of Agreements.  All understandings and agreements heretofore made between the parties hereto are merged in this Agreement which (together with any agreements executed by the parties hereto contemporaneously with or subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger.

Section 12.12.   Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

Section 12.13.   Binding on Successors.  Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors, and assigns.

Section 12.14.   Gender.  Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires.

Section 12.15.   Disclosures.  Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any Schedule attached hereto shall be deemed to be disclosure for purposes of any such Section or Schedule.

IN WITNESS WHEREOF, the undersigned authorized representatives of the parties to this Agreement have executed and delivered this Agreement as of the date first above written.

	TRUSTMARK CORPORATION	TRUSTMARK NATIONAL BANK

By:	/s/ Gerard R. Host	By:	/s/ Gerard R. Host
	Gerard R. Host,		Gerard R. Host,
	President and Chief Executive Officer		President and Chief Executive Officer

	ATTEST:	ATTEST:

	/s/ T. Harris Collier III	/s/ T. Harris Collier III
	T. Harris Collier III, Secretary	T. Harris Collier III, Secretary

BAY BANK & TRUST CO.

/s/ Kenneth E. Padgett
Kenneth E. Padgett, Chairman

ATTEST:

/s/ Linda Carlson Newton
Linda Carlson Newton, Secretary

[Signature Page to Agreement and Plan of Merger]

The members of the Board of Directors of Bay Bank & Trust Co. join in the execution of this Agreement in their individual capacities for the sole purpose of agreeing to the terms of Section 4.10 hereof.

/s/ Ivie R. Burch	/s/ Jeffrey K. Padgett
Ivie R. Burch	Jeffrey K. Padgett

/s/ Rebecca S. Daffin	/s/ Kenneth E. Padgett
Rebecca S. Daffin	Kenneth E. Padgett

/s/ E. Clay Lewis, III	/s/ John T. Patronis
E. Clay Lewis, III	John T. Patronis

/s/ Don E. McCormick	/s/ Kal G. Squires
Don E. McCormick	Kal G. Squires

/s/ James R. Moody, IV	/s/ Jay N. Trumbull
James R. Moody, IV	Jay N. Trumbull

/s/ Donald F. Nations
Donald F. Nations

Execution Copy

EXHIBIT A

to

Agreement and Plan of Merger

BANK MERGER AGREEMENT

OF

BAY BANK & TRUST CO., A FLORIDA BANKING CORPORATION

WITH AND INTO

TRUSTMARK NATIONAL BANK, A NATIONAL BANKING ASSOCIATION
UNDER THE ARTICLES OF ASSOCIATION OF TRUSTMARK NATIONAL BANK
UNDER THE TITLE OF TRUSTMARK NATIONAL BANK

As of November 30, 2011, Trustmark Corporation and Bay Bank & Trust Co., a banking corporation organized under the laws of the state of Florida, being located in Panama City, County of Bay, State of Florida (“Bay Bank”), entered into an Agreement and Plan of Merger (the “Agreement”).  This Bank Merger Agreement is made and entered into in furtherance of the Agreement and is between Bay Bank with a capital of $3,913,440 divided into 782,688 shares of common stock, each of $5.00 par value, surplus of $10,822,405 and undivided profits, including capital reserves, of $10,888,784 and net unrealized holding gains on available for sale securities of ($175,541) as of September 30, 2011, and Trustmark National Bank (“Trustmark Bank”), a national banking association organized under the laws of the United States, being located in Jackson, County of Hinds, State of Mississippi, with a capital of $13,389,775 divided into 2,677,955 shares of common stock, each of $5.00 par value, surplus of $681,273,866 and undivided profits, including capital reserves, of $528,574,795 and accumulated other comprehensive income, net of tax, of $19,606,517 as of September 30, 2011.  Bay Bank and Trustmark Bank are each acting pursuant to a resolution of its board of directors, adopted by a vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of 12 USC 1828(c) and Article 12, Sections 215a and 215a-1 of the United States Code, respectively.

Bay Bank and Trustmark Bank hereby adopt this Bank Merger Agreement for the purpose of merging Bay Bank with and into Trustmark Bank.

Section 1  Bay Bank shall be merged with and into Trustmark Bank under the Charter of Trustmark Bank (the “Bank Merger”).

Section 2  The name of the merged association (the “Association”) shall be Trustmark National Bank.

Section 3  The business of the Association shall be that of a national banking association.  This business shall be conducted by the Association at its main office which shall be located at Jackson, Mississippi, and at its legally established branches.

Section 4  The amount of capital stock of the Association shall be $13,389,775 divided into 2,677,955 shares of common stock, each of a $5.00 par value and at the time the Bank Merger shall become effective, the Association shall have a surplus of approximately $681,273,866, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the merging banks as stated in the preamble of this agreement, adjusted however, for normal earnings and expenses between September 30, 2011, and the effective time of the Bank Merger.

Section 5  All assets of each of the merging banks, as they exist at the effective time of the Bank Merger, shall pass to and vest in the Association without any conveyance or other transfer; and the Association shall be responsible for all of the liabilities of every kind and description, including liabilities arising out of the operation of a trust department, of each of the merging banks existing as of the effective time of the Bank Merger.

As its contribution to the capital structure of the Association, Bay Bank shall contribute to the Association acceptable assets having a book value, over and above its liability to its creditors, of at least $25,800,170, and having an estimated fair value, over and above its liability to its creditors, of at least $25,800,170, adjusted, however, for normal earnings and expenses between September 30, 2011, and the effective time of the Bank Merger, and for allowance of cash payments, if any, permitted under this agreement.

As its contribution to the capital structure of the Association, Trustmark Bank shall contribute acceptable assets having a book value, over and above its liability of its creditors, of at least $1,242,844,953 and having an estimated fair value, over and above its liability to is creditors, of at least $1,242,844,953, adjusted, however, for normal earnings and expenses between September 30, 2011, and the effective time of the Bank Merger, and for allowance of cash payments, if any, permitted under this agreement.

Section 6  At the effective time of the Bank Merger, Trustmark Corporation shall retain its present rights in and to each of the 13,389,775 issued and outstanding shares of common stock, $5.00 par value of Trustmark Bank, which are owned by Trustmark Corporation, and each of the 782,688 issued and outstanding shares of Bay Bank common stock, $5.00 par value, shall be canceled and retired.

Section 7  Bay Bank shall not declare any other cash or other dividends prior to closing. From the date hereof until the effective time of the Bank Merger, Trustmark Bank shall be entitled to declare and pay such dividends as may, from time to time, be declared by the Board of Directors of Trustmark Bank.

Section 8  The present Board of Directors of Trustmark Bank shall continue to serve as the Board of Directors of the Association until the next annual meeting of shareholders or until such time as their successors have been elected and have qualified.

Section 9  Effective as of the time the Bank Merger shall become effective as specified in the Bank Merger approval to be issued by the Comptroller of the Currency, the Articles of Association of the merged bank shall read in their entirety as follows:

FIRST.  The title of this Association shall be “Trustmark National Bank.”

SECOND.  The main office of the Association shall be in Jackson, County of Hinds, State of Mississippi.  The general business of the Association shall be conducted at its main office and its branches.

THIRD.  The Board of Directors of this Association shall consist of not less than five nor more than twenty-five members, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof.  Each Director shall own common or preferred stock of the Association or of a company which has control over the Association within the meaning of 12 U.S.C. ' 1841 ("The Bank Holding Company Act"), with an aggregate par, fair market or equity value of not less than $1,000, as of either (i) the date of purchase, (ii) the date the person became a director, or (iii) the date of that person's most recent election to the Board of Directors, whichever is more recent.  Any combination of common or preferred stock of the Association or holding company may be used.  Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for any reason, including an increase in the number thereof, may be filled through appointment by a majority of the remaining Directors then in office, and any director so appointed shall hold his place until the next election, and until his successor shall have been elected and qualified.

FOURTH.  The annual meeting of the shareholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the Board of Directors may designate, on the day of each year specified therefor in the Bylaws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Association entitled to vote for election of directors.  Nominations, other than those made by or on behalf of the existing management of the Association, shall be made in writing and shall be delivered or mailed to the Chairman of the Board of the Association not less than 14 days nor more than 50 days prior to any meeting of stockholders called for the election of directors; provided however, that if less than 21 days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the Chairman of the Board of the Association not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.  Such notification shall contain the following information to the extent known to the notifying shareholder:  (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Association that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Association owned by the notifying shareholder.  Nominations not made in accordance herewith may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions the vote tellers may disregard all votes cast for each such nominee.

FIFTH.  The authorized amount of capital stock of this Association shall be 2,677,955 shares of common stock of the par value of Five Dollars ($5.00) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

If the capital stock is increased by the sale of additional shares thereof, each shareholder shall be entitled to subscribe for such additional shares in proportion to the number of shares of said capital stock owned by him at the time the increase is authorized by the shareholders unless another time subsequent to the date of the shareholders' meeting is specified in a resolution adopted by the shareholders at the time the increase is authorized, except when they are (1) issued to effect or to raise the necessary capital to effect a merger or consolidation, (2) issued to effect or to raise the necessary capital to effect an acquisition of assets, (3) issued for consideration other than cash, (4) issued to satisfy conversion rights, or other rights or options, or (5) issued pursuant to any employee stock option or stock purchase plan.  The Board of Directors shall have the power to prescribe a reasonable period of time within which the preemptive rights to subscribe to the new shares of capital stock must be exercised.

The Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

SIXTH.  The Board of Directors shall appoint one of its members President of the Association, who shall be Chairman of the Board, unless the Board appoints another director to be the Chairman.  The Board of Directors shall have the power to appoint one or more Vice Presidents, and to appoint a Secretary and such officers and employees as may be required to transact the business of the Association.

The Board of Directors shall have the power to define the duties of the officers and employees of the Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage the affairs of the Association; to make all Bylaws that it may be lawful for them to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

SEVENTH.  The Board of Directors shall have the power to change the location of the main office to any other place within the limits of Jackson, Mississippi, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency; and shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

EIGHTH.  The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

NINTH.  The Board of Directors of this Association, or any three or more shareholders owning, in the aggregate, not less than 25 percent of the stock of this Association, may call a special meeting of the shareholders at any time.  Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual or special meeting of the shareholders shall be given by First Class Mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

TENTH.  Any person, his heirs, executors, or administrators, may be indemnified or reimbursed by the Association for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they shall be made a party or potential party by reason of his being or having been a director, or an honorary or advisory director, officer, or employee of the Association or of any firm, corporation, or organization which he served in any such capacity at the request of the Association; provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he shall finally be adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties to the Association; and provided further, that no person shall be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the Association.  The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such person, his heirs, executors, or administrators, may be entitled as a matter of law.  The Association may, upon affirmative vote of a majority of its Board of Directors, purchase insurance to indemnify its directors, honorary or advisory directors, officers and employees to the extent that such indemnification is allowed in these Articles of Association.  Such insurance may, but need not, be for the benefit of all directors, honorary or advisory directors, officers or employees.

ELEVENTH.  These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

Section 10  This Bank Merger Agreement may be terminated in the manner and to the extent provided in the Agreement.

Section 11  This Bank Merger Agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the merging banks owning at least sixty-seven percent (67%) of its capital stock outstanding, at a meeting to be held on the call of the directors; and the Bank Merger shall become effective at the time specified in the approval of Bank Merger to be issued by the Comptroller of the Currency of the United States.

[Signatures on Following Pages]

WITNESS, the signatures and seals of said merging banks this 30 day of November, 2011, each hereunto set by its Chief Executive Officer or Chairman of the Board and attested by its President, Executive Vice President, Secretary, or Assistant Secretary pursuant to a resolution of its Board of Directors, acting by a majority thereof, and witness the signature hereto of the majority of each of said Boards of Directors.

TRUSTMARK NATIONAL BANK		TRUSTMARK CORPORATION

By:	/s/ Gerard R. Host	By:	/s/ Gerard R. Host
	Gerard R. Host, President and		Gerard R. Host, President and
	Chief Executive Officer		Chief Executive Officer

Attest:		Attest:

By:	/s/ T. Harris Collier III	By:	/s/T. Harris Collier III
	T. Harris Collier III, Secretary		T. Harris Collier III, Secretary

	(SEAL)		(SEAL)

STATE OF MISSISSIPPI
COUNTY OF HINDS

Personally appeared before me, the undersigned authority in and for the said county and state, on this 30 day of November, 2011, within my jurisdiction, the within named GERARD R. HOST and T. HARRIS COLLIER III, who acknowledged that they are the President and Chief Executive Officer and Secretary, respectively, of each of Trustmark Corporation, a Mississippi bank holding company, and Trustmark National Bank, a national banking association, and that for and on behalf of the said corporation and association, and as their acts and deeds he executed the above and foregoing instrument, after first having been duly authorized by said corporation and association so to do.

/s/ Tina Ginn
Notary Public

My Commission expires:	(SEAL)

12-4-14

Ratified by the Board of Directors of Trustmark National Bank.

/s/ Adolphus B. Baker	/s/ John M. McCullouch
Adolphus B. Baker	John M. McCullouch

/s/ Toni D. Cooley	/s/ Richard H. Puckett
Toni D. Cooley	Richard H. Puckett

/s/ William C. Deviney, Jr.	/s/ Charles W. Renfrow
William C. Deviney, Jr.	Charles W. Renfrow

/s/ Gerald R. Dunkle	/s/ R. Michael Summerford
Gerald R. Dunkle	R. Michael Summerford

/s/ Daniel A. Grafton	/s/ Harry M. Walker
Daniel A. Grafton	Harry M. Walker

/s/ Gerard R. Host	/s/ Leroy G. Walker, Jr.
Gerard R. Host	Leroy G. Walker, Jr.

/s/ David H. Hoster II	/s/ Allen Wood, Jr.
David H. Hoster II	Allen Wood, Jr.

/s/ Larry L. Lambiotte	/s/ William G. Yates III
Larry L. Lambiotte	William G. Yates III

BAY BANK & TRUST CO.

By:	/s/ Kenneth E. Padgett
Kenneth E. Padgett, Chairman

Attest:

By:	/s/ Linda Carlson Newton
Linda Carlson Newton, Secretary

(SEAL)

STATE OF FLORIDA
COUNTY OF Indian River

Personally appeared before me, the undersigned authority in and for the said county and state, on this 29 day of November, 2011, within my jurisdiction, the within named KENNETH E. PADGETT, who acknowledged that he is the Chairman of Bay Bank & Trust Co., a Florida banking corporation, and that for and on behalf of the said corporation, and as its act and deed he executed the above and foregoing instrument, after first having been duly authorized by said corporation so to do.

/s/ Carolyn P. Klotzer
Notary Public		(SEAL)

My Commission expires:
August 16, 2014

STATE OF FLORIDA
COUNTY OF	Bay

Personally appeared before me, the undersigned authority in and for the said county and state, on this 30th day of November, 2011, within my jurisdiction, the within named LINDA CARLSON NEWTON, who acknowledged that she is the Secretary of Bay Bank & Trust Co., a Florida banking corporation, and that for and on behalf of the said corporation, and as its act and deed she executed the above and foregoing instrument, after first having been duly authorized by said corporation so to do.

/s/ Luann H. Price
Notary Public	(SEAL)

My Commission expires:
10/8/2012

Ratified by the Board of Directors of Bay Bank & Trust Co.

/s/ Ivie R. Burch	/s/ Jeffrey K. Padgett
Ivie R. Burch	Jeffrey K. Padgett

/s/ Rebecca S. Daffin	/s/ Kenneth E. Padgett
Rebecca S. Daffin	Kenneth E. Padgett

/s/ E. Clay Lewis, III	/s/ John T. Patronis
E. Clay Lewis, III	John T. Patronis

/s/ Don E. McCormick	/s/ Kal G. Squires
Don E. McCormick	Kal G. Squires

/s/ James R. Moody, IV	/s/ Jay N. Trumbull
James R. Moody, IV	Jay N. Trumbull

/s/ Donald F. Nations
Donald F. Nations

Appendix B

FLORIDA BUSINESS CORPORATION ACT
APPRAISAL RIGHTS STATUTES

607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302-607.1333:

(1)      “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2)      “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3)      “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4)      “Fair value” means the value of the corporation’s shares determined:

(a)      Immediately before the effectuation of the corporate action to which the shareholder objects.

(b)      Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c)      For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5)      “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6)      “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7)      “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8)      “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9)      “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302. Right of shareholders to appraisal

(1)      A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a)      Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b)      Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c)      Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)      An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e)      Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f)      With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1.      Altering or abolishing any preemptive rights attached to any of his or her shares;

2.      Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3.      Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4.      Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5.      Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6.      Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7.      Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2)      Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)      Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1.      Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2.      Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)      The applicability of paragraph (a) shall be determined as of:

1.      The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2.      If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c)      Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)      Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1.      Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a.      Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b.      Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2.      Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a.      Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b.      Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c.      In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)      For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)      Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4)      A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)      Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b)      Was procured as a result of fraud or material misrepresentation.

607.1303. Assertion of rights by nominees and beneficial owners

(1)      A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2)      A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a)      Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b)      Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320. Notice of appraisal rights

(1)      If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2)      In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)      If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321. Notice of intent to demand payment

(1)      If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a)      Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b)      Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2)      A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322. Appraisal notice and form

(1)      If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2)      The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a)      Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.      The shareholder’s name and address.

2.      The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.      That the shareholder did not vote for the transaction.

4.      Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5.      If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b)      State:

1.      Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.      A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.      The corporation’s estimate of the fair value of the shares.

4.      An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5.      That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.      The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c)      Be accompanied by:

1.      Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2.      A copy of ss. 607.1301-607.1333.

607.1323. Perfection of rights; right to withdraw

(1)      A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2)      A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3)      A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. Shareholder’s acceptance of corporation’s offer

(1)      If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2)      Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326. Procedure if shareholder is dissatisfied with offer

(1)      A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2)      A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330. Court action

(1)      If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2)      The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3)      All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4)      The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5)      Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6)      The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331. Court costs and counsel fees

(1)      The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2)      The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)      Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b)      Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3)      If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4)      To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333. Limitation on corporate payment

(1)      No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a)      Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b)      Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2)      The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21.	Exhibits and Financial Statement Schedules.

List of Exhibits

Exhibit		Description

2.1
Agreement and Plan of Merger, dated as of November 30, 2011, by and among the Registrant, Trustmark National Bank, and Bay Bank and Trust Co. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

3.1
Articles of Incorporation of the Registrant, as amended. Incorporated herein by reference to Exhibit 3-a to Trustmark’s Annual Report on Form 10-K for the year ended December  31, 2002, filed on March 21, 2003.

3.2		Amended and Restated Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to Trustmark’s Current Report on Form 8-K filed on November 25, 2008.

5.1	+	Opinion of Brunini, Grantham, Grower & Hewes, PLLC, regarding the legality of the securities being registered.

8.1	*	Opinion of Brunini, Grantham, Grower & Hewes, PLLC, as to certain tax matters.

23.1	*	Consent of KPMG LLP.

23.2	+	Consent of Brunini, Grantham, Grower & Hewes, PLLC, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.3	*	Consent of Brunini, Grantham, Grower & Hewes, PLLC, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

24.1	*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference.

99.1	*	Form of Proxy for Special Meeting of Shareholders of Bay Bank & Trust Co.

*	Filed herewith.
+	To be filed by amendment.

Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the SEC are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson and State of Mississippi on January 26, 2012.

TRUSTMARK CORPORATION
(Registrant)

By:	/s/ Gerard R. Host
Gerard R. Host
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerard R. Host and Louis E. Greer and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adolphus B. Baker	Director	January 26, 2012
Adolphus B. Baker

/s/ William C. Deviney, Jr.	Director	January 26, 2012
William C. Deviney, Jr.

/s/ Daniel A. Grafton	Chairman and Director	January 26, 2012
Daniel A. Grafton

/s/ Louis E. Greer	Treasurer and Principal Financial Officer (principal accounting officer)	January 26, 2012
Louis E. Greer

/s/ Gerard R. Host	President and Chief Executive Officer (principal executive officer)	January 26, 2012
Gerard R. Host

/s/ David H. Hoster II	Director	January 26, 2012
David H. Hoster II

/s/ John M. McCullouch	Director	January 26, 2012
John M. McCullouch

/s/ Richard H. Puckett	Director	January 26, 2012
Richard H. Puckett

/s/ R. Michael Summerford	Director	January 26, 2012
R. Michael Summerford

/s/ LeRoy G. Walker, Jr.	Director	January 26, 2012
LeRoy G. Walker, Jr.

/s/ William G. Yates, Jr.	Director	January 26, 2012
William G. Yates, Jr.

EXHIBIT LIST

Exhibit		Description

2.1
Agreement and Plan of Merger, dated as of November 30, 2011, by and among the Registrant, Trustmark National Bank, and Bay Bank and Trust Co. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

3.1
Articles of Incorporation of the Registrant, as amended. Incorporated herein by reference to Exhibit 3-a to Trustmark’s Annual Report on Form 10-K for the year ended December  31, 2002, filed on March 21, 2003.

3.2		Amended and Restated Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to Trustmark’s Current Report on Form 8-K filed on November 25, 2008.

5.1	+	Opinion of Brunini, Grantham, Grower & Hewes, PLLC, regarding the legality of the securities being registered.

8.1	*	Opinion of Brunini, Grantham, Grower & Hewes, PLLC, as to certain tax matters.

23.1	*	Consent of KPMG LLP.

23.2	+	Consent of Brunini, Grantham, Grower & Hewes, PLLC, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.3	*	Consent of Brunini, Grantham, Grower & Hewes, PLLC, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

24.1	*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference.

99.1	*	Form of Proxy for Special Meeting of Shareholders of Bay Bank & Trust Co.

*	Filed herewith.
+	To be filed by amendment.